Exhibit 99.3

ASML Holding N.V.
Corporate Responsibility Report 2015

Contents

6	Highlights

7	Message from the Presidents

9	About ASML
10	Key facts and figures
11	The role of lithography
12	Our markets and products
15	How we create value
15	Materiality analysis
16	Our stakeholders’ expectations
18	Global trends, risks and opportunities
21	Our strategy for value

24	Governance

25	Performance

26	Technology leadership
27	Innovation
29	Knowledge management
30	Product stewardship

34	Great people
35	Talent management
37	Sustainable relationship with our people

41	Strong customer and supplier relationships
42	Sustainable relationship with customers
44	Sustainable relationship with suppliers

48	Responsible business behavior
49	Business risk and business continuity
50	Business ethics and human rights
53	Tax strategy and transparency
55	Labor relations and fair remuneration
57	Community involvement
61	Conflict minerals
63	Product safety and compliance
65	Environmental efficiency own operations
68	Employee health and safety

71	Appendix
72	Other indicators
75	Financial performance
76	Independent auditor’s assurance report
78	About the report
80	List of main subsidiaries
81	Stakeholder engagement
82	Non-financial data definitions
87	GRI content index for ‘In accordance’ – Core
97	Forward-looking statements
98	List of abbreviations and definitions

101	ASML contact information

ASML Corporate Responsibility Report 2015

Highlights

2015

1,068 mln. Euro
Continued investment in R&D

79%
Overall supplier relationship score

NXT platform
Improvement of:
- 10% in throughput
- 40% in focus
- 30% in overlay

2nd place BEST suppliers of fab equipment 2015

4.2%
Attrition rate is below industry average

1st shipment new TWINSCAN™ NXT:1980Di immersion lithography

1st shipment YieldStar 1250D

NXE platform

Improved productivity to 1,250 wafers per day

Improved EUV source power

99%
Waste recycled

LONG TERM

Outperformed industry peers and AEX in return to shareholders since 2010

160%
More jobs since 2005

100% productivity improvement in 10 years contributing to making chips cheaper

> 10B Euro
10 bln EUR commissioned to our supply chain, working in partnerships and sharing knowledge since 2010

50%
CO_2 emission reduction over the last 5 years

158 TJ
Energy savings since 2010 by improvement projects

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Message from the Presidents

Dear reader,
The growth of the semiconductor industry is based on the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on integrated circuits (ICs) or chips. Intel co-founder Dr. Gordon Moore observed that the number of components (like transistors and resistors, etc.) on a chip doubled roughly every two years. For over 30 years, ASML has been instrumental in driving Moore's Law, which marked its 50th anniversary on April 19, 2015. 'Shrink' is a long-term trend that will continue for the foreseeable future and will be accompanied by ongoing demand for equipment that can produce these advanced ICs in high volumes at the lowest possible cost.
Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-performance lithography, metrology and software solutions for the semiconductor industry to enable our customers to continue the shrink that underpins Moore's Law in a cost-effective way.
We keep an eye on developments that are relevant to us and to our stakeholders:

•
Moore's Law will continue to apply in the coming decade and will help to reduce the cost per transistor, which is an industry fundamental. However, the cost and complexity of the process to combine shrinking with multiple patterning, together with new device structures and materials, is reshaping our customers' product roadmaps. This has resulted in a continued need for us to improve the performance of Deep Ultraviolet (DUV) lithography while continuing executing on agreed Extreme Ultraviolet (EUV) lithography targets for the future. We also enhance product performance through Holistic Lithography solutions. This should be complemented by a portfolio of product options, enhancements and upgrade packages that support product stewardship and lower the total cost of ownership over the entire life cycle of our systems. It also results in zero tolerance for non-performance, which drives improvements in the quality and cost efficiency of our products and service.

•
The Internet of Things is an emerging trend. It merges the physical and online worlds by wirelessly connecting billions of sensor-fitted devices so they can share information, such as fitness bracelets, smart thermostats, vehicle diagnostics tools and industrial equipment. This opens up a host of new opportunities and challenges for companies, governments and consumers.

•
Materials scarcity is expected to become a concern for many businesses in the next decades. ASML is committed to helping address this. As part of Product Stewardship, we are looking into ways to move from a linear to a circular economy model, which we believe is essential to ensure future success and competitiveness of the semiconductor equipment industry. We are taking steps to reduce the environmental footprint of our products by re-using materials more often.

We have reconfirmed our strategy taking these developments into account. We are a focused supplier of equipment to IC manufacturers. Where there is a compelling customer benefit and industrial logic, we may expand into adjacent markets serving IC manufacturers. With a view to the future, we may explore areas outside of IC or lithography, where we can apply our strength in creating highly complex systems that are geared for high throughput, reliable operation and extreme accuracy. To realize this we focus our internal efforts on technology leadership, strong customer and supplier relationships, and great people. We complement this with responsible behavior as a prerequisite in executing our strategy.
As a leading manufacturer of lithography equipment, we are uniquely positioned in the semiconductor industry. We have a key role in areas relevant to all of our stakeholders. Increasingly powerful and capable electronics, with faster processing speeds, enables progress within a multitude of fields, including healthcare, technology, communications, energy, transport and entertainment. ASML creates economic value with strong financial results. We create social value by enhancing the welfare of our employees, suppliers and the communities we operate in, and we create environmental value by improving the energy efficiency of chips. To focus our Corporate Responsibility (CR) efforts in the short- to mid-term, we closely follow developments in international guidance. These include the guidelines of the Organization for Economic Cooperation and Development (OECD) for multinational enterprises and the United Nations Sustainable Development Goals. We continue to benchmark our efforts and performance using the results of the RobecoSAM sustainability assessment, which are the basis for inclusion in the Dow Jones Sustainability Indices (DJSI).
In 2015, we proactively engaged with our stakeholders to learn whether we comprehensively address the themes that are important to them. Examples of their feedback can be found throughout the report.
This CR report describes our strategy, achievements and contributions to sustainable business practices in 2015. The following sections reflect our main achievements in 2015 and address the dilemmas we have prioritized with respect to each of those elements.
In 2015, we generated net sales of EUR 6,287 million and an operating income of EUR 1,565 million. Net income amounted to EUR 1,387 million or 22.1% of net sales, representing basic net income per ordinary share of EUR 3.22.

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Technology leadership
We continued our focus on enabling Moore's Law. We shipped seven TWINSCAN NXT:1980 systems, demonstrating an improvement of 10% in throughput, 40% in focus uniformity and 30% in overlay compared to TWINSCAN NXT:1970. We also made good progress in developing and implementing our EUV lithography technology. In 2015, we reached an agreement with a major US customer to deliver a minimum of 15 EUV lithography systems, bringing us a step closer to volume production. We shipped the first NXE:3350B with 50% overlay improvement compared to the NXE:3300B. It also features a lens with a higher transmission to improve throughput. We have proven our capability both to expose more than 1,250 wafers per day and, in a manufacturing readiness test, to expose 15,000 wafers in four weeks. In addition, the availability of systems in the field improved, with the majority of systems achieving a four-week availability of more than 70% in recent months; the best result was more than 80% over four weeks. In Holistic Lithography, we shipped the first YieldStar 1250D, a measurement tool, which helps identify any inaccuracies in chips during the production cycle, enabling customers to make improvements and enhance the efficiency of their machines.
Great people
In 2015, we focused our efforts on developing our employees to their full potential and enabling them to contribute to our success and that of our stakeholders. Our employees set individual targets in relation to those of ASML and discuss their progress with their managers at a mid-year review. They also complete a personal Development Action Plan (DAP), in which they define how they will develop themselves further. To drive employee engagement even higher, we more than doubled the number of employees working in our flexible Activity Based Workplaces (ABWs). In 2015, ASML was ranked 2nd among multinationals in the Dutch ‘Best Employer’ list, up from 5th place in 2013. We believe we can do more to improve gender diversity among our employees and management and will continue to promote technical fields of study, particularly among women. We will also continue to reinforce the cultural diversity of our workforce, which represents more than 95 nationalities.
Strong customer and supplier relationships
Satisfaction surveys show our customers are satisfied with their relationship with ASML. We again ranked 2nd  on the list of best suppliers of fab equipment according to research company VLSI. Although this is a good performance, recent data shows we need to further improve the quality of our products and services to control customer cost of ownership. We will step up our efforts to address this. Our Supplier Relationship Survey shows they too are satisfied with their relationship with ASML. While we incorporate sustainability criteria for suppliers in our Quality, Logistics, Technology, Cost and Sustainability management process (QLTCS), we feel we can further improve the way these are included and driven in our supplier audits and supplier selection process.
Responsible business behavior
We achieved the objectives we set out in our 2010-2015 plan to reduce our net CO2 emissions and waste, and to recycle more waste. Going forward, we want to continue our efforts to reduce our net CO2 emissions and waste. Finally, as an innovative company, we maintain an excellent network of people and institutions with specific knowledge. We stimulate knowledge in our local communities through partnerships and provide support in areas that fit our business and our expertise. As such, we want our employees to contribute more to their communities through volunteering.
Throughout the report we highlight the short- and longer-term objectives and key performance indicators we will use to measure our progress. The CR indicators, along with other indicators, are part of Senior Management remuneration. We continue to strengthen the integration of our CR objectives with our business strategy and strive to publish an integrated report for the 2016 reporting period.

Peter Wennink
President and Chief Executive Officer

Martin van den Brink
President and Chief Technology Officer

Dated: February 4, 2016

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About ASML

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Key facts and figures

Founded
1984

Locations
Over 70 locations in 16 countries

Global headquarters
Veldhoven, the Netherlands

Veldhoven
Netherlands
Wilton
U.S.
Pyeongtaek
Korea
Santa Clara
U.S.
Shenzhen
China
Linkou
Taiwan
San Diego
U.S.
R&D SITES
MANUFACTURING SITES

R&D and manufacturing locations
the Netherlands, the United States, China, Taiwan, Korea

Total employees
More than 14,000

R&D employees
More than 5,000

Sales per region

4.9 bil. EUR
Asia

0.2 bil. EUR
Europe

1.2 bil. EUR
United States

Customers
All of the world's top chipmakers

Sourcing spend per region 2015

Netherlands 44%

33% Europe (excl. Netherlands)

10% Asia

13% U.S.

Total spend:
3.8 bil. EUR

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly

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powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands.
We have manufacturing sites in Veldhoven (Netherlands), Wilton and San Diego (United States), Linkou (Taiwan) and Pyeongtaek (Korea). Technology development centers and training facilities are located in Korea, the Netherlands, China, Taiwan and the United States.
As of December 31, 2015, we employed 12,168 payroll employees (2014: 11,318) and 2,513 temporary employees (2014: 2,754), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
In 2015 our net sales increased by 7.4% to EUR 6,287 million from EUR 5,856 million in 2014, mainly driven by the increase in net service and field option sales of 27.1% with a similar level of net system sales in 2015 compared to 2014. Net income in 2015 amounted to EUR 1,387 million, or 22.1% of total net sales, representing EUR 3.22 basic net income per ordinary share, compared with net income in 2014 of EUR 1,197 million, or 20.4% of total net sales, representing EUR 2.74 basic net income per ordinary share. Basic net income per ordinary share increased by 17.5% in 2015 compared to 2014.
More information on our financial performance can be found in appendix: Financial performance.

The role of lithography

The long-term growth of the semiconductor industry is based on the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2015, chip makers produced electronic chip features with geometries between 28 and 20 nm routinely, compared to typical geometries of 10,000 nm in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as "Moore’s Law". Moore’s Law is reflected in ever smaller, cheaper, more powerful and energy-efficient semiconductors. Smaller geometries allow for much lower electrical currents to operate the chip. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by the semiconductor industry has brought many advantages: not only can information be more widely disseminated than ever before, but affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at high speed.

Microprocessor Transistor Counts 1971 - 2015 & Moore's Law
10,000,000,000
1,000,000,000
100,000,000
10,000,000
1,000,000
100,000
10,000
1,000
1971
1980
1990
2000
2010
2015
4004
MOS6502
Z80
8086
80186
80286
80386
80486
Pentium
AMD
Pentium 2
AMD K6
Pentium 3
AMD K7
Pentium 4
AMD K8
Atom
AMD K10
Core i7
8 Core Xeon
10 Core Xeon
61 Core Xeon
A8X tri-core
18 Core Xeon
IBM z13 Storage

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Our markets and products

We have built a collaborative community of suppliers, customers, partners and research institutes that we work with to minimize the cost of innovation and maximize the chance of success. A significant part of the components and modules used in our systems are sourced from our supply chain and assembled in our factories to create the final products delivered to our customers.
Through 2015, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth with all our customers. We expect that customer concentration might increase in the semiconductor manufacturing industry.

Value chain

Providing customer value by enabling shrink and making cheaper, more powerful and efficient electronics possible
Research & Development
Production & Service
Customers
Suppliers
Technology partners
Research institutes
Academia
Co-solution partners
SUPPLY CHAIN
ASSEMBLE TEST INSTALL SERVICE
TWINSCAN NXE
EUV
TWINSCAN (N)XT
DUV
Holistic Lithography
YieldStar, Software
Logic chips
Memory chips
ASML
ASML Customers
End users

Markets

Memory chips
Memory chips can store a large amount of data in a very small area in electronic products like personal computers, tablets or smartphones. There are two main classes of Memory: DRAM and NAND. With NAND chips, information can be stored even when the device is powered off. DRAM memory is used to enhance the performance of the electronic product. These DRAM and NAND chips are made in dedicated Memory factories.
Logic chips
Logic chips process information in electronic devices. They are produced by two groups of manufacturers. The first group designs and manufactures Logic chips and is referred to as IDMs. The second group are contract manufacturers known as Foundries. Foundry manufacturers do not design chips, but produce chips for other companies.

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Products

General
Our systems are essentially projection systems, not unlike a slide projector. Laser light is projected using a so-called mask (also called a reticle), which contains the blueprint of the pattern that will be printed. A lens or mirror focuses the pattern onto the wafer -a thin, round slice of semiconductor material- which is coated with a light-sensitive chemical. When the unexposed parts are etched away, the pattern is revealed. Because lithography patterns the structures on a chip, it is lithography that determines how small the features on the chip can be, and how densely chip makers can pack transistors together. In other words, lithography is crucial to follow the path described by Moore’s Law.

Systems
ASML’s Mature Products and Services (MPS) business refurbishes PAS 5500 and TWINSCAN lithography equipment and offers associated services. Our PAS 5500 product family, which we no longer manufacture but continue to refurbish, comprises advanced wafer steppers and Step & Scan systems equipped with i-line, KrF and ArF light sources for processing wafers up to 200 mm in diameter, and are employed in volume manufacturing to achieve design nodes requiring imaging at a resolution down to 90 nm.
In 2000 we introduced the TWINSCAN platform, which is the basis for our current and next-generation systems, which are expected to be capable of extending shrink technology with Multiple Patterning Technology (MPT) techniques. We offer TWINSCAN systems, equipped with i-line, KrF and ArF light sources for 300 mm processing wafers for manufacturing environments for which imaging at a small resolution is required. The modular upgradeable design philosophy of the older systems has been further refined and applied in the TWINSCAN design.
TWINSCAN systems also include immersion lithography systems (TWINSCAN immersion systems). With a TWINSCAN immersion system, wafer measurement, including focus and alignment, is completed in the "dry" stage, while the imaging process, using water, is completed in the "wet" stage. This immersion technology places water between the wafer and a system’s projection lens to enhance focus and enable circuit line width to shrink to smaller dimensions than what is possible with "dry" lithography systems. ASML pioneered this "wet" technology and has experienced strong demand for immersion-based systems; this technology has been adopted by all of our leading customers. We are one of the world’s leaders (measured in revenues) in immersion technology and we were the world’s first producer of dual-stage design lithography systems.
We have developed different immersion systems for different customer needs. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called MPT which requires two or more exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology.
In 2010, we achieved a major milestone with EUV lithography when we shipped our first NXE:3100 system. NXE systems are equipped with EUV light source technology, based upon a tin plasma, producing light at a wavelength of 13.5 nm. The NXE system has an innovative optical technology, utilizing reflective mirrors rather than the traditional refractive optics, with a NA of 0.25. The light in a NXE system operates in a vacuum environment, through the entire optical path, to the wafer level. With the combination of these revolutionary technologies, EUV offers the potential to provide our customers a roadmap for future shrink, and we expect it to become the predominant lithography technology for the coming years. NXE systems are targeted for production of ICs down to minimum features of 13 nm with single patterning, addressing current Memory and Logic roadmaps and processes down to the 5 nm node. Extension beyond this 5 nm is possible, using MPT.

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System related products
We continuously develop and sell a range of product options and enhancements designed to increase throughput and improve imaging and overlay to optimize value of ownership over the entire life of our systems. This is complemented by full system upgrade packages which enable our TWINSCAN NXT immersion scanners to be upgraded from one model to another. This enables customers to migrate these systems in production from one process technology node to another meeting tighter lithography requirements for the more advanced process technology nodes.
Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing, we call this approach Holistic Lithography. We complement our scanner products with a rapidly expanding Holistic Lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic Lithography provides a way to shrink within these margins, offering additional significant revenue-generating and cost-saving opportunities to our customers.
Our computational lithography products capture detailed knowledge of scanner design and real performance, which enables our systems to accurately predict real-life manufacturing performance. These predictions are essential in addressing possible ramp-up and yield problems in advance, potentially avoiding months of delay in time-to-market for our customers. The same prediction capabilities allow our scanners to be optimally calibrated for improved performance in production, given specific chip designs or masks, thereby achieving improved yield. Our current computational lithography portfolio comprises both traditional products, as well as solutions that directly interface with the numerous calibration controls in our scanner to optimize performance.
To provide a total solution for scanner control we offer our own advanced wafer metrology system ("YieldStar"). This wafer metrology system leverages the scanner controls to compensate for potential performance drifts in the scanner itself, as well as in other steps of the device manufacturing process, such as mask deterioration, resist coating fingerprints, etching fingerprints, or chemical-mechanical polishing fingerprints. YieldStar uses scatterometry technology for overlay and CD measurements. YieldStar scatterometry provides high overlay and low cost wafer metrology data that can be used for further improving the performance of our systems.
Furthermore, following the acquisition of Cymer, our subsidiary CLS offers their customers OnPulse contracts on DUV sources, providing on-site support from certified service engineers and continuous real-time light source monitoring. These contracts, used to enhance light source productivity, offer CLS customers predictable light source running costs that scale directly with pulse utilization.
ASML also provides customer services that ensure rapid, efficient installation of the systems, superior support and training to optimize the manufacturing processes of our customers.

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How we create value

Value creation details

INPUT
Stakeholders needs & expectations
Customers
Shareholders
Suppliers
Employees
Society
Global trends, risks & opportunities
PURPOSE
Enable smaller, cheaper, more powerful and energy efficient chips that improve the quality of life
STRATEGY
We are a focused supplier of equipment to IC manufacturers, providing high-performance lithography, metrology and software solutions that enable Moore's Law in a cost-effective way.
• Technology leadership
• Great people
• Strong customer & supplier relationships
• Responsible business behavior
PRODUCTS
DUV
EUV
Holistic Lithography
Service
OUTCOME / IMPACT AREAS
Economic
Financial results
• Revenues
• EPS
• ROAIC
Employment creation
Social
Affordable technology
Knowledge creation & sharing
Employee welfare
Environmental
Resource efficient chips

Our vision and mission

Our vision is to enable affordable microelectronics that improve the quality of life.
To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors.
This results in increasingly powerful and capable electronics, with faster processing speeds, that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML creates economic value with strong financial results; social value by enhancing the welfare of our employees, suppliers and the communities we operate in; and environmental value by improving the energy efficiency of chips.

Materiality analysis

We continually and openly communicate with our main stakeholder groups through various channels (see appendix ‘Stakeholder engagement’) and at a variety of levels within our organization. We also analyze global trends, risks and opportunities. ASML’s materiality analysis uses all of this input to identify the issues that matter most to our stakeholders and to our business which in turns defines our company strategy, vision and mission.
In 2013 we performed a comprehensive CR materiality assessment, in which we applied the four GRI G4 principles for reporting content, to identify the non-financial issues that we consider most important to our stakeholders and for sustaining ASML’s long-term business success. We used the outcome of our continuous dialogue with individual stakeholders as input for our materiality analysis. This was complemented with an updated overview of topics relevant to our industry and global trends that may affect us. In 2015, we reviewed the themes, and based on our review we concluded that the material themes remain unchanged. In some themes we added more focus to some aspects, such as circular economy in ‘Product stewardship’ and (gender) diversity in ‘Sustainable relationship with our people’ and ‘Community involvement’.
The materiality assessment is facilitated by the CR team and the outcome is validated by Senior Management at least once a year as part of our corporate risk management process.
The table below provides an overview of the material themes with the reference to the page in this report where each theme is addressed. These aspects directly influence our policies and long-term business success and therefore are material for our organization. In some cases the scope expands to the value chain Customers (Sustainable relationship with our customers) and the

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supply chain (Sustainable relationship with our suppliers, Business ethics & human rights, Conflict minerals, Business risk & business continuity, and Innovation). The section ‘Our strategy for value’ presents an overview of the relationship of the material themes with the identified main impact areas.
We do not rank the individual material themes identified in terms of importance, as such a ranking would be arbitrary; all themes mentioned are important to us and our business.

We recognize that there are certain other issues besides the material themes on which our stakeholders expect us to act as a responsible corporate citizen. These have been labeled as ‘responsible business behavior themes’ (see table below).

In addition to the themes above, we also consider themes that are currently less relevant for the company and our stakeholders: global climate change strategy, biodiversity, political involvement and lobbying. We re-evaluate the materiality of these themes every year.

Our stakeholders’ expectations

We define our stakeholders as those groups that are impacted by our activities, have a direct interest in or can influence our company’s long-term business success. We have identified five main stakeholder groups: customers, shareholders, employees, suppliers and society.
Stakeholders can ask questions and give us feedback by phone, email or during meetings with our staff. External stakeholders can contact us via corpcom@asml.com.
Below is an overview of our main stakeholder groups and the topics they raised. Specific information about how we address these topics can be found in the respective sections of this report.
Customers
As our customers continue to invest in ‘shrink’, by reducing the size of chip nodes from 20 nm to 7 nm and smaller, they require us to deliver the right solutions at the right time, to align with their own product planning. We can only meet these ambitious roadmap and alignment requirements by building and maintaining close working relationships with our customers. Our customers also expect us to help them reduce the costs of operating our systems related to the number of chips they produce (‘cost per function’). The availability of our systems, the quality and range of our products and services, as well as the ability to respond rapidly to

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evolving industry standards, are all key to realizing this. They expect us to provide solutions to the increasing complexity of systems and industry standards. We have set up mechanisms to respond to our customer needs.
Shareholders
Our shareholders expect us to realize sustainable and profitable growth by maintaining our technology leadership and thus our competitive edge. We liaise with our shareholders during roadshows, conference calls, investor conferences and through our Investor Relations department. Our success in providing shareholder value is based on the timely provision of superior products, which enable Moore's Law, to the market. We see opportunities to significantly grow our total revenue to EUR 10 billion by 2020.

Recognition of sustainability performance

ASML is included in the following sustainability indices:

FTSE4Good	STOXX® Global ESG Leaders	Euronext Vigeo – Benelux 20

Ethibel Sustainability Index (ESI) Excellence Europe	Ethibel Sustainability Index (ESI) Excellence Global.

ASML has been included in the RobecoSAM Sustainability Yearbook 2016 which lists the top 15% most sustainable companies of their industry as determined by their score in the RobecoSAM's annual Corporate Sustainability Assessment 2015.

Employees
Our employees expect us to present opportunities so they can develop themselves, build their careers and fulfill their aspirations. They also want clarity about their roles and how they contribute to achieving ASML's objectives. To meet these expectations, ASML aspires to establish mutually beneficial long-term relationships with its employees through the Place to Work, Meet, Learn & Share project which is our main initiative to build an engaged and enabled workforce (see section ‘Sustainable relationship with our people’). We also offer tailor-made training and individual development plans defining concrete steps to develop short-term and longer-term career goals.
Suppliers
Our suppliers seek to forge long-term partnerships with ASML. This gives them the security to make long-term investments in Research and Development (R&D), support our plans and innovation and share returns on investments. We seek to build partnerships with our suppliers, sharing our knowledge with them so they can use it to advance technical innovation. We encourage them to apply this knowledge to their business in other markets.
Society
Our peers and other stakeholders in society such as governments, research institutions and the local communities where our facilities are located, expect us to operate as a good corporate citizen. This means, among other things, that we seek to act in line with industry and international labor regulations, meet international standards on human rights, minimize our environmental footprint and comply with local legislation. We also have several company programs to address these needs as well as by implementing our CR strategy.

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In 2015 we engaged with our stakeholders in a more proactive way to learn if we are addressing the themes that are important to our stakeholders in a comprehensive way. Some examples of the feedback we received from our stakeholders can be found throughout this report. For a full overview of our stakeholder engagement process see appendix 'Stakeholder engagement'.

“ASML could engage with even more partners”
Carmen Zoldesi has been working at ASML for almost nine years, starting as a development engineer and later moving on to project management roles. For her, technology leadership, building a good relationship with employees and forging close ties with suppliers and customers are the most relevant themes of ASML’s Corporate Responsibility strategy. As a member of the team developing a sophisticated EUV pellicle, Zoldesi suggests ASML could take an even bigger role in building a knowledge infrastructure, by engaging with even more external partners.
“For me as an employee maintaining a good relationship with its people is one of the most relevant themes of ASML’s Corporate Responsibility strategy. Without the right people you can’t achieve technology leadership. As an individual, I am only as successful as the team that I work with. Over the past nine years I’ve seen ASML expand its focus from supporting people’s technological skills to also developing their ‘soft skills’, such as teamwork and leadership skills for managers. It would be good if this was to grow even further to allow us time to reflect on our roles and discuss with our managers how and in what areas we want to develop. Our ‘Development Action Plans’, which steer our personal development, could then become even more concrete and effective.”
“Technology leadership is the core theme for ASML - it defines who we are. However, other themes are at least as important, especially forging close relationships with suppliers and customers. It’s crucial we continue to be at the forefront of developing new technological areas. To do this, we need to work closely with suppliers and customers, with whom we share a common roadmap, and consider expanding our network of partners. When speaking with experts outside of ASML, I often notice that they increasingly expect us to take a on a role that goes beyond being a technology leader. We are seen as playing a key role within their knowledge infrastructure, and they trust that we have the ability to drive developments outside of our current area of expertise . This means that, as we grow and more people depend on us, we may need to engage with more partners, in more technology areas, than we already do.”
Stakeholder feedback: Employee Carmen Zoldesi

Global trends, risks and opportunities

In the course of our business, we encounter global trends that may offer opportunities or challenges. We also face risks that can hinder our business objectives. Some of the most relevant trends and risks, as we see and evaluate them today, are described below.
Industry trends
We expect that Moore’s Law will continue in the coming decade including industry fundamentals of a decline in cost per transistor. There is a strong demand for advanced ICs, supported by a value chain with means and incentive to support this. However, cost and process complexity of shrinking with multiple patterning together with new device structures and materials reshapes customer roadmaps, resulting in a continued need to improve DUV lithography performance while exploiting execution of agreed EUV targets for the future and complementing it with a portfolio of product options, enhancements and upgrade packages that support product stewardship and optimize the value of ownership over the entire lifetime of our systems. It also results in zero tolerance for non-performance, driving improvement of quality and cost efficiency of our products and services.
Risk factors
We identify a wide range of risk factors relevant to this report, our business and industry that guide our business strategy. A complete overview of risk factors are disclosed in our Annual Report on Form 20-F. In the context of the CR report, we expand on a number of these risk factors by further explaining their relevance and how we address these risks. For more information about our Risk Management process, see section 'Business risk and business continuity'.

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Risk factor	Relevance	How we address this risk

Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees
High-quality research and innovation are crucial to continue to achieve ‘shrink’ and meet our customers’ requirements for product efficiency. Our business and future success significantly depends on the knowledge and innovation of our highly-skilled employees. However, ASML - and our entire industry - may face a scarcity of staff with certain technical expertise.

We put effort into educating, training and retaining talent. For instance, we promote initiatives that encourage young people to study science, technology and engineering - the building blocks of innovation. For our employees, we develop individual development plans to help them achieve short-term goals as well as longer-term career development. As a result ‘Talent management’ and ‘Sustainable relationship with our people’ are relevant themes in our business strategy.

The semiconductor industry is highly cyclical and we may be adversely affected by any downturn	ASML works in a global industry that can be very cyclical. To deal with this trend effectively and ensure we remain profitable through the entire business cycle, we require a flexible workforce.
We have built a flexible operating model. This includes mechanisms such as our ‘hour bank’, which allows employees to work fewer hours during slow times and extra hours when demand is high. Therefore, ‘Labor relations and fair remuneration’ is a relevant theme in our business strategy.

Defending against intellectual property claims brought by others could harm our business
To maintain our technological leadership and competitiveness, ASML shares knowledge within the company and with external partners such as customers and suppliers. It is therefore crucial that we retain control of the knowledge exchanged.

We have developed an Intellectual Property Rights management mechanism to protect our Intellectual Property Rights and to respect the intellectual property of other parties. Because of this, ‘Knowledge Management’ is a relevant theme in our business strategy.

Failure to adequately protect the intellectual property rights upon which we depend could harm our business
The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components
ASML depends on a limited number of suppliers to help it develop and build its products. The financial stability of these companies and their investment in R&D and operational capacity is vital to support our innovative technology.

We nurture high quality and collaborative relationships with our suppliers. The ‘Open Innovation’ concept also helps to mitigate this risk factor. Open Innovation means we share our expert knowledge of risk and rewards, so we all work together to achieve cost-effective shrink, boost innovation and enable our industry to grow. As a result ‘Sustainable relationship with our suppliers’ is a relevant theme in our business strategy.

Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry
The semiconductor market is subject to frequent and rapid change towards more complex technologies. It could harm our business if we do not respond rapidly to, evolving industry standards, changing customer requirements and changing product life cycles.
Consistent innovation is key to address this risk. ‘Innovation’ is a relevant theme in our business strategy.
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities

Hazardous substances are used in the production and operation of our lithography systems. In addition, our products have become increasingly complex and operating our machines (which use lasers and other potentially hazardous tools) is dangerous and can result in injury. The failure to comply with current or future regulations could result in substantial fines being imposed on us or other adverse consequences.

We put effort in implementing appropriate health and safety practices for our employees and our customers’ employees. We also continuously monitor the substances we use in our products to make sure we meet all industry regulations in this regard. Due to this, ‘Product safety’ and ‘Employee health and safety’ are relevant themes in our business strategy.

A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations
Attacks on our information technology systems are becoming more sophisticated. Cyber risks include malicious software, attempts to gain unauthorized access to data, electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or protected information, and data corruption.

We have implemented measures to protect our systems and monitor every system failure, accident or security breach. In response to this, ‘Business risk and business continuity’ is a relevant theme in our business strategy.

Changes in taxation could affect our future profitability	We are subject to taxation in the Netherlands and numerous other jurisdictions. Changes in tax legislation and guidelines can affect our tax policies.	We monitor developments in tax legislation and regulations and consider ‘Tax transparency’ a relevant theme in our business strategy.
As lithography technologies become more complex, the success of our R&D programs becomes more uncertain, while their cost rises
Our lithography systems have become more complex and costly to develop and build. In addition, our customers have experienced delays in implementing their product roadmaps. These factors resulted in longer development cycles and a longer transition period (or cadence) both for our new systems and industry-wide.

Partnerships, collaboration and sharing knowledge with our customers are all essential. We strive to meet the needs of our customers by regularly reviewing their markets and requirements and align our activities with their business goals and the support they need. ‘Sustainable relationship with our customers’ is a relevant theme in our business strategy.

Cadence for the introduction of new systems is lengthening

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The other risk factors included in our 2015 Annual Report on Form 20-F are:

•	Industry adoption of EUV technology may be delayed

•	We face intense competition

•	A high percentage of net sales is derived from a few customers

•	We derive most of our revenues from the sale of a relatively small number of products

•	The time window for new product introduction is short and is accompanied by potential design and production delays and by significant costs

•	We are subject to risks in our international operations

•	We are dependent on the continued operation of a limited number of manufacturing facilities

•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended

•	Fluctuations in foreign exchange rates could harm our results of operations

•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire

•	We may not declare cash dividends at all or in any particular amounts in any given year

•	Restrictions on shareholder rights may dilute voting power

•	Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders
For details on all these risks, please refer to our 2015 Annual Report on Form 20-F.
Opportunities
In addition to the trends and risks outlined in the section above we also keep an eye on other trends that provide opportunities to us and our stakeholders. These include:
Internet of Things
The Internet of Things is an emerging technology trend. It merges the physical and online worlds by mobile connectivity of billions of everyday devices, such as fitness bracelets, smart thermostats, vehicle diagnostics and industrial equipment. This opens up a host of new opportunities and challenges for companies, governments and consumers. The future needs a broad spectrum of devices with various capabilities, driving more diverse semiconductor manufacturing technologies. The devices are the driver behind recent improvements and upgrades to our XT platform. This platform, along with NXE and NXT, will remain a critical component of ASML's future business.
Materials scarcity and the circular economy
We believe the semiconductor industry as a whole must address the environmental impacts of its operations. Materials scarcity is expected to become a concern for many businesses in the next decades. We are committed to making a contribution to address this. We are looking into ways to move from a linear to a circular economy model, which we believe is essential to ensure future success and competitiveness of the semiconductor equipment industry. The linear ‘Take, Make, Dispose’ model relies on large quantities of easily accessible resources and energy, and as such is increasingly unfit for the current reality. This approach is unsustainable as it results in unnecessary waste. The circular model is by design waste-free and resilient, and aims to keep products, components and materials at their highest utility and value throughout the cycle. We are committed to making a contribution, by taking steps to reduce the use of chemicals and hazardous substances. We are also working to reduce the environmental footprint of our products by increasingly re-using materials providing opportunities in the value chain as a whole. As a result 'Product stewardship' and 'Environmental efficiency own operations' are relevant themes in our strategy.
Diversity
Our teams are multidisciplinary as well as multicultural to ensure that we gain new insights from the combined mix of backgrounds and gender of our employees. We understand that different perspectives lead to better results. We know that an open mind is a creative mind. As our customers are mostly located in Asia and the United States, it is crucial for us to have an international workforce at our headquarters in the Netherlands as well. It helps us understand our customers better. This makes 'Sustainable relationship with our people' a relevant theme in our strategy.
Please see the graphic hereafter for an overview of trends, risk and opportunities:

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Our strategy for value

Strategy and business model
We are a focused supplier of equipment to IC manufacturers, providing high-performance lithography, metrology and software solutions that enable our customers to continue the feature shrink that underpins Moore's Law in a cost-effective way. Where there is a compelling customer benefit and industrial logic, we may expand into adjacent markets serving IC manufacturers. Finally, with a view to the future, we will explore areas outside of IC or lithography where we can apply our strengths in creating advanced systems that are geared for high throughput, reliable operation and extreme accuracy. To realize this we focus our internal efforts on technology leadership, strong customer and supplier relationships, and great people. This is complemented with showing responsible behavior as a prerequisite in executing our strategy.

Value creation and the strategy

INPUT
PURPOSE
STRATEGY
PRODUCTS
OUTCOME / IMPACT AREAS
ASML is a focused supplier of equipment to IC manufacturers, providing high-performance lithography, metrology and software solutions that enable Moore's law in a cost effective way.
TECHNOLOGY LEADERSHIP
Innovation
Knowledge management
Product stewardship
GREAT PEOPLE
Talent management
Sustainable relationship with our people
STRONG CUSTOMER & SUPPLIER RELATIONSHIPS
Sustainable relationship with customers
Sustainable relationship with suppliers
RESPONSIBLE BUSINESS BEHAVIOR
Business risk & business continuity
Business ethics & human rights
Labor relations & fair remuneration
Community involvement
Tax strategy & transparency
Conflict minerals
Product safety & compliance
Environmental efficiency own operations
Employee health & safety

Technology leadership
Moore’s Law is the industry’s roadmap. It tells us where the industry wants to be in two years, five years or even 10 years from now. For three decades, we have kept up with Moore’s Law by constantly improving the capabilities of our lithography systems, meeting the needs of our customers allowing them make smaller, faster and more energy-efficient chips.

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To make this happen, we invest heavily in developing cutting-edge technology. We employ more than 5,000 engineers in R&D, with an annual budget of over EUR 1.0 billion. Our major R&D sites are in Veldhoven, the Netherlands, Wilton, Connecticut in the US, Santa Clara and San Diego, both California in the US, Linkou, Taiwan and Shenzhen, China. This R&D investment results in constant innovation, enabling our customers to develop chips for new devices and new applications, benefiting us all: from smartphones and wearable sensors, to tablets and car electronics.
As part of our innovative culture we make investments to further mature management processes to identify, create and share knowledge inside and outside of our organization. We also invest in product stewardship. This means we design systems that can produce ever smaller electronic circuits. This in turn allows our customers to produce 'low power' chips that require fewer natural resources and use less energy over their lifetime compared to older-generation chips. We also strive to make our own systems more resource efficient, enabling our customers to reduce the carbon footprint per wafer produced.
Great people
ASML is an inspiring place where employees work, meet, learn and share in multidisciplinary and multinational teams. We push the boundaries of technology, and for that we need the most creative minds in physics, electronics, mechatronics, software and precision engineering. We offer all our people the opportunity to develop their talents and a working environment in which they feel included, engaged and can perform. Our thousands of engineers must effectively work together to ensure that our products ship on time and perform according to specifications, which requires a disciplined systems engineering approach. We thus continuously strike the balance between giving our engineers the creative freedom to solve the big technology challenges and ensuring that we deliver what our customers need, when they need it. Our measures for success include evaluating employee engagement and our organization’s ability to nurture talent.
Strong customer and supplier relationships
Since ASML’s early days, we have developed our systems in a cooperative network of partners (including suppliers, universities and research institutes). Many disciplines have to come together to make our systems work, from mechanical and electrical engineering to optics and highly advanced software controls. ASML focuses on its role as a system architect and system integrator. We work with hundreds of technology companies that supply most of the components in our systems and often do substantial research and development work themselves. This model is our approach to 'Open Innovation'.
A good example is our relationship with Zeiss in Germany, which for more than two decades has developed and manufactured the lenses for our lithography systems.
Open Innovation benefits everyone involved. It opens up fast access to leading-edge knowledge and skills in a wide range of technologies, provides the flexibility required to adjust to changing business needs and product requirements and leads to affordable solutions in terms of development and cost.
Staying ahead of the technology curve and ensuring our products are not outdated before they are even launched, requires us to share roadmaps, risk and rewards with our partners. This means giving suppliers real responsibility and incentive to improve; not imposing our way of working but learning from others and sharing our business context so our partners can think along with us. The quality of our relationships with both customers and suppliers are key measures for success.
Responsible business behavior
ASML is committed to behaving responsibly - it’s at the foundation of our company. This means doing business according to high ethical and professional standards. We seek to comply with the laws and regulations applicable in the countries and regions where we operate. We have a moral obligation to provide safe and healthy working conditions for our employees while minimizing our impact on the environment. We expect our people to respect human rights and expect the same from our business partners. Our Code of Conduct and Business Principles help us and our business partners to make ethically sound decisions. We also want to contribute to the local communities in which we operate by supporting their activities through collaborative and consultative partnerships. As a measure for responsible business success we evaluate our performance using the results of the RobecoSAM sustainability assessment, which are the basis for the Dow Jones Sustainability Indices.

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The table below reflects how the various elements connect.

Strategic focus areas	Global trends, risks and opportunities relevant to our stakeholders and our business	How this translates to our strategy	How we measure success	Our impact areas

Technology leadership	• Profitable growth • Rapid technological changes • Internet of Things • Knowledge management
ASML focuses on innovation that makes more affordable and energy efficient chips with increased performance possible while upholding the principles of product stewardship. As part of our innovative culture we invest in mature knowledge management processes.
			• Technology Leadership Index • Technical competence and function maturity score, number of training hours • Energy efficiency	• Financial results • Affordable technology • Knowledge creation & sharing • Employees welfare • Resource efficient chips

Great people	• Development opportunities • Adequately skilled people • Flexibility requirements
ASML is recognized as a top employer in the industry, offering people opportunities to develop their talents and a working environment in which they feel included, engaged and can perform. ASML establishes a mutually beneficial long term relationship with its employees who are proud to work for ASML.
			• Attrition and promotion rate high performers • Employee engagement	• Financial results • Employment creation • Employees welfare

Strong customer and supplier relationships	• Alignment with customer roadmaps • Supplier dependency • Open Innovation	ASML drives the alignment of customers, suppliers and own roadmaps to sustain the industry moving forward towards producing ever more value-effective and energy-efficient chips	• Customer Loyalty Survey score • Supplier Relationship Survey score	• Financial results • Employment creation • Affordable technology • Knowledge creation & sharing • Resource efficient chips

Responsible business behavior	• Corporate citizenship • Hazardous substances • Cyber attacks • Circular economy
ASML ensures that it conducts business according to high ethical and professional standards. We nurture a company culture in which health, safety, ethical integrity, and compliance with laws and regulations are safeguarded. We also place high value on good labor relations and fair remuneration. We contribute to the communities in which we operate, and continuously strive to reduce the environmental impact of our operations.
			• Environmental Impact Targets 2010-2015 • RobecoSAM sustainability assessment score	• Community contribution

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Governance

We endorse the importance of good corporate governance, of which independent supervision, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management (BoM), the Supervisory Board (SB), our employees and our shareholders.
Our shares are listed for trading in the form of registered shares on NASDAQ and on Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam.
ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is ultimately wholly-owned by ASML Holding N.V., are ASML Netherlands B.V., ASML Systems B.V., ASML Hong Kong Ltd. and ASML US Inc.
Two-tier board structure
ASML is incorporated under Dutch law and has a two-tier board structure. Responsibility for the management of ASML lies with the BoM. Independent, non-executive members serve on the SB, which supervises and advises the members of the BoM in performing their management tasks. The BoM has the duty to keep the SB informed, consult with the SB on important matters and submit certain important decisions to the SB for its approval. The SB is responsible for supervising, monitoring and advising the BoM on: (i) the achievement of ASML's objectives, (ii) ASML's strategy and management of risks inherent to ASML's business activities, (iii) the structure and operation of internal risk management and control systems, (iv) the financial reporting process and (v) the compliance with applicable legislation and regulations. At least once per year the SB also addresses CR issues that are relevant to ASML.
SB members are prohibited from serving as officers or employees of ASML, and members of the BoM cannot serve on the SB.
Board of Management
The BoM consists of at least two members or such larger number of members as determined by the SB. Members of the BoM are appointed by the SB. The SB must notify the General Meeting of Shareholders of the intended appointment of a member of the BoM. In accordance with the Dutch Corporate Governance Code, members of the BoM shall be appointed for a maximum period of four years, but may be re-appointed.
The BoM currently consists of five members and is responsible for achieving ASML’s aims and setting the strategy, associated risk profile, the development of results and Corporate Responsibility (CR) issues relevant to ASML. The BoM is accountable to the SB and the General Meeting of Shareholders.
The BoM has installed the Corporate Risk Committee (CRC), which is a central risk oversight body responsible for reviewing, managing and control of risk. This includes risks in the area of CR. The CRC is chaired by the COO and comprises Senior Management representatives from all sectors within ASML, including the CEO and CFO. In 2015, the CRC met five times.
ASML’s CR team, which coordinates the day-to-day implementation of the overall CR strategy, policies and improvement activities, forms part of the Corporate Risk and Assurance department (CR&A), which reports to the BoM. The CR team has identified the relevant themes for ASML (see section ‘How we create value’), on which we base our CR strategy. Each theme is the responsibility of a theme owner within the organization. The theme owner monitors the progress in relation to CR targets and ensures sufficient resources are available to meet the CR targets and objectives. Insufficient progress is addressed as a topic during operational performance review meetings and escalated to CRC meetings where necessary.
Supervisory Board
The SB consists of at least three members or such larger number as determined by the SB. Our SB currently consists of nine members, more information on whom you can find on our website www.asml.com. Members of the SB are appointed by the General Meeting of Shareholders from nominations of the SB. Members of the SB serve for a maximum term of four years from the date of their appointment, or a shorter period as set out in the rotation schedule as adopted by the SB. They may be re-appointed, provided that their entire term of office does not exceed twelve years.
Remuneration Committee
This committee reviews and proposes to the SB the corporate goals and objectives relevant for the variable part of compensation of the BoM, which includes the CR objectives and metrics disclosed in this report (for further details, refer to the Remuneration Policy and the Remuneration Report 2015).

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Performance

Technology leadership

We focus on innovation that allows our customers to keep pace with Moore's Law and produce semiconductors that are even smaller, cheaper, more powerful and more energy-efficient. As part of our innovative culture we invest in advancing our knowledge management processes and upholding the principles of product stewardship.

Innovation

Consistent innovation is our lifeblood. It is the engine that drives our business.

100+ W

1,250 wpd

Wafers per day

1,068 mln. Euro

Continued investment in R&D

Knowledge management

It is crucial ASML shares knowledge quickly and efficiently, both inside the company and with external partners.

2014 → 2015

Function ownership maturity score increase by 20%
Technical competence maturity score increase by 15%

Suppliers
Research Institutes
Universities
Customers
Peers
Employees

Product stewardship

We take responsibility to minimize the footprint of our products and improve their productivity, using materials and energy as efficiently as possible.

250
wph
Wafers
per hour
NXT:1970Ci
275
wph
Wafers
per hour
NXT:1980Di

Innovation

Consistent innovation is ASML's lifeblood. It is the engine that drives our business and ensures we make machines which produce microchips that are ever faster, smaller, cheaper, and more energy-efficient.
How we manage innovation
Innovation is defined as the process of translating an idea or invention into goods or services that create value, or for which customers will pay. Our Research department, using an extensive network of external technology partners, is a key source of inventions. It consists of approximately 110 FTEs. The Vice-President Research reports to the Senior Vice-President Technology, who in turn reports to the Chief Technology Officer (CTO). Ideas are translated into products by our Development and Engineering (D&E) sector, composed of around 4,400 FTEs worldwide. The Executive Vice-President D&E reports to the CTO. Our Product Generation Process (PGP) defines all major R&D steps. We regularly execute design reviews in the various phases of the product design life cycle.
How we measure innovation
To gauge the success of our innovation, we use the Technology Leadership Index (TLI) as a key performance indicator (KPI). This is an internal metric that measures our ability to meet customers' technology needs. The TLI comprises several internal targets regarding the technology we develop for our different product groups (Deep Ultraviolet - DUV, Extreme Ultraviolet - EUV, and Holistic Lithography), details of which we cannot disclose for competitiveness reasons. The TLI partly determines the long-term compensation of our Senior Management, including the BoM (also see our Remuneration Report). The ambition level of our TLI is to a large extent reflected in our R&D investments.
What we did in 2015
Achievements in DUV
We delivered the new NXT:1980Di to the market with improved overlay and focus. Overlay is the degree of accuracy with which the different layers of a chip are aligned. Delivering our NXT:1980Di was an important step towards enabling the production of 10 nm chips as well as 7 nm nodes in an R&D setting. Making this new DUV system available to customers will continue to be a major priority in 2016.
Achievements in EUV
We made significant progress in EUV as we improved our EUV source power to well above 100W at our facilities. We improved the productivity of the EUV systems to more than 1,250 wafers per day for the NXE:3350B. We also found a new solution for defect mitigation that was previously deemed impossible in the industry. Uptime is the biggest hurdle to mass production of 7 nm node chips and we think we need to achieve at least 80% uptime before customers can use it in their production process. The availability of systems in the field improved in 2015, with the majority of systems achieving a four-week availability of more than 70% in recent months; the best result was more than 80% over four weeks.
Achievements in Holistic Lithography
Holistic Lithography brings together competencies to make our customers’ chip production processes as effective as possible. We shipped the first YieldStar 1250D, a measurement tool, which helps identify any inaccuracies in chips during the production cycle, enabling customers to make improvements and enhance the efficiency of their machines.

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Culture of innovation
In addition to developing our people and attracting new talent, we seek to promote a culture of innovation where people are stimulated to develop and exchange ideas. We brought together almost 2,500 engineers in Veldhoven, 275 in San Diego and 500 in Wilton at our annual ASML Technology Conference, which was held globally on the same day for the first time in 2015. The theme was ‘Empowering a Connected World’.
We maintained our support for research at the Advanced Research Center for Nanolithography (ARCNL) in Amsterdam, which is 50% funded by ASML. We expanded our cooperation with the independent European research center IMEC in Leuven (Belgium) to further develop our common Advanced Patterning Center.
Our R&D investments amounted to EUR 1,068 million (2014: EUR 1,074 million), showing our commitment to continuing to invest heavily in R&D.

Performance indicators	2013	2014	2015

R&D investments (in million EUR)	882	1,074	1,068

Outlook 2016
In 2016, the emphasis will remain on moving towards EUV insertion by continually improving productivity and availability. In addition to our EUV activities, we will continue to further develop solutions in DUV and Holistic Lithography by further enhancing the integrated product solution we offer our customers. Our customers’ overlay and focus roadmaps are major drivers of our DUV and Holistic Lithography development portfolio.
In the coming years, we will further streamline our support structure for innovation. This means continuing our efforts to develop a highly skilled, highly educated and productive workforce (also see section ‘Great people’ in this report). We also want to foster a culture of collaboration throughout ASML’s value chain.

“Expand ASML’s role as a catalyst of innovation”
StartupDelta is a Dutch government-supported initiative to help create a culture of innovation and entrepreneurship in the Netherlands. ASML supports the initiative and Peter Wennink (ASML's CEO) is a member of the ‘International Circle of Influencers’, StartupDelta’s advisory board. According to Sigrid Johannisse, the initiative’s director, ASML could do even more to increase its role as a catalyst of innovation by including more start-ups in its network.
“ASML’s approach to supply chain management is a relevant theme for us. Nurturing close cooperation with suppliers and sharing the responsibility for innovation fits our objective to create the widest possible network of companies and institutions to promote innovation and entrepreneurship,” says Johannisse. The StartupDelta initiative aims to help position the Netherlands as a top three of European ‘startup ecosystem’ where new, innovative companies can thrive. She says ASML could both contribute to and benefit from making the Netherlands more start-up-friendly. “If ASML were to include more start-ups in its network, it would probably have access to more ideas and insights. This could be a way to enhance serendipity; the phenomenon of making a valuable invention you weren’t immediately looking for. In addition, ASML could make an even bigger contribution to promoting an innovative culture in the countries where it operates.”
“ASML is very focused on specific areas of technology, such as EUV. This focus is the foundation of its position as a world leader in the semiconductor equipment industry. At the same time, ASML is involved in several initiatives to share its knowledge with local communities, for instance it promotes technology among children and teenagers through volunteer programs and partnerships with schools. It would be good if it could expand these programs further. Also, ASML should probably communicate more pro-actively about these initiatives as awareness seems rather low. These are examples that other companies can learn from.”

Stakeholder feedback: Dutch start-up platform ‘StartupDelta’

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Knowledge management

We rely on Intellectual Property Rights (IPR) such as patents, copyrights and trade secrets to protect our proprietary technology. We aim to obtain ownership rights on technology developed by us or for us, alternatively, to have license rights in place with respect to such technology.
Our IPR management focuses on protecting ASML’s intellectual property and respecting the intellectual property of other parties. Preservation of intellectual property and other assets is one of our business principles and part of our Code of Conduct.
Our ambition is to ensure that the right knowledge is available to the right people at the right time. Employees must be knowledgeable about what technical information can be shared and what cannot. We make efforts to ensure that all applicable technical knowledge is made easily accessible.
The Executive Vice-President (EVP) D&E is responsible for knowledge management and the execution is managed by staff reporting to the EVP. Technical training plays a prominent role in disseminating knowledge and is run by training centers in ASML’s business sectors, such as D&E, Manufacturing, and Customer Support (CS). The Corporate Intellectual Property (CIP) department is responsible for protecting knowledge through applying IPR.
Our KPIs for knowledge management are the ‘Technical Competence (TC) maturity score’, the ‘Function Ownership (FO) maturity score’, and the ‘average number of technical training hours’.
‘TC maturity’ refers to the extent to which the technical competencies we need are spread among the right people at the right place, and are embedded in our processes and operations. We distinguish over 80 different competencies that are relevant to ASML’s technology. ’FO maturity’ is the extent to which our teams of experts have the required knowledge about the machine functions they are responsible for. A machine is divided into about 90 distinct functions and responsibility for each function is assigned to a ‘function owner’ and his team. These teams are responsible for increasing and embedding the knowledge of their function. They are also responsible for interaction with other function teams.
We score the maturity KPIs on a scale of five, varying from basic (level 1) to fully developed knowledge management, enabling us to increase customer satisfaction and contribute to value creation (level 5). We report twice a year on these KPIs as well as regularly reporting on the progress made to the staff of related departments.
The expert teams must organize their knowledge management in a structured way to ensure that they deliver verifiable results. The plans (or ‘roadmaps’) they produce must define what specifications and technologies they will need to meet the requirements of any future ASML products. The teams must then submit their proposals which are checked for feasibility. They also use feedback from suppliers and customers to learn from past designs and improve future designs. Whenever required, new information is recorded in training material and made available through our D&E sector’s Technical Training Center.
For more information on risks and corresponding mitigation measures related to IPR and information security see sections ‘Global trends, risks and opportunities’ and ‘Business risk and business continuity’ in this report.
What we did in 2015
We documented the do’s and don’ts of more than 30 technological procedures and integrated these into the software our designers use. This means that during the stage of designing a new production process, machine or component, the design team can immediately check if a proposed step in the design meets ASML’s requirements. This streamlines the design and execution process.

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In order to leverage the existing trainings in ASML better and to further improve the learning and development process, we have started a project to implement a single ASML-wide, unified learning management system (LMS). The LMS will enable employees and their managers to determine what courses to attend to further develop their skills and competencies. The system also provides direct access to those courses. We are also updating our learning material to provide it, where possible, in a digital format. We updated the technical knowledge handbook for our D&E sector and will continue to update this live document as we develop our knowledge and competencies. We improved knowledge management alignment across different departments, in particular D&E, CS, and Manufacturing, through introducing regular consultations between the departments’ training centers every 4 - 6 weeks. We are working on expanding the availability of our learning modules to ensure that they are available company-wide (for instance by way of virtual classrooms) and we have started to investigate whether we can expand the concepts of technical competencies we use in D&E into other departments, such as Operations.
As we distinguish over 80 different technical competencies that ASML deems relevant for the success of the business, it is a challenge to ensure that appropriate training is available for all of these competencies. Therefore, we must prioritize internally to ensure we are balancing the different requirements across the various departments.

Performance indicators[1]	2013	2014	2015

Technical competence (TC) maturity score	n/a	2.6	3.0
Function ownership (FO) maturity score	n/a	2.6	3.2
Number of technical training hours per FTE	n/a	13	14

1    The 2014 training hours have been adjusted to reflect the change in definition. Trainings hours exclude training completed by sourced labor.

Outlook 2016
We aim to achieve TC maturity and FO maturity scores of 3.3 and an average of 15 training hours per FTE in 2016. We plan to focus on the following areas to increase FO maturity:

•	Define expert teams and roadmaps for all functions.

•	Implement feedback (received for example from the field and co-developing partners) and technical learning loops to prevent repeat issues.

•	Identify and manage interfaces to other functions.
We will continue to update the D&E handbook, which we see as a live document that can be changed as we gain new insights and knowledge. Finally, we will continue implementing our LMS.

Product stewardship

Product stewardship is a material theme that covers ASML's responsibility for minimizing the environmental impact of its products throughout their life cycle. The sustainable usage of materials and energy is of major concern. The theme is addressed in two ways.
Firstly, as a major contributor to the chip manufacturing industry, we actively support the trend to produce and use increasingly powerful and energy-efficient electronics. We design machines that can produce smaller and smaller ICs, allowing our customers to produce higher density chips. This higher density means fewer natural resources being used and less energy consumption per transistor over a chip’s lifespan compared to older generation chips. To reach this goal, we focus on three aspects of our lithography machines to facilitate the production of more efficient chips:

•
‘Shrink’. Shrink is the process of developing smaller transistors on chips, using increasingly sophisticated lithography techniques. The smaller the transistors become, the more they can fit on one wafer, reducing the energy needed to produce a chip. A smaller transistor on average also consumes less energy. Shrink remains a focal point of our R&D activities. A key indicator of the sustainability of our products is the energy needed to produce one transistor.

•
‘Yield’. Increasing yield means having machines that produce wafers with fewer and fewer defects. A prime example of how we support customers in this area is Holistic Lithography; this service helps to optimize scanner performance for our customers.

•
‘Productivity’. Given that a single wafer can contain hundreds of chips, increasing productivity means making machines that produce more chips per hour and can run continually for longer periods of time, without requiring maintenance. A key indicator of productivity is throughput, i.e. the number of wafers our machines process per hour and the energy needed to produce a wafer.

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Secondly, we are actively looking into ways to move from a linear economy model to a circular one - a move we believe is essential to ensure the future success and competitiveness of the semiconductor equipment industry. The linear ‘Take, Make, Dispose’ model relies on large quantities of easily accessible resources and energy, and as such is increasingly unsuitable for the current situation and the future. This approach results in unnecessary waste which is increasingly unsustainable. The circular economy model is waste-free and resilient by design. It aims to keep products, components and materials at their highest utility level and value throughout the life cycle. Striving to make our machines more resource efficient and thereby helping our customers reduce the carbon footprint per wafer produced, we have set the following objective for 2016 and beyond:
Product stewardship is part of our product development and incorporates our efforts to optimize the resource efficiency of our machines and extend their lifespan. The Product Generation Process (PGP) starts with its Product Policy, which outlines the product development plan (or 'roadmap'). The Product Policy is drawn up by Senior Management, including board members. It is then elaborated into detailed product requirements, led by our Product Management and System Engineering departments, a process that precedes the execution phase, which is managed by Program Management. The Executive Vice-President (EVP) of D&E is responsible for the product stewardship theme. Staff reporting to the EVP manage the implementation of the product development plan.

What we did in 2015

Shrink and productivity
In 2015, we introduced a new-generation NXT:1980Di machine, which processes 275 wafers per hour (throughput) and delivers a higher accuracy of chips than earlier versions.
The energy efficiency of our new NXTs is similar to the NXT:1970Ci, while enabling further shrink and allowing patterning of more transistors per wafer.
We calculate the amount of energy needed to produce a transistor by looking at the energy use of ASML machines in the chip production process, while ignoring the energy use involved in steps performed by other equipment. This calculation is based on the number of transistors per wafer, chip layer stacking and a typical machine set needed to perform the lithography steps for this layer stacking. Our calculations show that for the lithography steps required to produce a 20 nm logic chip, about 25% less energy is needed than for a 28 nm logic chip. The energy used to produce a 16 nm chip will be about the same as for a 20 nm chip, and for a 10 nm chip we expect the energy use to be approximately another 5% less.

Performance indicators[1]	2012	2013/2014	2015

	TWINSCAN NXT:1960Bi	TWINSCAN NXT:1970Ci	TWINSCAN NXT:1980Di
Throughput (wafers per hour)	220	250	275
Measured energy efficiency (kWh/waferpass)	0.46	0.51	0.51

[1]
Machine energy efficiency is measured according to the new SEMI S23 standard, and scaled to 100% availability of our systems. SEMI S23 Guide for Conservation of Energy, Utilities, and Materials Used by Semiconductor Manufacturing Equipment prescribes a method to collect, analyze, and report energy-consuming semiconductor manufacturing equipment utility data.

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We continued our R&D program to realize further shrink. Our product development plan envisions the production of chips with a resolution lower than 10 nm using EUV single patterning technology. Single patterning requires significantly fewer processing steps than multiple patterning. In 2015, an alliance of companies led by IBM research produced the semiconductor industry’s first 7 nm node test chips with functioning transistors using our EUV lithography integration technique.
ASML’s main focus remains on developing machines that produce increasingly smaller and energy-efficient chips and to ensure they are economically viable. For example, our engineers managed to increase the efficiency to produce EUV light by more than a factor of five during the last three years, which resulted in improving the output power of the EUV source.
Yield
Producing a chip is a complex process involving hundreds of processes and measurements, including multiple lithographic steps. We support this process with a range of Holistic Lithography products. Holistic Lithography is our way of optimizing scanner performance for customers. The holistic approach takes into account the entire chip creation process, from design to manufacturing at high volumes. Holistic Lithography integrates computational lithography, wafer lithography and process control to optimize production tolerances and reduce ‘time-to-money’ for chipmakers. Our YieldStar system, a metrology tool, also contributes to our Holistic Lithography approach. In 2015, we shipped the first YieldStar 1250D, a measurement tool, which helps identify any inaccuracies in chips during the production cycle, enabling customers to make improvements and enhance the efficiency of their machines and therefore reduce cost.
Energy recuperation
Several parts of our chip-making machines, such as devices that move wafers, move at very high speeds and accelerate or brake very quickly. We recuperate energy that would otherwise be lost during the braking phase of these machine parts. In our lithography machines, the kinetic energy of the high-speed parts is stored and recuperated electrically.
Circular economy
We have several initiatives that facilitate the reuse of materials and our systems, such as:

•	Refurbishing used systems to give them a second life. In 2015, we sold 25 used systems (of 169 total systems sold).

•
Field upgrades: ASML systems are built in a modular way and can be upgraded to a higher performance level in the field without needing to replace the entire machine with a new one. Field upgrades, such as PEP (Productivity Enhancement Package) and SNEP (System Node Extension Package) for the TWINSCAN NXT systems provide customers with an extended lifetime of the TWINSCAN NXT systems, resulting also in significant cost savings compared to new systems.

•
As-new modules: As a result of ASML’s strategy to extend the lifespan of a system by performing upgrades, we see an increasing number of modules returning from the field after these upgrades have been carried out. As these modules are designed to be durable, a significant amount of them are still in good working condition when returned and are therefore suitable for multiple product life cycles. After a thorough re-qualification process, these modules are restored to an as-new condition and can be reused, offering the same level of performance as new modules. In the course of 2015, we have engaged our customers about plans to introduce the use of as-new modules into our main stream of manufacturing.

•
Hydrogen recovery: In 2015, we looked at the options for recovering, recycling or finding another use for the hydrogen gas used mainly in the EUV source, instead of treating it as company waste. Different recovery scenarios proved viable and aim to either reduce the need to generate and transport hydrogen or to save energy by reducing loads for the factory pre-vacuum and abatement systems.

•
Integrated packaging and logistics process: By tailoring packaging design to specific modes of transport and transportation requirements, ASML optimized its integrated packaging and logistics efficiency.

Tackling the growth challenge
By enabling the production of cheaper and more powerful computer chips, ASML also fuels the development of new electronic applications. This development poses a challenge for our entire industry. For ASML, it confirms the importance of working with all stakeholders in the value chain to make our industry more sustainable and to contribute to this process through research and innovation.

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Efficient use of resources
Boosting source efficiency, the DUV source division of Cymer (CLS) started shipping a new argon fluoride (ArF) immersion light source in 2015 that allows lithography machines producing advanced 14 nm (or smaller) chips to process more wafers per hour, while reducing power consumption by 15%. The XLR 700ix light source also reduces helium use by 50% and reduces power consumption by 15%.
What’s more, CLS also introduced a neon gas reduction program in 2015 for ArF and krypton fluoride (KrF) light sources. The program includes a light source upgrade which facilitates the reclaiming of used neon, allowing gas suppliers to reuse existing neon and further reduce the need for additional supplies. The neon gas reduction program has been put in place to reduce the dependence on neon, a key gas used to operate the light sources needed in lithography. This, in turn, protects CLS customers against fluctuations in global neon supply.

Outlook 2016
As we continue our focus on developing next generation systems, we expect to make strides in enhancing energy and source efficiency, including reuse of scarce and other materials.
In 2016, we will further enhance the efficiency of creating extreme ultraviolet light for our EUV lithography products by introducing improvements to manage the plasma in our light-generating modules.
We are also planning tests in 2016 to show to what extent hydrogen recovery is feasible for our EUV system. Together with our co-developers, we aim to develop solutions that can be offered to our customers. These solutions seek to recover a high amount of the hydrogen used in the EUV system. Detailed design, testing and integration into the EUV system will follow.
The continuous drive to increase the throughput of our machines is in turn pushing us to design faster-moving subsystems which handle the wafers and the reticles, leading to even more lightweight designs and reducing the amount of material used in such modules.

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Great people

We want to be recognized as a top employer in the industry, offering people opportunities to develop their talent and a working environment in which they feel included, engaged and able to perform. We seek to establish a mutually beneficial long-term relationship with our employees who are proud to work for ASML.

Talent management

Attracting and retaining talent is crucial to maintaining our fast pace of innovation. We therefore offer our highly skilled professionals tailor-made training and development programs.

14,000+

12,168 Payroll

2,513 Temporary

Over 14,000 employees in 2015

75% 2013

85% 2014

91% 2015

In 2015 91% of all employees have a personal Development Action Plan

Sustainable relationship with our people

4.2%

Attrition rate is below industry average

ASML ranked 2nd in the Dutch 'Best Employer' ranking of multinationals up from 5th place in 2013 and Wilton was voted Top Workplace 2015

Wilton
U.S.
Veldhoven
Netherlands

Talent management

Attracting and retaining talent is crucial to maintaining our fast pace of innovation and our position as leaders in the field of technology, and is therefore essential to our long-term success as a company.
Highly skilled people with a technical background are scarce in the labor market. The increasing complexity of our products results in a steep learning curve for new and existing employees. We therefore look to develop our talented and highly skilled professionals through tailor-made training and development programs. This ensures continuity in our workforce and retains the required knowledge, skills, and competencies of our people.
Because our people are our most important driver of innovation, we ascertain the business critical skills and competencies we require in the medium and long term. To do this, we align our resource planning with plans regarding the technological development and innovation of our systems. We also take into account labor market forecasts and global trends to identify new markets and to develop the new technologies needed to serve them.
Developing our people is a crucial part of our human resources process. We use an annual People Performance Management (PPM) process to align our business targets with employees’ individual development plans. This process enables us to define the actions required to achieve short-term goals as well as longer-term career development. Identifying talent and our succession management process is an annual exercise. It allows us to identify further career opportunities for employees with high-potential and their participation in specific development programs.
To attract talent we focus on two areas:

•
‘Internal talent’. We assess the potential of employees as part of our integrated people development cycle and identify successors for critical roles. Employees and their managers discuss the employee's career ambitions and jointly consider next steps. Employees can pursue opportunities themselves or be approached within the organization. We also have internal career fairs to provide information on internal career opportunities.

•
‘External talent’. We cooperate closely with universities in three geographical areas (Europe, United States, and Asia) to attract highly talented staff. One of the ways in which we work with them is by offering internships and scholarships. For positions that cannot be developed and filled internally, we scan the labor market for the skills it needs, creating a Global recruitment map[1] to attract senior staff for critical roles in the organization.

Furthermore we retain talent through Human Resources and Organization (HR&O) efforts such as the Place to Work, Meet, Learn & Share project (see section ‘Sustainable relationship with our people’), and by offering fair pay to employees (see section ‘Labor relations and fair remuneration’).
All activities related to talent management are facilitated and coordinated by the HR&O function, which reports to the CEO.

[1]	Referred to as ‘Global sourcing (road)map’ in CR report 2014.

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What we did in 2015
Our efforts to retain employees contributed to an attrition rate of 4.2% in 2015. ASML’s attrition rate remains substantially below the industry average in all regions.
In 2015, we started measuring the attrition rate of our ‘high performers’ to have a better gauge of whether we are retaining our best people. We will also measure the promotion rate of these high performers and plan to report on this indicator in 2016.
The average number of 'non-product related' training hours was 12 hours per FTE in the reporting year. Non-product related training focuses on ‘soft’ skills such as cultural awareness, communication skills or personal effectiveness.
More than 90% of our employees completed their personal Development Action Plan (DAP) in 2015, meaning they defined what actions they plan to take to further develop themselves, either within their current position or to prepare for the next step in their career.
All employees were evaluated in early 2015 as part of our PPM process. More than 90% employees had set individual targets and conducted mid-year reviews with their manager to evaluate the progress being made with achieving their individual objectives.

Performance indicators	2013	2014	2015

Employee Attrition (in %)	3.2	3.6	4.2
Attrition rate of high performers (in %)	n/a	n/a	1.7
Workforce by gender male/female (in %)	89/11	88/12	87/13
Number of non-product related training hours per FTE	11	12	12
DAP Completion (in %)	75%	> 85%	91%
PPM Completion (in %)	n/a	n/a	98%

We scan the labor market for the skills we need, creating a global recruitment map to attract senior staff for critical roles. We use this information to make a plan for recruiting talent. This is our ‘Global recruitment roadmap’, which we began implementing in 2015. It defines where and how we can reach the people we want to recruit, helping us to build a pipeline of talent. Implementing our Global recruitment roadmap was well under way in a pilot scheme within our D&E department in 2015. Other departments might follow in 2016 based on the final evaluation of this pilot.
To strengthen our recruitment efforts, we developed a new talent acquisition governance structure for the United States, after this had been implemented in Europe in 2014. We plan to also review our talent acquisition activities in Asia during 2016.
We met our target to award 25 new scholarships in 2015, bringing the total number of students in our ASML technology scholarship program to 50. We also plan to redefine our Henk-Bodt Scholarship during 2016 as the current number of scholarships is behind the initial target for this program.
We expanded our succession management efforts from Senior Management to other management layers and employees. Our succession management involves identifying the future growth potential of managers and employees and then defining a plan for the succession of people in key positions. Overall, the potential of around 5,000 employees was assessed during 2015 and succession plans for more than 300 key positions were developed.
Our ‘Potentials Acceleration’ programs aim to accelerate the personal development of our most promising managers, to ensure we have a good pipeline of future leaders. We rolled out several modules for each of our three programs in 2015. Around 130 managers participated, with another 100 expected to join in early 2016.

Outlook 2016
We plan to focus our talent management efforts on the following areas in 2016:

a.
Develop our employees to their full potential and enable them to contribute to the success of ASML by having 100% individual targets defined, mid-year reviews performed and updated DAP in place in 2016, with increased focus on the quality of DAPs.

b.	Systematically identify and develop future leadership through improved succession management, leadership development programs and cross-sector career moves:

•	Further improve company-wide succession management, achieving 100% succession density (meaning we have a minimum of two potential successors identified per critical position).
•Continued Potential Acceleration programs and an enhanced leadership curriculum.
•Facilitate stretched assignments and cross sectors career moves.

•	Embed the result of leadership development programs ensuring that people get steering, context, coaching and mentoring.

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Sustainable relationship with our people

Our business and future success depends on the knowledge and innovation of our highly skilled employees. Building sustainable relationships motivates our people to develop themselves, to make the most of their talents, and perform to the best of their abilities. All of this serves to boost our productivity, innovative strength and competitiveness.
Employee engagement and employability are the cornerstones of a sustainable relationship with our employees. To us, engagement is the dedication that our employees show to their jobs and ASML; engaged employees feel their efforts make a difference and are motivated to go the extra mile. Employability is the capacity of our employees to sustain and improve their performance over time and adjust to change.
Reporting to the CEO, our HR&O department manages our employee engagement and employability initiatives.
How we enhance employee engagement
Our Place to Work, Meet, Learn & Share project, which we launched a few years ago, is our main initiative to build an engaged and enabled workforce. This project is required for ASML to remain a global technology leader and preferred employer by offering an engaging, inspirational, educational and social work environment where multidisciplinary teams of talented professionals from a diverse set of backgrounds collaborate and create breakthrough accomplishments. The Place to Work, Meet, Learn & Share project consists of three pillars: People (our employees), Bricks (our campuses and buildings) and Bytes (IT innovation to improve collaboration and work processes). We launched initiatives covering 20 themes related to these three pillars.

ASML Place to Work, Meet, Learn & Share project framework details

Training & Development
New ways of working
Vitality
Community Involvement
Safety & Security
TRUST
PRIDE
PEOPLE
Ethics
Leadership
Inspiration & Innovation
HAPPINESS
me@asml concerns
Recognition
Employee Onboarding
Diversity
ENABLING
Outside Areas
BRICKS
Meeting & Collaboration
Workplace Environment
Multipurpose Service Areas
Parking & Mobility
ENGAGING
ENABLING
Mobile Devices
BYTES
Mobile Services
Innovative Technologies
Collaboration platforms

Both our HR&O and Internal Communications departments are represented in the Place to Work, Meet, Learn & Share project team, ensuring employees' voices are heard when decisions are made about the project initiatives. This project is managed by a dedicated board, chaired by our COO (as per January 1, 2016 chaired by our CEO) and comprises representatives of several departments. Our Place to Work, Meet, Learn & Share project core team, with members from all our businesses worldwide, coordinates the project’s activities on a day-to-day basis.
How we enhance employability
To enhance employability, we focus on three main areas: Competency, Vitality, and Commitment & Engagement. All initiatives aim to strengthen our employees’ position at ASML and in the wider job market (for our activities related to ‘Competency’ also see sections ‘Talent management’ and ‘Knowledge management’ in this report).

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Our employee engagement score is the main indicator for measuring our success in forging sustainable relationships with our employees. We measure this score through our me@ASML employee survey, which we conduct once every 18 months.
What we did in 2015
We set up a Global People Board to manage the Place to Work, Meet, Learn & Share project and all employability projects with a project plan established for the coming year. ASML also created the new position of Global Director Employability, underlining the importance of this theme for the whole company.
As a result of this new organizational structure, engagement and employability initiatives are more closely aligned. Most projects are conducted under the umbrella of the Place to Work, Meet, Learn & Share project.
We compared our employability model with the one used in the National Employability Plan (NEP) created by the Dutch technology institute, TNO, the NPDI (Nationaal Platform Duurzame Inzetbaarheid, a national platform for sustainable employability in the Netherlands) and the sustainability consultancy Werk van Nu. This research confirmed the validity of our model.
We also implemented improvement plans defined after the 2014 me@ASML survey. We took 1,000 actions, coordinated through our online Effectory Result & Action portal. About 20% of these actions concerned ‘role clarity’ - an item that many employees said they wanted to improve.
A group of HR Ambassadors receive updates on the implementation of these me@ASML action plans each month, with a selection of successfully completed projects published on our intranet.
Our most recent overall employee engagement score, dating from 2014, was 6.9/10 with a response rate of 83%. We aim to improve this in 2016 with our next me@ASML survey, which will include several new elements (also see ‘Outlook 2016’ below).
We know there is room for improvement in increasing awareness of the importance of employee engagement and its proven correlation with business performance.

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Performance indicators	2013	2014	2015

Average engagement score me@ASML survey	6.9	6.9	n/a

Place to Work, Meet, Learn & Share project highlights
In 2015 we updated the vision and scope of our Place to Work, Meet, Learn & Share project. We launched a Global Change Ambassador Network to bring the project to the next level: this means expanding the Place to Work, Meet, Learn & Share process worldwide and adding more local activities. To this end, we have expanded local activities in Asia with the Unites States and Europe to follow.
During the year, we more than doubled the number of employees working in our flexible ABWs. There are now over 2,000 employees working in ABWs, compared to about 800 employees in the previous year. To support remote working, we defined guiding principles, developed tools and an ABW Behavioral Change Dashboard to monitor the shift to flexible and remote working.
We also developed eight ‘ABW profiles’ with guidelines and rules for different types of flexible workplaces, geared to the needs of employees in eight different roles. These guidelines enable our Facility Management team to customize the design of flexible workplaces.
ASML’s Wilton office was awarded the 2015 Top Workplaces prize issued by Hearst Media Services. Additionally, based on employee feedback, ASML was ranked 2nd in the Dutch ‘Best Employer’ ranking of multinationals up from 5th place in 2013.
We continued construction of a new multipurpose cafeteria and our Experience Center in Veldhoven where we will introduce visitors and new employees to the innovative world of ASML.
We introduced a new global recognition program called ‘Thank You’ to acknowledge and celebrate employees who consistently uphold ASML’s corporate values, drive company goals and go the extra mile to contribute to the company’s success.
We won two awards for excellent digital communication with employees via our ‘myASML’ intranet at the Social Business Collaboration 2015 conference in Berlin, taking home the ‘Collaborative Enterprise Cup’ and overall Jury Award.

social
business
Collaboration
Paul Leemans
ASML Netherlands BV
WE.CONECT

Social Business Collaboration 2015 conference in Berlin
We decided to postpone drafting our policy for employees to work at home until 2016 due to upcoming changes in Dutch legislation.

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Other employability achievements
We integrated all vitality courses and workshops into our European learning curriculum expanding from Veldhoven to other company locations worldwide. The process began in the United States, where we appointed a health manager, while in Asia we identified local representatives to help implement our vitality initiatives and made an overview of all vitality-related projects.
In 2015 we increased the participation in the Healthcheck program from 51% to 66%. This program provides employees with a physical exam and, if desired, medical advice on lifestyle and health matters.

Outlook 2016
We will continue to build and expand our global Place to Work, Meet, Learn & Share network and complete an inventory of all ongoing initiatives and projects. This will enable us to exchange ideas and resources, prevent duplication and work more efficiently.
We will conduct our next me@ASML survey and enable employees to compare the engagement survey scores of their department with those of ASML, as a whole, and peer benchmark companies. We will increase the breakdown of me@ASML survey results by introducing reports on the survey results of groups as small as five employees. While maintaining anonymity, this breakdown will give managers a better insight into the concerns and preferences of their teams. We expect that using a minimum group size of five employees will allow for better planning of actions based on the survey results.
We believe gender diversity among employees and management is still something we can improve on and we will continue to explore opportunities to improve this balance. We will also continue our efforts to reinforce the cultural diversity of our workforce.

Sports day in Taiwan

In Taiwan more than 500 employees participated in our annual Sports Day, boosting team spirit and morale. Competing in six teams, employees were encouraged to pass the physical fitness check to earn extra points.

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Strong customer and supplier relationships

We drive the alignment of customers, suppliers and own roadmaps to sustain the industry moving forward towards producing every more value-effective and energy-efficient chips

Sustainable relationship with our customers

VLSIresearch
10
BEST
SUPPLIERS
Customer Satisfaction
2015

2nd Place

VLSI best suppliers of fab equipment 2015

79%

Overall supplier relationship score

Sustainable relationship with suppliers

Key to ASML's success is its ability to build a world-class supplier network that enables us to concentrate on our core strengths and enables our suppliers to gain fair benefits from working with ASML.

4,494 Non-product related suppliers

792 Product related suppliers

79%

79% of all product related spend is delivered by 73 suppliers

Euro **3.8** bil. Total spend on supplier network

Euro **2.3** bil. Is product related

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Sustainable relationship with customers

Our top priority is to provide the best possible products and services for our customers. We work closely with them to ensure we understand their needs, priorities and challenges. Only by collaborating and aligning with our customers can we help them to produce ever smaller and more energy-efficient chips; thereby realizing Moore’s Law and sustaining the growth of the industry as a whole.
The high cost of new semiconductor fab equipment is a major incentive for the industry to work together to achieve semiconductor manufacturing shrink and improve productivity. In this, partnerships, collaboration and sharing knowledge with our customers are all essential. We strive to meet the needs of our customers by regularly reviewing their markets and requirements. We align our activities with their business goals and the support they need. We regularly meet with our customers at every level, including Senior Management.
Our Sales and Customer Management (S&CM) department is responsible for building and maintaining our customer relationships and ensuring all relevant ASML departments contribute to meeting their needs. It reports monthly to the BoM and supervises the account teams, which manage day-to-day customer interactions at customer locations.
We also have a customer focus group within the Quality and Process Improvement (QPI) department, consisting of Quality Managers who liaise with our customers on quality and attend management review meetings. Their role is to be the customers’ voice on quality at ASML, with a focus on:

•	Ensuring customer complaints are heard and the related problems are resolved in due time.

•	Maintaining customer quality dashboards and scorecards to monitor and improve customer quality indicators.

•	Supporting customer audits.
ASML is stepping up its focus and efforts toward integral quality, with the goal to deliver products and services that more consistently meet and exceed customer expectations. In support of this ambition, we have recently strengthened our corporate priorities around quality, adding new initiatives with the intent to more deeply embed a quality culture throughout the company which is committed and dedicated to meeting our customer needs.
We seek to help customers reduce the cost of owning our machines and to move closer to a circular economy business model. We do this by offering system upgrades that increase performance without the need to replace the entire machine, or refurbish equipment for reuse (also see section ‘Product stewardship’ in this report). What we did in 2015

OBJECTIVES	Sustainable relationship with customers

2015

- Sustain customer satisfaction by setting up frequent executive review meetings at senior level with customers — COMPLETED
- Respond to customer feedback by improving the quality of spare parts upon arrival and addressing cost of ownership issues — WORK TO BE DONE

2016 and beyond

- Continue to strengthen executive alignment — ON TRACK
- Drive 2014 loyalty survey issues to completion to achieve a 75% customer satisfaction survey score — WORK TO BE DONE
- Additional emphasis on account teams driving customer quality issues through the organization — NEW
- Achieve top three ranking among suppliers of large semiconductor equipment — NEW new - new target/not started; **work to be done** - work needed to get the objective on schedule ; **on track** - work ongoing and progress can be demonstrated; **completed** - objective has been achieved or, in case of ongoing objectives, the 2015 actions have been completed.

Due to industry consolidation, we have seven key accounts that acquire new ASML technology. Within that group we held 18 Executive Review Meetings (ERMs) with customers to discuss commercial and business issues at the executive level and 13 Technology Review Meetings (TRMs) to discuss their technical requirements for the next five years. In addition, we held 37 other executive level meetings with customers. Our BoM uses customer feedback from these meetings to fine-tune our strategies and product development plans. In 2015, the primary topics under discussion included ASML products, costs, quality and timing to support customer challenges in next nodes, as well as maintaining high availability and yield for lithography and metrology in

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existing volume production. At our TRMs, we discussed developments regarding a wide range of topics, such as the production of memory chips (DRAM 17 nm, NAND 16 nm), logic chips (10 nm and 7 nm), and microprocessor chips (7 nm and 5 nm).
One of the platforms where we align with our customers’ product plans is the Customer Co-Investment Program (CCIP). This is an initiative with several major customers to accelerate the development of EUV technology and 450 mm silicon wafer technology2. The member companies of CCIP continue to be a forum for cooperation between the member companies. The program’s accomplishments in 2015 included:

•	Agreeing on a research and development program and budget.

•	Reviewing and aligning to members’ longer term roadmaps.

•	Aligning priorities and support for EUV infrastructure and corresponding stakeholders.

Responding to customer survey results
The main performance indicators for our customer relationships are our Customer Loyalty Survey and the annual customer survey conducted by research company VLSI. The VLSI survey showed ASML again ranked 2nd  on the list of best suppliers of fab equipment, further improving our score to 9.0 (2014: 8.9).
We did not conduct a Customer Loyalty Survey in 2015. Instead our account teams focused on implementing initiatives to improve those areas customers highlighted in the 2014 Customer Loyalty Survey. Initiatives selected included:

•	Reducing the number of spare parts that do not work properly on arrival at customer locations.

•	Better aligning with customers’ requirements regarding the return on investment and cost of ownership of our products.

Performance indicators	2013	2014	2015

Overall Loyalty Score (Customer Loyalty Survey)	n/a	74.5%	n/a

VLSI survey results
Large suppliers of chip-making equipment	8.4	8.9	9.0
Suppliers of fab equipment	n/a	8.9	9.0
Technical leadership for lithography equipment	9.4	9.5	9.5

Customers indicated we could do more to align with their cost of ownership requirements. It is the role of the S&CM department to facilitate discussions between our customers and Senior Management to ensure we understand their plans regarding shrink and the related costs and budgets, enabling us to better align our plans with theirs. For example, to address the increase in customer costs for lithography equipment - primarily driven by the increased use of ‘multiple patterning’ resulting in more lithography layers - ASML has developed EUV as the future solution. This has been done as part of a shared long-term strategy based on regular roadmap alignment and management reviews. In the meantime, we offer our customers node extension packages. This provides an affordable path to upgrade existing immersion and dry systems to enable their use for multiple device shrinks while we further develop EUV for insertion at the 7 nm and 5 nm nodes.

Outlook 2016 and beyond
In 2016, we will continue our efforts to align our activities with our customers’ business plans through frequent meetings at BoM and other Senior Management levels. We will continue to address the issues our customers identified in the 2014 Customer Loyalty Survey, particularly the quality of spare parts and issues related to cost of ownership.
We will hold a Customer Loyalty Survey in 2016 to gauge customer satisfaction and receive more customer feedback. Our S&CM account teams will continue their efforts to ensure all relevant ASML departments know and act on our customers’ requirements.
In our roadmap for 2020, we will explore, identify and capture opportunities to work with semiconductor (and adjacent) industry partners, outside lithography, in a collaborative sphere. We aim to develop joint approaches with partners to address the long term economic, social and environmental challenges of the entire value chain. We believe that this will drive ASML to make optimal use of its leadership and strengths in the areas of dealing with complexity, precision and high-speed innovation.

[2]	As previously disclosed, in November 2013, ASML decided to pause the development of 450 mm lithography systems until customer demand and the timing related to such demand is clear.

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“Working together to meet sustainability standards”
Intel, a longstanding customer of ASML’s, is a strong proponent of high sustainability standards. As an important supplier to Intel, ASML is happy and proud to meet these standards. “We appreciate ASML’s proactive approach to sustainability,” says Carolyn Duran, Director of Supply Chain Sustainability at Intel. “Their policy is closely aligned to ours and we work together wherever we can to make our supply chain even more sustainable.”
Three themes of ASML’s sustainability policy are particularly relevant to Intel: labor relations, health and safety, and the environmental efficiency of operations.
“In the area of labor relations, we want to ensure our suppliers do not exceed set working hours and ban forced labor requirements. ASML is considered ‘low risk’ in this regard. Yet, in line with the increased focus on forced labor inside and outside of our industry, we keep a close eye on this issue.”
“It is also important for Intel to assess whether ASML’s systems can be operated in a safe manner by its customers and whether the company manages hazardous chemicals properly.”
 “Intel will be focusing even more on environmental efficiency in the context of climate change, it is important to us that ASML enhances the environmental efficiency of its own operations, for instance by reducing its emissions. We also expect ASML to work on reducing the environmental impact of its systems, including its EUV systems.”
“Based on ASML’s self-assessment and our audits, we know that ASML is doing a good job of addressing these sustainability issues. It has a strong management system in place and responds in a timely manner when our audits identify areas where there’s room for improvement.”
Carolyn points out that Intel is open to working with ASML in as many areas as possible to meet sustainability standards. “For instance, we would like ASML to verify that no forced labor occurs in its own supply chain. This would allow us to verify whether Intel’s supply chain meets the standards on this important topic.”
Stakeholder feedback: Customer Intel

Sustainable relationship with suppliers

We rely heavily on our suppliers to develop and manufacture innovative parts and modules that will increase the performance and reliability of our machines. We depend on a relatively small, but critical, number of these suppliers for key components for our systems and critical services for our operation.
Key to our success is the ability to build a world-class supplier network that enables us to concentrate on our core strengths and capabilities and enables our suppliers to gain fair benefits from working with us. To realize this ambition, we will continue our value sourcing strategy, Open Innovation and focus on strong relationships with our suppliers.
How we manage our supply chain
We have built a collaborative community of suppliers, customers, and universities that work together in order to effectively manage the cost of innovation. We outsource a significant portion of our component and module production to our supply chain. Our manufacturing activities comprise sub-assembly and testing of certain modules, as well as the final assembly and fine tuning/testing of complete systems.
Our supply chain management efforts manage risk and performance in our supply chain. Specifically, they focus on:

•
Risk assessment. A risk assessment is executed annually for all suppliers evaluating four areas of risk, including spend, sourcing strategy (addressing the risk resulting from single sourcing and supplier performance), financial stability (addressing the health of a supplier) and supply disruption (addressing the risk of natural hazards or calamities for a supplier manufacturing location).

•
Risk mitigation. Significant risks that surface in the yearly risk assessment are addressed in our sourcing strategy. At the same time we work with suppliers to address risks in their Quality, Logistics, Technology, Cost and Sustainability management (so-called QLTCS).

•	Supplier audits. We execute supplier audits in order to address risks identified in the yearly risk assessment and to ensure that we match the required performance levels with actual performance.

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What we did in 2015
After adjusting the Strategic Sourcing & Procurement (SS&P) organization in 2014, to better align our internal technology and product roadmap with our suppliers, we conducted a ‘Supplier Relationship Survey’ in Q2 2015 to understand what we could improve to strengthen the relationship with our suppliers. We have received constructive feedback from our suppliers and will work together with them to continuously strengthen our relationship and focus on shortening development and production cycle time and reduce total cost of ownership. We plan to repeat this survey annually.

Performance indicators	2013	2014	2015

Overall rating score Supplier Relationship Survey	n/a	n/a	79%

To strengthen our relationships, we held annual Supplier Days with representatives of suppliers from around the world gathering at our Veldhoven campus. Here, together with our Senior Management, they attended workshops about our organization, processes, roadmaps, etc. The product related Supplier Day was attended by 127 representatives of 81 suppliers and the non-product related Supplier Day was attended by 72 representatives of 48 suppliers. This attendance covered more than 80% of our annual purchasing spend.
Each year we invite suppliers to suggest improvements as part of our ‘idea generation’ initiative. As a result of this process in 2015, we received a number of excellent suggestions from suppliers on ways to reduce costs or improve the manufacturing cycle time and reliability of our systems. Several of these ideas are now being implemented. For example, together with one business critical supplier we were able to address the design and manufacturing of a specific module to reduce costs by approximately 75%, reduce the size of the module with approximately 60% and reduce the weight of the module by approximately 50%.
On our Supplier Day in July, we issued our yearly ASML Supplier Recognition Awards. We awarded VDL GL Precision a prize for ‘Excellent early supplier involvement’ for its early stage contributions to our product generation processes. We also awarded Kyocera for its excellent operational performance.
We have also set up a Procurement Training Academy to train our team of around 180 procurement professionals. All procurement staff attended the training and we have started to implement this new way of working. We expect to further build on the training academy in 2016.
Sustainability requirements
Our QLTCS process includes sustainability criteria, which are based on the EICC Code of Conduct. Meeting these criteria is a long-term prerequisite for doing business with ASML. In all long-term supplier agreements, we aim to include compliance to the EICC Code of Conduct as a requirement. In addition, we ask all our critical product related suppliers to acknowledge the EICC Code of Conduct and ensure that EICC compliance is part of our supplier audits. As per year-end 2015, 92% of our business critical product related suppliers had formally acknowledged the EICC Code of Conduct. The remaining 8% have recently been identified as business critical product related suppliers and we have engaged them to acknowledge the EICC Code of Conduct.

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Auditing suppliers
The frequency and scope of our audits varies between suppliers. In these audits, and through other assessments, we rate suppliers on meeting our requirements, scoring them from 1-5 (5 being the best). Failure to meet our minimum requirements will lead to a non-compliance report, which sets out improvements that the supplier must take in order to work with ASML. Closing of actions in this report is monitored during regular operational review with the supplier.
Over the past three years, 77% of the business critical product related suppliers were audited. These audits included sustainability criteria. Of the business critical suppliers that were added to this category in 2014, 80% were also evaluated on sustainability criteria. We see an increase in the number of sustainability NCs raised. This can be mainly explained by the increase in the number of sustainability requirements, now covering a more diverse set of topics, for instance protection of IP and management of sub-suppliers. The NCs do not raise a specific topic of concern but are evenly spread across the sustainability requirements.

Supplier audits overall (product related and non-product related)	2013	2014	2015

Executed	106	99	101
Covering sustainability[1]	61	42	37
Number of sustainability NCs raised	55	33	53

[1]
Previously we reported 61 audits covering sustainability in 2013 and 48 in 2014. The 2013 and 2014 figures have been recalculated to include only those audits where at least environmental, labor, health and safety, ethics assessments have been completed. Although this has not resulted in an adjustment of the 2013 number, the 2014 number has changed.

Supplier audits on business critical product related suppliers[1]	2013	2014	2015

Executed	39	45	50
Covering sustainability[2]	26	17	25
Number of sustainability NCs raised	20	12	32

1    The business critical supplier base has been reassessed in 2015. The 2013 and 2014 figures have been adjusted to reflect the current business critical population base.

[2]
Previously we reported 25 audits covering sustainability in 2013 and 11 in 2014. The 2013 and 2014 figures have been adjusted to only include those audits where at least environmental, labor, health and safety, ethics assessments have been completed.

Electronic Industry Citizenship Coalition (EICC)
The EICC is a coalition of the world's leading electronic companies. It aims to improve efficiency and increase social, ethical, and environmental responsibility in the global supply chain. Its members include electronics manufacturers, software firms, ICT firms, and manufacturing service providers that produce electronic goods or other materials or services. The EICC Code of Conduct provides important guidelines facilitating the achievement of an organization's goals. See also www.eicc.info.

Spend in the supply chain
In 2015, we spent EUR 3.8 billion on goods and services provided by 792 product related suppliers and 4,494 non-product related suppliers around the world, compared with EUR 4.1 billion in 2014. The decrease in spend is mainly related to product related sourcing and is the result of executing our sourcing cost reduction roadmap.

•	Product related (PR) suppliers deliver the machine parts and technology we need to manufacture our machines.

•
Non-product related (NPR) suppliers provide services and products that are not used in the manufacturing of our machines, such as freight and warehousing, temporary labor, design outsourcing, facility management services and IT solutions.

The table below reflects the spend per supplier category. We distinguish between business critical and remaining suppliers because our management approach is different for the two categories. Business critical suppliers are managed through dedicated Supplier Account Teams that focus on risk mitigation, supplier development, and long-term relationships.

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Product related spend	2015 EUR (in millions)	Number of suppliers	% of spend

Business critical product related spend and suppliers	1,808	73	79%
Remaining product related spend and suppliers	486	719	21%
Total product related spend	2,294	792	100%

Non-product related spend	2015 EUR (in millions)	Number of suppliers	% of spend

Business critical non-product related spend and suppliers	229	34	15%
Remaining non-product related spend and suppliers	1,267	4,460	85%
Total non-product related spend	1,496	4,494	100%

Outlook 2016 and beyond
Responding to feedback from suppliers, we will make efforts to further improve the understanding of our long-term roadmap among suppliers - improving ‘roadmap clarity’ will be one of our priorities in 2016.
We have included sustainability criteria in our QLTCS, yet we still feel we can further improve the way we include these sustainability criteria in our supplier audits and supplier selection process. We see this as a challenge and have recognized that this process will require more time and expertise than initially anticipated. We will expand the review of sustainability efforts at our business critical suppliers and aim to complete this by 2018. To achieve a broader evaluation of sustainability criteria in the total supply chain, we will also expand our due diligence process on this element for non business critical and new suppliers.
We will repeat the Supplier Relationship Survey in 2016. This will enable us to identify trends in how our relationship with suppliers develops, and assess whether our efforts to further improve our relationship and collaborating with suppliers bears fruit. The 2016 Supplier Relationship Survey will focus on the same topics covered in 2015, with the potential addition of some further questions based on supplier feedback. Our goal is to improve our year-on-year supplier relationship score.

“We’re two companies, working as one”
A supplier of sophisticated lenses and illuminators for ASML’s steppers (key components of chip-making machines), German manufacturer Zeiss is one of ASML’s closest partners. ‘Technological leadership’ and ‘Maintaining a close relationship with suppliers’ are the two ASML Corporate Responsibility themes most relevant to Zeiss and its commitment to taking ASML’s technology further. So say Christoph Hensche and Wolfgang Rupp, the two men at Zeiss responsible for working with ASML on the continuous development of its DUV and EUV systems.
“We work closely with ASML on a daily basis. ASML staff are at our premises close to Stuttgart practically every week. Likewise, Zeiss experts travel to ASML’s plant in Veldhoven all the time to work with their counterparts there. Technological leadership is key to the success of both companies. We’re aware that we can’t succeed on our own. Innovation at this high and sophisticated level is only possible through close cooperation and alignment. ASML is very good at involving its network of suppliers in its master plans to achieve outstanding innovation. ASML pushes its suppliers to deliver outstanding performance,” says Christoph Hensche, Vice President Field of Business DUV at Zeiss.
“As ASML’s biggest supplier, we’re involved in the shared process to push the frontier of what is technologically possible. Together, we manage the risk involved in innovation. Every innovative project almost inevitably creates challenges. We can’t foresee everything after all, there will always be surprises. Our work on EUV over the past years has only seen us collaborate and interact even more. New inventions were required. We view the market share that ASML has achieved as a measure of the success of our cooperation. Although we’re two companies, we’ve developed a very close strategic partnership that allows us to work as if we were one,” says Wolfgang Rupp, Vice President Field of Business EUV.
“We value ASML’s modern leadership - a leadership that not only focuses on economic value but also takes responsibility for the environment and carries out activities for the social, cultural and educational development of ASML staff and the communities in and around ASML’s sites. And it does this with a long-term view. This type of leadership is in line with our own values. We expect our partnership to develop further and share ASML’s goals in the area of Corporate Responsibility.”
Stakeholder feedback: Supplier Zeiss

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Responsible business behavior

Environmental efficiency own operations

50%
CO_2

2010 2015

CO_2 emission reduction over the last 5 years by saving energy and buying Renewable Energy Certificates

99%

Waste recycled

Employee health and safety

0.18
0.10
0.15
Lost Time Accident Rate
20
12
21
Lost Time Accidents
2013
2014
2015

Business Ethics & Human Rights

Our network of 30 ethics liaisons spans the world

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Business risk and business continuity

Risk management and business continuity are vital for generating long-term, sustainable, and profitable value for our key stakeholders as a supplier of technological solutions and equipment.
Corporate Risk Management is a component of ASML’s Corporate Risk & Assurance (CR&A) department. Corporate Risk Management is an objective and independent risk oversight, advisory and management assurance activity. The Corporate Risk Management function is established by the BoM and Audit Committee (AC) of the SB. ASML’s BoM has delegated its risk oversight to the ASML CRC. The CRC discusses the overall risk landscape, results of the risk management process and follow up to risk mitigation actions, five times annually. Results of the risk management process are discussed in the AC and the SB twice per year.
Effective risk management for ASML is based on three lines of defense:

•	First line of defense: Line management has initial responsibility for understanding and assessing the risks in their daily business, applying internal controls, and implementing mitigation measures.

•	Second line of defense: Corporate Risk and support functions monitor the activities of the first line and set the policies and procedures.

•	Third line of defense: Internal Audit provides objective assurance on control and governance processes. They report directly to the AC and BoM.
We have a collaborative, integrated approach to identify, assess, maintain, and provide assurance on the risk landscape so Senior Management can make informed decisions when responding to risks. This approach includes:

•	A multi-disciplinary assessment of risk via competence areas in risk, security, ethics, compliance, continuity, corporate responsibility, and internal audit.

•	Supporting Senior Management in defining the risk appetite.

•	Maintaining an up-to-date overview of the risk landscape.

•	Advising on and providing best practice solutions for responding to risks.

•	Providing insights into the gaps between risk appetite and actual exposure.
•    Providing assurance on the effectiveness and efficiency of mitigation measures.
What we did in 2015
In 2015 (in addition to our existing top down risk assessment process) we established a process of bottom up risk assessments, executed in our operations, key locations around the world and in key projects and initiatives. The process provides a more balanced view of our overall risk landscape. We also improved the way we evaluate risk appetite by having clear levels and definitions of likelihood and impact of risk. Impact rating specifically is evaluated on aspects of safety, environment, business, finance, compliance and reputation. The result is that risk evaluations are more consistent and comparable. Finally, specific attention was given to compliance reviews as part of our risk management activities in order to ensure that adequate measures are taken to meet our regulatory compliance requirements. A compliance office which is part of our CR&A department is assigned to covering this aspect of our risk landscape.

Business continuity management
Our Corporate Incident Management team handles our end-to-end response to crises and major business disruptions. It sets the standards and provides an overview of incident response and business continuity programs company-wide. Every business unit and location is required to embed business continuity into their core business practices. Business continuity is driven by the COO.
We perform regular impact analyses and routinely test disaster action plans for our sites, facilities, and operations. We also drive continuity with our strategic suppliers. As a global company with locations and suppliers all over the world, we must be prepared to respond to a wide range of disasters and keep our business running. Our programs are designed to provide a quick response and

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ensure the safety of our personnel, safeguard our facilities, begin the ‘return to normal operations’ after an event, and run a root cause analysis to decide what structural improvement actions to take.
In 2015, we handled a range of incidents that impacted our operations, including response to natural hazards, failures in infrastructure, and pandemic response. One of the events handled through this process was the discovery of unauthorized access to a limited portion of our IT systems. We took immediate steps to contain the breach. We take knowledge protection very seriously and constantly work to improve our defenses against hacking attempts and our detection capabilities.
Outlook 2016
In 2016, we will continue to measure our performance on risk management by ensuring high priority action items resulting from risk assessments are resolved on time. In addition, risk management performance will be a standard topic on all AC meetings of the SB (twice per year in prior years).

Business ethics and human rights

We foster a culture of integrity where people comply with laws and regulations and our guidelines on ethical behavior: the Code of Conduct and Business Principles. We encourage our management to set the right example and create an environment in which our people can speak up about concerns related to ethics and human rights.
Our Ethics program provides guidance on standards and procedures regarding ethical behavior, as well as training and communication to enhance awareness. It also outlines how we monitor and measure ethical behavior, report and investigate allegations, and how disciplinary action can be taken by our Human Resources department.
We respect the laws of the countries in which we operate and we make every effort to comply with legal requirements, regulations, and administrative practices. Within that legal framework, we strive to conduct our activities in a competitive and ethical manner.
Code of Conduct
The ASML Code of Conduct3 describes what we stand for and believe in:

•	Respect for the different cultural identities of our employees, stakeholders, and customers.

•	Zero tolerance of any form of discrimination or harassment.

•	Promoting honest, ethical, and transparent conduct, including in the handling of actual or apparent conflicts of interests between personal and professional relationships.

•	Conducting our business in good faith and with integrity.

•	Complying with all applicable laws and regulations.
ASML Business Principles
The Code of Conduct has been translated into a set of practical Business Principles for all employees. The Business Principles help to drive ethical and balanced behavior, control our business exposure, and safeguard ASML’s reputation. Employees are required to reflect our Business Principles in their day-to-day activities. The Business Principles focus on five areas:
Our corporate policies address a range of topics related to the Business Principles such as insider trading, gifts and entertainment, anti-bribery and corruption, anti-trust, and knowledge protection.

3    The complete Code of Conduct can be found in the corporate governance section of our website, www.asml.com.

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Principles we endorse
We support the principles laid down in the Organization for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises and those in the International Labor Organization’s (ILO) Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy. We believe that human rights, as defined by the United Nations in its Universal Declaration of Human Rights, are a common standard that all employers should uphold, and we encourage our employees to respect these rights by committing to our Code of Conduct, Business Principles, and related policies.
Promoting our standards externally
We strive to conduct business on the basis of fairness, good faith, and integrity, and we expect the same from our business partners. ASML is a member of the Electronics Industry Citizenship Coalition (EICC) and we have integrated all EICC membership requirements into our way of working. We expect all our business critical suppliers to acknowledge their compliance with the EICC Code of Conduct (see section ‘Sustainable relationship with our suppliers’).
Our ethics organization
Our Ethics Board determines our ethics approach, supervises our compliance with ethical requirements and meets once a quarter to provide guidance on relevant issues and discuss complaints investigated by the Complaints Committee. Our Ethics program is overseen and implemented by the ethics team at our corporate headquarters. This team is led by our Corporate Ethics Officer, who is supported throughout the business by employees who help to embed the Ethics program within the organization, known as our Ethics Liaisons. They act as a local point of contact for employees who have any questions, comments, or concerns relating to the Code of Conduct or Business Principles.
Code of Conduct complaints
We encourage our employees to discuss or report any confirmed or suspected violations of our Code of Conduct or Business Principles. ASML has a procedure for reporting issues which breach the Code of Conduct, including complaints of a financial nature (the ‘Reporting Procedure’ which can be found on www.asml.com). We encourage our employees to speak up and raise ethical issues without fear of retaliation. For employees, as well as external stakeholders who feel more comfortable remaining anonymous, there is an external Speak Up line (phone or web mail). The reporting procedure for Code of Conduct violations can be found in the corporate governance section of our website.
In our reporting administration we make a distinction between reports and formal complaints. A report is a question, comment or concern relating to the Code of Conduct or Business Principles. A complaint is a formal report relating to an actual or potential violation of the Code of Conduct or Business Principles and must be investigated by the Complaints Committee according to our reporting procedure.What we did in 2015
We view the increase in the number of reports and inquiries on ethical issues (from 132 in 2014 to 194 in 2015) as a positive response to our efforts to raise awareness. As our employees become more familiar with our ethical standards and the procedures to speak up or ask questions, the more comfortable they will feel about raising ethical issues. It is still important, however, for management and the Ethics Office to stress that retaliation resulting from speaking up is never acceptable. We did not receive any antitrust complaints or any fines or sanctions with regard to non-compliance with laws and regulations.

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Performance indicators	2013	2014	2015

Number of reports	100	132	194
Number of complaints	1	2	4
Number of employees invited to complete the online Code of Conduct and Business Principles training[1]	11,462	16,231	16,648
Employees who completed the online Code of Conduct and Business Principles training (in %)	93%	90%	90%
Number of claims of violation of anti-trust and monopoly legislation	—	—	—

[1]
This includes all payroll employees, temporary employees (employed longer than one month) and contractors/consultants/students (employed longer than three months, working on ASML premises and having an ASML IT account)

In 2015, we organized our first Global Ethics Awareness Day. Company-wide, managers facilitated discussions on ethical topics. The day’s theme was: ‘Where do you draw the line?’ We set up information booths manned by Ethics Liaisons or Ethics Office staff and organized a ‘dilemma quiz’ to provide information and promote discussion on our standards, and the sometimes challenging decisions we need to make. We also organized a contest, inviting employees to describe what ethical business behavior means to them. Several presentations, stories and videos were submitted and uploaded to the Ethics intranet site. Given the positive employee feedback on the Global Ethics Awareness Day, the Ethics Board has decided to organize this day in 2016 as well.
In 2015, we expanded the scope of our Ethics Liaisons network, appointing liaisons who work with our customers every day. Having Ethics Liaisons in our Customer Support department enables us to better reach employees working at customer’s locations and receive their input and feedback on the program and consequently receive questions, comments and possibly reports. The number of liaisons grew from 29 in 2014 to 30 in 2015.
We also expanded our Ethics Office, hiring an additional full-time staff member to support our Corporate Ethics Officer in Veldhoven.
We updated our online ethics refresher training based on feedback from the organization, for instance via the reports received. The refresher training comprises a survey to collect feedback on specific ethical issues the Ethics Office would like to receive input on. In 2015, the main topics were human rights, diversity, language/communication issues between employees, and ethical issues related to the use of social media. We will use the results of the survey to improve and update our Ethics program and, if necessary, certain corporate policies in 2016.
Worldwide, we provided ethics training to 287 middle managers, and 68 senior managers.
We asked for feedback from internal stakeholders on our Code of Conduct and Business Principles to assess if any updates were required. This process will be completed in 2016 when we will also update the Code of Conduct, Business Principles and the corresponding ‘explanatory guidelines’ if necessary. We also updated our antitrust policy documentation, amongst others to include references to new guidelines on certain areas of particular interest.
We are still discussing how we could expand the scope of our human rights policy, to include suppliers of suppliers, and whether it would be realistic for us to do due diligence deeper in the supply chain.

Outlook 2016
We plan to strengthen our focus on compliance with human rights standards among suppliers.
We will continue to offer refresher training on ethics for all employees, as well as ethics training for middle managers and Senior Management. Furthermore, we will organize another Global Ethics Awareness Day to raise awareness of ethical topics among our employees.

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“Increase awareness about ethical standards among supplier staff”
German engineering and construction company M+W Products, a subsidiary of M+W Group, has been working closely with ASML since the late 1990s, delivering high-end equipment such as ultrapure water and high-tech air conditioning systems. “We appreciate ASML’s pragmatic and realistic approach in seeking compliance with sustainability requirements from its suppliers,” says Herbert Blaschitz, CEO of Global Business Unit Advanced Technology Facilities, M+W Group.
“We have an open and goal-orientated relationship at all levels. At times, we have lively discussions on how to resolve certain business challenges. As a supplier, we’ve noticed ASML has been putting more emphasis on sustainability issues over the last years or thereabouts. ASML’s approach is realistic. For instance, human rights is a very important issue for both parties, but as M+W Group is based in Germany, which has strict laws and regulations and a good track record regarding human rights, it doesn’t make much sense for us to go through an elaborate audit procedure to demonstrate compliance in this field. Realizing that the risk of human rights violations is relatively low in Western Europe, ASML takes a pragmatic approach when assessing M+W Group’s compliance on this, and keeps the procedure simple.
“ASML is focusing its sustainability efforts on topics that are more relevant to us, namely compliance with ASML’s ethical requirements, as well as its health and safety requirements. They are a useful complement to M+W’s own Core Values and Code of Conduct. Many of our staff work with ASML on a daily basis. It’s important for them to know what’s allowed and what’s not.”
“One of the few areas where both companies should never stop focusing on is communicating more with their staff about ethical standards to ensure they know what the rules are and what is expected of them. At a business level, we will continue to work with ASML to improve environmental performance by reducing the carbon footprint of equipment and cleanrooms.”
Stakeholder feedback: Supplier M+W Group

Tax strategy and transparency

Our tax strategy is based on a well-defined set of principles and internationally accepted standards. Tax is a subject of growing interest to our stakeholders and we strive for transparency about our strategy.
Tax principles
The tax principles under which ASML operates are derived from ASML’s Code of Conduct. This code and the related tax principles guide ASML’s dealings with all the different types of taxes which it is obliged to report and pay in the jurisdiction in which it operates, including taxes on profits, trade taxes, and taxes paid on employee income.
The rule and spirit of the tax laws
ASML strives to report and to pay taxes in the jurisdiction in which it operates in accordance with all relevant tax laws and regulations. ASML will comply with such laws and regulations as well as with the spirit of those laws and regulations, meaning we strive to comply with its intent and related jurisprudence.
Profit allocation
ASML’s worldwide profits are allocated to the various jurisdictions in which ASML operates based on the value created by ASML’s business in those jurisdictions. ASML’s allocation method for its worldwide profits is based on internationally accepted standards of profit allocation as published by the OECD and relevant rules and regulations in the jurisdictions in which ASML operates.
Around 70% of our taxable income is in the Netherlands because the vast majority of our research, design and manufacturing activities are based here. The income from other activities, such as regional equipment sales and after-sales support, is subject to taxation in the countries where these activities take place, the main ones being the United States, Hong Kong, South Korea, Taiwan, Singapore and Japan.
Timely and complete compliance
ASML aims to file all the required tax-relevant returns with the appropriate tax authorities in a timely and complete manner. To ensure timeliness and completeness, tax returns will be monitored through ASML’s corporate control framework and comprehensive tax control frameworks. The control frameworks are regularly reviewed and tested. Furthermore, ASML aims for timely payment of its taxes due to the tax authorities.

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Transparency
ASML strives for open and constructive dialogue with tax authorities on the basis of disclosure of all relevant facts and circumstances. ASML aims to be clear about all aspects pertaining to its tax position and to share these in a transparent manner with tax authorities to achieve upfront certainty on tax matters.
ASML will not pursue any positions in tax matters unless we can obtain a high ‘should’ level opinion in the matter from a reputable tax consultancy firm.
ASML’s Tax department is in close contact with the business and operations, in order to comply with the rule and spirit of the law, and to ensure that profits are allocated to the correct jurisdictions based on the value created in those jurisdictions.
In 2015, we ranked among the top 25 companies on the Tax Transparency Benchmark published by the Dutch Association of Investors for Sustainable Development (VBDO), which researched the level of tax transparency of 64 Dutch listed companies.
Tax governance
Our Tax department works under the supervision of our BoM. To safeguard adherence to our tax principles, ASML employs a well-educated and adequately staffed team of tax professionals who are in constant dialogue with ASML’s business and regularly meet with ASML’s Senior Management. ASML’s Senior Management is engaged and involved in ASML’s tax matters. The Audit Committee of ASML’s SB reviews ASML’s tax strategy and also regularly confers with our tax professionals to discuss tax policies and the impact of tax laws and regulations on ASML.
What we did in 2015
We monitored developments in tax legislation and regulations, including the discussions on the Action Plan on Base Erosion and Profit Shifting (BEPS) issued by the OECD. We provided feedback on the plan at the request of several participants. ASML believes the plan and related new regulation will have a limited effect on our tax policies, if any. Nevertheless, one of the OECD BEPS reports introduces minimum requirements for Patent Box Regimes. In 2007, a Patent Box Regime was introduced in The Netherlands, which provides that income generated from qualifying innovative activities is effectively taxed at a beneficial tax rate of currently 5% rather than the Dutch statutory tax rate of 25%. The Patent Box Regime is called "Innovation Box" in The Netherlands legislation. A portion of our earnings currently qualifies for beneficial tax treatment under the Dutch Innovation Box. In order to meet the minimum requirements for Patent Box regimes mandated by the OECD BEPS report, the Dutch Innovation Box will have to be amended by July 1, 2016. Changes in Dutch tax laws to comply with the OECD BEPS report may reduce ASML’s current benefits under the Dutch Innovation Box.

Outlook 2016
We will continue to monitor developments in tax legislation and regulation in the Netherlands and worldwide.

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Reporting on tax strategy
Felipe Gordillo, a senior sustainable and responsible investment (SRI) analyst at the Paris office of BNP Paribas Investment Partners, researches how companies in the semiconductor industry deal with environmental, social and governance issues. Tax transparency, banning conflict minerals and maintaining close relationships with suppliers are all themes that Gordillo follows closely. ASML addresses these topics properly, he says, but he also sees room for improvement.
“We’ve seen interest in tax transparency increase rapidly during the last years, following press reports on controversial tax practices by some major American companies such as Apple and Amazon. Governments are putting more pressure on companies to stop aggressive tax optimization. That being said, as investors, it’s still very challenging for us to verify whether ASML or any other company for that matter is paying taxes the way it should; details usually only become public when there’s a controversy. It’s good to see that ASML has a tax strategy and reports on it.”
Stakeholder feedback: BNP Paribas Investment Partners

Labor relations and fair remuneration

ASML wants to be recognized as a top employer in the industry, offering people ample opportunities to develop their talents and a working environment in which they feel included, engaged, and can perform to the best of their capabilities. We therefore promote sound labor relations and fair remuneration.
Labor relations

Promoting good labor relations
Freedom of association and the right to collective bargaining are self-evident, fundamental rights. As such, we are committed to creating the conditions that allow employees and their organizations to negotiate fair wages and working conditions.
We want to provide fair labor conditions and social protection for all our employees. That includes those employees on a fixed contract and temporary (flex) workers. One way of ensuring this is to negotiate with and consult labor unions and our Works Council in the Netherlands. A collective labor agreement applies for the majority of our payroll employees in Europe, representing 51% of our total worldwide payroll workforce.
In the United States we aim to comply with all state and federal laws and regulations regarding labor practices and employees’ rights to organize. This means we do not interfere with, restrain, or coerce employees who want to organize themselves in a labor organization for collective bargaining purposes. In Taiwan, where we have several business operations, all employees, except employees working in government administrative organizations, can form unions. ASML seeks to comply with all relevant legislation, such as the Taiwanese Union Act and the Law Governing Collective Bargaining Agreements (LGC’BA).
Adhering to international codes
At ASML, the principle of free choice of employment is sacrosanct. It applies to every employee in every country we operate in. We adhere to the EICC Code of Conduct and support the principles laid down in the International Labor Organization (ILO) Convention. In the Netherlands, we are a member of FME, the Dutch technology industry’s employers’ organization, which negotiates collective bargaining agreements. In 2015, ASML continued to be a member of AWVN, a general Dutch employers’ organization that exchanges information on labor relations and labor market trends with its members.
Our flexible work model
We have a flexible labor model with a mix of fixed and flexible contracted labor throughout our departments and facilities in Veldhoven, the Netherlands. This reinforces our ability to adapt to semiconductor market cycles, including support for potential 24/7 production activities as needed. In the Netherlands, we have different categories of flex workers. To provide good management information and insight into all our flex labor, outsourced and consultancy activities, we fine-tuned our non-payroll definitions in 2015. We now have four categories of sourced labor: flex, consultant, outsourcing on-site and outsourcing off-site.
Maximizing the flexibility of our technically-skilled workforce means we can shorten lead-times, adding value for customers. Flexibility also reduces our working capital requirements. Labor relations are managed by the ‘Bestuurdersoffice’ (Labor Relations office) reporting to the Senior Vice-President HR&O.

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What we did in 2015
We worked closely with ILO to collect information on labor relations in countries we operate in, sharing our experiences with other international corporations at an ILO round table conference on labor conditions, e.g. working hours. This provided us with better insight into national standards and requirements, strengthening our local labor relations expertise. We can apply this expertise to further improve our compliance processes and to respond quickly to changes in local labor regulations.
We monitored the introduction of a new labor law in the Netherlands regarding certain categories of flex workers to assess how this legislation could affect us. We found that the new law had no significant impact on our flexible work model. ASML has long-standing employment relationships with flex workers. We do not use the legal possibilities to hire and lay off flex employees just within the maximum boundaries of the law.
We also refined the way we segment our flex workers in the Netherlands (see prior section ‘Our flexible work model’ for more detail).
In practice, it can be a challenge to adhere to the preferred working hours during certain peak times. This can be particularly true for our employees working at customers’ locations. As we seek to provide the best possible service to our customers, these employees and their managers feel highly motivated to go the extra mile to help finish assignments or resolve urgent technical problems for their customers quickly. Although working extra hours during peak times is inevitable and accepted, we also need to protect our employees from working extra hours too often. Yet, providing guidance for maintaining the right work-life balance in this context can be difficult. This is because of the differing circumstances when temporarily working extra hours, as well as the differing perceptions among employees of what is excessive. We therefore make efforts to monitor employee overtime to make sure we are aware of any issues. For example we made an inventory of working time regulations in countries with customer locations and made local managers aware of the do’s and don’ts with respect to working hours.

Outlook 2016
In 2016, we will begin implementing a new internal working hours regulation matrix. This will make compliance with local laws and regulations at our plants and customer service locations across the world easier. This matrix contains working hours regulations that are stricter in some countries than local regulations. As a result, complying with our own norms almost automatically means that our local operations stay within the local laws and regulations. Implementing this matrix will simplify compliance with the diverse national regulations we deal with. It makes it particularly easier to comply with working hours regulations for our employees working across borders.
We will continue gathering information from ILO to enhance our expertise on national labor regulations across the world to ensure maximum compliance with all relevant local regulations in the countries we operate in.

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Fair remuneration

We aim to build long-term, sustainable relationships with our employees. We want our people to feel motivated by their jobs and to consider ASML a great place to work. One way to achieve this is to ensure that we pay fair and balanced salaries and offer competitive benefits. We believe that our employees are key to the success of our company and they deserve to share in this success.
Remuneration is based on an individual employee’s contribution to the company, their experience, and the local market. We apply objective criteria and our remuneration is unrelated to factors such as gender, nationality, religion, social position or age.
The BoM is responsible for determining the approach to employee remuneration. The execution of the approach is handled by ASML’s managers, who take charge of rewarding the people reporting to them, with support from HR&O. HR&O also develops the relevant policies, guidelines, and processes.What we did in 2015
As part of a review of our remuneration policies we started a process to redefine the underlying vision and principles of our remuneration. We collected feedback from internal stakeholders on our approach, organizing several focus group sessions, each attended by seven senior leaders. We also individually interviewed about 20 senior leaders to ascertain their views on remuneration. As a result of these discussions, we decided to change our original plan and to complete the first stage of this process and agree on a shared remuneration vision by year-end 2015, and then determine at a later date if and how this will lead to any changes to our remuneration policies in 2016 (also see ‘Outlook 2016’ below).
In line with our gender diversity policy and responding to increased interest in the topic among our stakeholders, we assessed women’s salaries compared to men’s. Our research showed that the differences between the pay for female and male employees are minor and are explained by the average age and tenure, both of which tend to be lower for female than for male employees at ASML. On average, the salaries of women in non-management positions were 99% of the salaries of men. For women in middle management positions this was 97% (as was also the case for ‘total cash’, meaning base salary and variable pay), while female Senior Management salaries were slightly higher than men’s (105%).

Outlook 2016
We will assess whether our shared vision on remuneration requires any changes to be made to our remuneration policies. If so, we will start implementing those changes.
We will analyze the relevant regional markets around the world to assess how our salaries and the way in which we structure them compare to those in local technology markets and also our peers.

Community involvement

As a global technology leader and employer, ASML is an active member of the communities in which it operates. We believe that being a responsible and engaged member of the community is a prerequisite for future growth.
By fostering close community ties we learn more about the world around us and it raises awareness of our business, our industry and our interests.
Our community relations program falls under the remit of our CEO and is coordinated by our Global Communications department.

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We focus our community involvement on:

•	Creating attractive and stimulating environments for ASML employees to live in.

•	Strengthening our knowledge infrastructure.

•	Being a good corporate citizen in our local communities.
Social environment of ASML employees
Attracting and retaining talented people is crucial to our success. We offer challenging career opportunities and also have a role in facilitating a favorable social environment for our employees. As a diverse and multicultural company, we promote the integration and well-being of the over 95 nationalities among our employees. Most of our international and local employees work and live near our offices, often with their families. We want to help make their local communities an attractive and stimulating environment to live in.
Our knowledge infrastructure
As an innovative company, we have a stake in maintaining an excellent network of people and institutions with specific knowledge. We work closely in an ‘ecosystem’ with our suppliers, universities, colleges and research centers, as well as other public and private partners. In our local communities we want to stimulate knowledge through partnerships and provide support in areas that fit our business and expertise. As such, we promote and provide technology education.
Corporate citizenship
We are closely connected to our local communities and the world around us. We support local charities and global education projects through the ASML Foundation. What we did in 2015
Social environment of ASML employees
At Veldhoven, our biggest company location, we have a workforce of around 8,500 FTE. Of these, about 20% are non-Dutch, representing 85 nationalities. To gather input for our plans to create an appealing social environment for non-Dutch employees, we conducted an online survey. With an average score of 7.7 out of 10.0, the survey revealed that our international staff is satisfied about having moved to the Netherlands to work for ASML - 67% of the 143 respondents actually rated their satisfaction at 8.0 or higher. Items that didn’t score as well were the activities being offered, opportunities to socialize after work and the extent to which partners feel at home in the Netherlands.
We are looking into how we can improve our services internally and we have also presented our findings externally. The cities of Eindhoven and Veldhoven, the Eindhoven high-tech region ‘Brainport’, the regional Expat Center and other local organizations have welcomed this input in discussions on how to make the Eindhoven region more attractive for international knowledge workers. We expect to see concrete initiatives in 2016.
Strengthening our knowledge infrastructure
It is crucial that our business has access to the largest possible pool of technical talent, both globally and locally, allowing us to recruit the high-tech professionals we need. The industry anticipates a continuing and even increasing shortage of trained technologists as there is a growing need in the Dutch labor market. In 2025, some 40% of the new graduates should have completed a STEM study in order to secure a good influx of technicians and technology experts for the future (Techniekpact 2020). It is also in our interest that our suppliers can recruit the technology talent they need. We therefore aim to build and maintain a strong knowledge infrastructure for us and our partners.

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In 2015, we continued to support initiatives that encourage an interest in technology among youngsters, thereby enlarging the local and regional talent pool and offering career and development opportunities that are well paid and fulfilling. We are a regional board member of Jet-Net (Youth and Technology Network Netherlands), an institute promoting technology among youth. In partnership with electronics company Philips, we organized the 2015 edition of Girls’ Day, an event to familiarize girls with technology. With industrial and manufacturing company VDL, the Dutch Ministry of Defense and local high school Fontys, we organized the ‘Night of the Nerds’ in Eindhoven, offering technology workshops and ‘tech talks’ for high school students. This event was part of Dutch Technology Week 2015. We participate in StartupDelta, a government-funded project in which start-ups, investors, governments and knowledge institutions work together to develop an environment conducive to start-ups in the Netherlands. Our CEO is a member of the ‘international circle of influencers’ of StartupDelta.
Our employees worldwide once again participated in ASML projects with high schools. In Eindhoven, they volunteered to present technology workshops for students at our premises and at local schools. In one of this year’s workshops, the students could build their own computer game. Our volunteers also offered workshops on mobile phone technology and on robotics.
Our colleagues in Wilton took part in the annual CPEP (Connecticut Pre-Engineering Program) Maker Day in the US town of Danbury, Connecticut on May 2 and 13. Our engineers attended the fair to help promote science, engineering and creativity to students at local schools in the sixth, seventh or eighth grades. They showed air bearing technology and also judged the year-long engineering projects of over 400 students. CPEP also supports the ASML4Kids program. With its innovative after-school programs, CPEP works to change students’ knowledge and perception of a career in the field of science, technology, engineering or mathematics.
ASML Taiwan sponsored a special year-long weekly radio program called ‘Super Science’, which is broadcast on national radio station IC Radio (FM 97.5). The five-minute episodes (available in Chinese only) present essential inventions and showcase scientists in the fields of semiconductors, chemistry, electromagnetics and computing.
We issued our first ‘ASML Makers Award’, which aims to encourage young technology talents to look beyond innovation and bright ideas at how to put these ideas into action. The award includes a gift of EUR 2,500 and 100 hours of technical support from ASML experts. The 2015 ASML Makers Award was won by Floris Bouwmans, an Industrial Design student from TU/e (Eindhoven University of Technology), for his idea to build a sophisticated and innovative tool to measure the strength of hand muscles, enabling physical therapists to assess the impact of their treatment.
In 2015, we defined and started implementing a new performance indicator to measure the results of our activities to promote technology, and as part of this we keep track of the number of students reached through our promotion activities. We will report on this indicator in our CR Report 2016.

ASML Foundation
Founded in 2001, the ASML Foundation is closely linked to our company but operates independently. It is our charity of choice.
The ASML Foundation wants to increase the self-sufficiency of disadvantaged youngsters through educational initiatives that develop their talents and unlock their potential.
As part of our community involvement program, ASML encourages its employees to support the ASML Foundation, either financially or through volunteer work.
In 2015, ASML donated EUR 450,000 to the foundation, increasing its budget to EUR 950,000. The foundation supported more than 25 educational projects in various countries worldwide, including the United States, the Netherlands, Taiwan, China, Bangladesh and the Philippines. These projects address different target groups, such as children from lower-income families, disadvantaged immigrant children and children with special needs, including children with autism.
ASML also supports the ASML Foundation in kind by employing its director and her assistant. Two ASML employees sit on the ASML Foundation’s SB. ASML will continue to support ASML Foundation in this manner.
The ASML '30 for Change' initiative, which we launched in 2014 to celebrate ASML’s 30th anniversary, provided at least 34 schools in 22 countries with computers, blackboards or other educational materials, such as books.
For more information see www.asmlfoundation.org.

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Public affairs agenda
In addition to our educational initiatives, we continued our dialogue with external stakeholders, including national and local politicians in the Netherlands. Legislation, public debates and trends in wider society may affect ASML. We want to be on par with these developments and join discussions and debates whenever relevant and appropriate. In 2015, we discussed with policymakers the need to promote technology education, and informed them about our flexible workforce model and the way we manage our supply chain. We are increasingly involved in policy discussions on diversity.
Corporate citizenship
As a responsible corporate citizen, we support communities through charity and fundraising initiatives, corporate sponsorship and our ASML sports platform. We also help communities worldwide through the ASML Foundation, our charity of choice.
The ASML Foundation financially supports educational projects that improve the lives of underprivileged children (also see box out).
Our community charity program supports small-scale activities in our local communities, for example the free Cult & Tumult music festival in Veldhoven.
Through our corporate sponsorship program we support local events and institutions such as the Muziekgebouw concert hall in Eindhoven, the Hub, an initiative of the Eindhoven Expat community, and Glow, a platform for artists, designers, and architects working with light. We sponsored the Eindhoven marathon, in which more than 400 ASML employees participated.
For the second year running, Cymer in San Diego partnered with the Friends and Family Community Connection organization to hold an on-campus food packaging event. The food was sent to Haiti, Tanzania and San Diego residents in need.
We also encourage our employees to participate in sport by sponsoring ASML teams in sports such as cycling, golf, softball, volleyball, running, hockey and rowing.
ASML supports employees who organize or participate in fundraising events. The maximum contribution is set at EUR 1,000 per participant per event. In 2015, a total of EUR 27,500 (2014: EUR 40,000 ) was committed to causes that our employees support and that match the objectives of our community involvement program.
As part of the 20th anniversary of ASML Korea, 20 employees climbed Hallasan, the country’s highest mountain that is commonly known as South Korea’s ‘rooftop’. The expedition took place on September 17-19, and the employees used this expedition to raise money for UNICEF to support the Nepal earthquake relief efforts. ASML Korea’s 20th anniversary donation to UNICEF totaled 12,467,700 KRW (EUR 10,000).

Performance indicators	2013	2014	2015

Cash commitments - Charity (in thousand EUR)	407	463	551
Cash commitments - Sponsorship (in thousand EUR)	410	311	491
Number of people that attended neighbor events	n/a	> 300	373
Survey results (neighbor events)	n/a	n/a	8.3

The success of last year’s Neighbor Evenings in Veldhoven prompted us to organize a second series in October 2015. In total, 373 people attended the evenings which consisted of a general presentation and an interactive market where we provided information on such matters as our technology education program, our new cleanrooms and new restaurant (which is currently under construction), the ASML robot soccer team and the gas yard. An online survey we organized showed that our neighbors really appreciated being given the opportunity to visit us - on a scale of 1-10, we scored 8.3.

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Outlook 2016
We will continue to focus on diversity. We believe the percentage of girls choosing to study science and technology could be increased. Therefore we will explore possibilities to start more initiatives with our peers to promote technology among girls.
We also want to put more effort in creating an attractive living environment for expats in the Eindhoven region.
Our new Experience Center is scheduled to be opened in 2016. Here we will inform visitors about our technology and business. We aim to become more involved in the startup community, mainly in the Brainport region.
We will invite employees to become ASML Foundation Ambassadors, to promote our charity of choice and stimulate our employees to submit project applications to help disadvantaged children gain access to better education. We are developing a volunteering policy and we aim to start the first projects for Veldhoven employees in 2016.

Partner school and ASML join together to boost interest in technology
A partner school of ASML, Sondervick College in Veldhoven is deeply involved in one of ASML’s community and talent management initiatives. Volunteers from ASML provide guest lectures at the school and host students during tours of ASML’s premises, sharing high-tech information and stimulating an interest in technology among teenagers, a prerequisite for creating the pool of future technology talents the industry needs. Anne Voorn and Ton Sliphorst, school leaders responsible for Sondervick’s relationship with ASML, say ASML has been crucial to boosting Sondervick’s strong science profile. They hope ASML will extend its role and help Sondervick to develop its international profile.
“Sondervick College enjoys its partnership with ASML, a close neighbor, with whom we signed a cooperation agreement two years ago. We appreciate the lectures and workshops ASML staff have held for us, in particular the annual technology lecture Peter Wennink has given at our school for the last four years,” says Ton Sliphorst. Sondervick College, a bilingual Dutch/English school, seeks to raise interest in science and technology among youths, in line with the Dutch government’s and ASML’s goals. “With ASML’s help we have achieved this objective, with more than 50% of our A level students now choosing a predominantly science oriented curriculum,” says Ton.
Sondervick College would welcome ASML’s involvement in areas that go beyond technology, Ton and his colleague Anne Voorn point out. “For instance, ASML is an international company, with their employees representing more than 80 different nationalities. ASML could make its international staff and their language skills available to our students, helping them to prepare for jobs in international environments,” says Anne. “We would welcome ASML staff to join our annual ‘Language Village Day’ where students practice their language skills in conversations with French, German or English native speakers.”
“We would also like to welcome more international students, including the children of ASML's non-Dutch staff and other international companies in the region. ASML could play a role here by helping to set up programs for students to learn Dutch as a second language.”
Stakeholder feedback: Partner school Sondervick

Conflict minerals

As of 2012, the Dodd-Frank Act in the United States (Section 1502) requires companies to publicly disclose their use of conflict minerals originating from the Democratic Republic of the Congo (DRC) or a neighboring country. These include minerals mined under conditions of armed conflict and human rights abuses. Minerals identified as potentially originating from these regions (so called 3TG minerals) are gold, cassiterite, wolframite, and coltan. Derivatives of these minerals, including tin, tantalum and tungsten, are also subject to the disclosure requirements.
Most of our machines contain 3TG minerals; our TWINSCAN systems, for instance, contain gold, tantalum, tungsten and tin. Most minerals included in our systems are in prefabricated components produced by our suppliers. As ASML does not directly buy the minerals involved in these components as raw materials, we are only able to determine whether the 3TG minerals included in these prefabricated components of our systems are derived from DRC or one of its neighboring countries through information provided to us by our suppliers. An exception is the tin used for generating UV-light in the light-source of our systems, as it is procured as a raw material.

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We have established a conflict minerals policy to not only comply with the Dodd-Frank Act Section 1502, but to also address the concerns regarding potential conflict minerals contained within ASML products. The conflict minerals policy execution is monitored by the Sourcing department. Cooperation amongst different tiers in the supply chain, as well as amongst different industries that use these metals, is crucial in effectively breaking the link between mining and conflict financing in the DRC.
What we did in 2015
In line with our conflict minerals policy, we inform and train our suppliers about our expectations regarding the use of conflict minerals and the efforts needed to report back to ASML on their own due diligence approach and results. We also encourage them to responsibly source potential conflict minerals and their derivatives and to use certified conflict free smelters. We perform due diligence by conducting surveys among our business critical suppliers based on a template developed by industry organizations like EICC and Global e-Sustainability Initiative (GeSI).
In assessing the presence of conflict minerals, we use resources provided by the Conflict-Free Sourcing Initiative (CFSI), including its Conflict-Free Smelter Program (CFSP), which uses a third party audit to identify smelters and refiners that only use conflict free minerals. We have been a member of the CFSI since 2012.
A large portion of ASML’s tin consumption is allocated to the source, where tin pallets are used as a consumable to generate light. The supplier of these tin pallets is 100% conflict free as they use 100% recycled tin from tin smelters which are certified by the CFSP as conflict free. The CFSP has currently validated close to 100% of the known tantalum smelters world-wide as conflict free.
As required by the SEC, we have filed our conflict minerals 2014 report on May 31, 2015. The ASML statement concerning conflict minerals is available on our website.

Outlook 2016 and beyond
To ensure compliance with the Dodd-Frank Act, ASML will continue to report annually on use of conflict minerals. To further improve our due diligence and the transparency of our mineral supply chain, we will continue with the following steps over the next few years:

•	Re-evaluate the scope of our due diligence to include relevant suppliers.

•	Increase the response rate and quality of suppliers’ smelter surveys.

•	Encourage increased certification of smelters through our continued support of the EICC and the CFSI.

•	Compare information we gather through our ‘Reasonable Country of Origin Inquiry’ (RCOI) with information collected through the conflict-free smelter validation programs, such as the CFSP.

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“Engage with your entire value chain, it’s crucial”
Felipe Gordillo, a senior sustainable and responsible investment (SRI) analyst at the Paris office of BNP Paribas Investment Partners, researches how companies in the semiconductor industry deal with environmental, social and governance issues. Tax transparency, banning conflict minerals and maintaining close relationships with suppliers are all themes that Gordillo follows closely. ASML addresses these topics properly, he says, but he also sees room for improvement.
“I put a lot of effort into analyzing what progress the semiconductor industry is making in terms of banning conflict minerals. Breaching this requirement, which was introduced after the financial crisis as part of the US Dodd-Frank Act, represents a serious legal and reputational risk. As investors, we want to see ASML and other companies work closely with their suppliers to help them identify and ban conflict minerals. Engage with your entire value chain, it’s crucial. No company can achieve full compliance on its own."
“ASML has a good level of disclosure when it comes to its relationships with suppliers. However, it could give more training to suppliers to ensure they comply with the best sustainability standards. It could also introduce a whistleblower procedure for suppliers, enabling employees at suppliers to report any infringements of sustainability guidelines that remained unreported. Arranging external audits to verify suppliers’ sustainability data would also be a welcome move.”
Stakeholder feedback: BNP Paribas Investment Partners

Product safety and compliance

The safety of our products and their compliance with legislation are non-negotiable and essential for maintaining our good relationship with our customers and other stakeholders. That is why we build product safety and compliance into our systems and processes from the earliest design stage through to the manufacturing and field services stages.
Safety issues are treated with the highest priority. The Product Safety team reports on issues and follow-up to the Corporate EHS Committee chaired by the COO. Safety issues related to our machines are defined as product related near misses, incidents that cause material or environmental damage and accidents causing injury. Product related safety issues (whether at ASML, supplier, or customer sites) are analyzed to determine the root cause. This analysis is issued to determine the required engineering changes in ASML products at the appropriate customer sites by means of safety Field Change Orders (FCOs). These implementations are given highest priority by ASML’s Customer Support department in close collaboration with our customers. Where equipment hazard cannot be fully offset by design, we incorporate safeguards into the machine to ensure a system failure or operator error cannot endanger the operator, service engineer or plant.
In addition to compliance with laws and regulations, which is self-evident, we also strive to comply with industry standards applicable to our products. We regularly update the list of applicable standards and regulations we comply with. In the past few years we have noticed the introduction of new regulations in Asia, Europe and the United States aimed at consumer markets that are also impacting the semiconductor industry. Many of these regulations seek to reduce use of environmentally unfriendly substances, such as mercury and Perfluorooctanesulfonic acid (PFOS), in consumer products. We seek to address the impact of these regulations together with peers through SEMI, the global industry association for companies in the micro- and nano-electronics industries.
Two directives issued by the European Union (EU) - called RoHS and REACH - set out the most important legislation for the semiconductor industry on the Restriction of Hazardous Substances (RoHS) and on the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH). We are committed to complying with both directives even though the products we manufacture are currently excluded from the RoHS directive. ASML is committed to reducing and eliminating its use of hazardous substances and aims to replace non-compliant parts with RoHS compliant alternatives whenever possible. The Executive Vice-President D&E is responsible for the RoHS compliance policy and its implementation. A specific competence team with RoHS-REACH expertise within our D&E sector is responsible for coordinating RoHS and REACH compliance activities, compliance status reporting, developing the required processes and procedures, training and awareness.

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What we did in 2015
The number of product related incidents at customer sites decreased, which we see as a good achievement, particularly considering that the number of ASML machines in use at customer sites increased.
One Lost Time Accident (LTA) occurred, when a repair service engineer at a United States customer site injured his thumb while working on one of our machines. We analyzed the cause of this accident and decided to make changes to the design of the system to improve its safety. We reported the accident to the United States Occupational Safety and Health Administration (OSHA), the main federal agency charged with the enforcement of safety and health legislation in the United States.
Our Product Safety team received one notification from the United States OSHA. It received no major fines or warnings for non-compliance regarding product safety.
In 2015, we launched an initiative to measure the percentage of implemented safety related FCOs. We consider this a meaningful indicator of our product safety management. To calculate this percentage, we first need to obtain accurate data on the exact number of product safety related FCOs. We found in 2015 that gaining this data was more difficult than expected, because the FCOs were not yet properly categorized. We will continue working on this initiative and expect to make strides in 2016.

Performance indicators	2013	2014	2015

Number of product related LTAs	—	1	1
Number of product related incidents	8	14	9
Product types shipped that have a SEMI S2 Safety Guidelines compliance report (in %)	n/a	n/a	100%
Number of significant fines for non-compliance with product design related laws and regulations	—	—	—

In 2015, we improved collaboration between the different business departments that are working to improve safety reducing the chance of safety risks remaining unnoticed and unaddressed. Closer alignment and increased accountability and transparency will make our efforts to enhance safety more efficient.
The Product Safety team identified nine safety risk areas, according to ISO 12100:2010 Safety of machinery. For each risk area, it identified the applicable legislation and documented how we want to comply with these. We also began investigating whether the D&E sector has the right competencies to deal with each risk area. We will take steps to ensure that at least one person per risk area is available with the right expertise and competencies. This may include offering and attending certified training, and should be implemented in the course of 2016.
We met our target to have SEMI S2 Safety Guidelines compliance reports available for at least one system per product line (DUV, EUV and Holistic Lithography). These reports verify the product safety compliance of our machines. We made available SEMI S2 Safety Guidelines compliance reports for our YieldStar 1250D, our new NXT:1980 system, and for several of our EUV systems, including the EUV Source 80W and 125W and the NXE:3350 scanner. To comply with industry regulation, we also updated the SEMI S2 report for our XT systems originally issued five years ago.

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We continuously perform assessments on RoHS non-compliant parts in our systems and spare parts. Based on the results of the latest assessments we decided to adjust our target4 to be fully compliant by the end of 2015, as we realized that ending the use of all non-compliant substances on the very short term is not realistic, because for some substances no feasible alternatives are yet available. Instead, we aim to reduce the number of non-compliant components in our machines by 30% per year. This allows us time to work with our suppliers to find alternative materials for non-compliant components, thus avoiding business continuity risks in the supply chain. ASML remains committed to phasing out non-compliant parts in its machines over time. Until now, we have completed the assessment of about 90% of the parts in the newest systems. Less than 5% of these have been identified as RoHS non-compliant.

Outlook 2016
We will take further steps towards aligning safety related efforts across ASML through our Corporate EHS Committee, further defining the roles, responsibilities and priorities of each department involved in improving safety.
We will pursue our plans to measure the percentage of FCOs implemented.
We will also decide on what training must be provided to employees to ensure we have at least one person available with the right knowledge and competencies to deal with safety risk in each of the nine safety risk areas identified.
We will work to reduce the number of RoHS non-compliant parts by 30% in our new models. We measure this by comparing the newest model in each product category (our ‘flagship’ model) to its preceding model.

Environmental efficiency own operations

We are committed to working responsibly, safely and as efficiently as possible while minimizing our impact on the environment. Our key to success is to improve our environmental performance by minimizing our energy and water use and by reducing emission of greenhouse gases and waste production in all our operations, locations and activities worldwide. We also focus on improving the environmental footprint of our products (for more information on this ambition, see section ‘Product Stewardship’ in this report).
Continuous improvement is the main principle of our Environment, Health and Safety (EHS) mission. Our strategy to improve environmental efficiency is to find a balance between investing in the performance of our own operations, while at the same time ensuring a secure and sustainable supply of water, energy and other resources. The challenge we face is that the pay-back periods for next-generation environmental improvement measures are increasing.
ASML’s line management is responsible for improving environmental efficiency and decreasing our environmental footprint. Environmental management activities and the required competencies are governed by our Corporate EHS Committee, chaired by our COO, that oversees and monitors our global environmental management activities. Our Corporate EHS department coordinates measures to enhance efficiency. All operations are supported by EHS specialists. All employees can add ideas or initiatives to our ‘Fit for the Future’ program, a company-wide initiative to encourage employees to submit ideas to save costs and improve efficiency.

4    This target did not include Cymer product parts.

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OBJECTIVES	Environmental efficiency own operations

2015

Reduce ASML's CO_2 footprint by 50% of the 2010 level through improved installations, cycle time reduction, and purchasing renewable energy certificates	COMPLETED
Improve energy performance with 92 TJ compared to the 2010 level, through energy saving projects	COMPLETED
Realize water-saving projects by 2015 that represents 15% (102,900 m^3) of our 2010 water use	WORK TO BE DONE
Reduce waste by 5% compared to 2012 level through waste saving projects	COMPLETED

2016 and beyond

10% energy savings (2015 baseline) in 2020 through energy saving projects	NEW
5% waste savings (2015 baseline) in 2020 through waste saving projects	NEW
Follow up on identified improvements on water management	NEW
Implementation of 100% renewable electricity own operations by 2020	NEW

new - new target/not started; **work to be done** - work needed to get the objective on schedule ; **on track** - work ongoing and progress can be demonstrated; **completed** - objective has been achieved or, in case of ongoing objectives, the 2015 actions have been completed.

What we did in 2015

Performance indicators	2013	2014	2015	Target 2015

Net CO2-emissions (in kton)[1]	46.4	41.7	37.2	44.3
Energy efficiency savings due to improved technical installations (in TJ)	71.7	131.8	157.7	92.0
Gross waste reduction (in %)	0.3%	2.4%	9.9%	5.0%
Waste recycling (in %)[2]	96.0%	98.0%	98.6%	>85.0%
Waste towards landfill (in %)	1.0%	1.0%	0.5%	<5.0%
Water efficiency savings (in %)	15.0%	13.0%	14.3%	15.0%
Total amount of operational cost reduction related to energy savings for the current reporting year (in thousands EUR)	974	1,300	1,525	n/a
Total investment in operations energy saving over the period 2010 to the current reporting year (in thousands EUR)	2,600	2,700	2,932	n/a

1    Numbers for 2013 and 2014 have been adjusted by 0.4 kton and 1.5 kton due to the inclusion of purchased CO2 used in our production process in this definition.
2    Waste recycling includes material and energy recovery.

2015 was the last year of our ‘Master Plan Environmental efficiency of own operations 2010-2015’ to save energy, to reduce our CO2 footprint and water use and to improve our waste management. By year-end 2015, we had met all the Master Plan targets except for water use. We exceeded our targets for CO2 reduction, energy efficiency and waste reduction. We achieved our goals through several environmental efficiency projects.

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Highlights 2010 - 2015

Some of our major environmental achievements which were part of our Master Plan are:
•
The significant waste reduction achieved at our Wilton production facility by implementing the optical waste water treatment system, which led to a reduction in hazardous waste of 167 tons.
•
Replacing a co-generation heat-power system in Veldhoven with a new rotating ‘uninterrupted power supply’ unit.
•
Thermal energy exchange projects resulting in recovery of heat from our cooling systems.
•
The global internal analysis conducted on energy, water and waste footprint and the worldwide reliability benchmarking completed on technical installations.
•
The substantial increase in our energy efficiency rate between 2010-2015 through energy saving projects (158 TJ) and ‘cycle time reduction’, reducing the production process energy per NXT manufactured.

Energy
Part of our ambition to reduce our environmental footprint is reduction of our energy usage and CO2 emission. We strive to use energy as efficient as possible in our own operations. In 2015 our total energy usage has increased compared to 2014. Our commitment is to reduce our energy use and CO2 emissions through energy saving projects and buying Renewable Energy Certificates (RECs). Efforts in both fields have resulted in achieving our energy usage and CO2 emission goals for 2015.
Waste
We completed environmental remediation activities in two areas of the Wilton manufacturing location. One area was a historic, solid waste landfill, consisting of buried wood, metal, concrete and asphalt debris. The second area was the result of a historic underground storage tank, which was supposedly removed and remediated by former site owners. The contamination in both areas dates back to before ASML owned and began operating at the site. In 2015, we removed approximately 2,600 tons of soil as waste (about 53% of our total non-hazardous waste disposal), which added to our waste production figure for the year. Over the past three years we were able to recycle more than 96% of our total waste disposed from our manufacturing sites.

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Water
We took action to improve the way we measure our water intake for our three principal water streams (cooling, process water and domestic), as well as the water we discharge. We carried out a risk assessment at all our manufacturing locations regarding our water supply, quality and capacity, drainage, water recycling and flood risk. Twelve possible improvements have been addressed and will be executed in the new Master Plan period.
Other results
We maintained our ISO14001 certificate and conducted worldwide internal assessments and external surveillance audits to ensure compliance to the ISO14001 standard and EICC Code of Conduct. We take corrective actions where necessary. These assessments and audits are input for our management review in which we evaluate our worldwide environmental management system. We concluded it complies with the basic requirements of ISO14001.
In 2015, ASML was subject to several regulatory inspections globally. We did not incur any significant sanctions due to inspections, incidents, grievances or other violations within the scope of our environmental permits and/or performance. ASML has applied for all legal EHS permits as necessary for its operations. Compliance checks are performed on a regular basis by our experienced EHS staff.
There were 7 environmental incidents reported in 2015 through our worldwide incident reporting tool. The duration and/or concentration of these environmental incidents did not have any environmental impact.
Several initiatives planned for 2015 could not be completed and will continue in 2016. We did not include Cymer in our scope of environmental reporting and we will complete the measurement system implementation for this location for the next reporting period. We have yet to complete an initiative to implement control measures to reduce hazardous liquids after these increased in 2014 at our Veldhoven manufacturing facility.

Outlook 2016
We will launch our new ‘Master plan environmental efficiency of own operations 2016-2020’, which will outline our strategy and targets for the next years aiming at reaching our overall ambition of zero emissions.

In 2016, we want to further improve our environmental management system, performance and reporting by:

•	Implementing worldwide processes for auditing and compliance management.

•	Updating our certified environment management system accordingly to ensure compliance with the new ISO14001 standard.

•	Including Cymer activities in the scope of our CR performance measuring, reporting and our EHS management system.

•	Implementing a project to reduce the amount of hazardous liquids at our Veldhoven manufacturing facility.

Employee health and safety

Our goal is to make ASML a safe place to work, through a culture that ensures zero injuries and work-related illnesses. We believe that all workplace accidents are preventable and our ultimate goal is to prevent any personal injury.
Our employees, contractors, visitors and other stakeholders expect us to provide safe and healthy working conditions to apply the highest professional standards and continuously improve our safety performance. Our processes are designed to maintain compliance with laws, regulations and standards such as the electronics industry supply chain EICC code which lays down standards on social, health & safety, environmental and ethical issues. ASML is aware of the expectations and works proactively to meet (and exceed) these expectations. To us, compliance with applicable laws and regulations is non-negotiable.
We have created a vision for ‘safety behavior’. This is a part of how we manage risks we face as a business. Given the fast pace of innovation and the complexity of our lithography systems, our focus is on enhancing situational awareness. This means we encourage our employees to be alert to their surroundings, speak up and ask questions when needed to identify hazards, bring solutions to conditions improving overall health and safety and to stay within the safety boundaries set. Collaboration is a foundation of this element within our safety culture.
All our employees can access our global online EHS incident reporting tool and are required to help improve safety by reporting incidents, accidents and unsafe situations. All reported incidents and accidents are investigated to determine the root causes and to identify and implement corrective actions so that similar incidents can be prevented from happening again. Identifying trends in the incident reports helps to predict risks and determine how and when to take action.
Continuous improvement is the key driver of our health and safety strategy. ASML’s line management is responsible for safety. Safety and the required competence are governed by our Corporate EHS Committee, chaired by our COO, which oversees and monitors our global safety management activities. All operations are supported by dedicated occupational health and safety experts.

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What we did in 2015

Performance indicators[1]	2013	2014	2015

Number of Accidents	153	146	169
Asia	n/a	17	24
Europe	n/a	99	90
US	n/a	30	55

Number of LTAs	20	12	21
Asia	n/a	1	3
Europe	n/a	6	11
US	n/a	5	7

LTA rate	0.18	0.10	0.15

1     From 2015 we included Cymer in our scope for this PIs. The 2013 and 2014 numbers exclude Cymer.

The trend over the past few years of an improving LTA rate has unfortunately been broken. Our LTA rate increased from 0.10 in 2014 to 0.15 in 2015. Analysis shows that the increase in the number of accidents is mainly because Cymer is now included in our reporting scope. The increase in the LTA rate is the result of manual lifting, pushing and pulling heavy objects at ASML premises and employees participating in sport and leisure events required by ASML.

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In 2015, our Linkou production facility hit a major milestone of working 1,500 days (> 4 years) without a single LTA.
During the year, we rolled out several initiatives to increase our safety performance and safety behavior and awareness, including:

•	The ‘Have a safe day’ and ‘Morning with a smile’ campaigns at our Veldhoven manufacturing facility and at our Customer Support organization to encourage discussions on safety.

•	A safety fair in Wilton. The fair touched on a variety of themes ranging from fire safety to personal safety, safety at home and at work and health and well being.

•
‘Safety contacts’, workshops on safety behavior and meetings at the beginning of the working day (so called 'toolbox meetings') in Veldhoven to increase safety awareness and safety behavior by discussing operational topics before or while performing a certain task.

•
‘Mindset Enhancement’ meetings at our Linkou manufacturing facility, where risk engineers submit plans to improve safety, based on their experiences of day-to-day operations and discuss these with colleagues.

Identifying, assessing and reducing risks is key to ensuring that people can work safely at ASML. In 2015, we also enhanced and structured the process of risk assessments, job safety analysis and safety inspections for our production facilities in Veldhoven and Wilton for instance, as well as our customer support locations.
To increase safety management, external experts conducted a survey among the management of several departments. We used the findings from this survey to improve our safety leadership program.
As part of our efforts to implement a common safety strategy worldwide, we set up an EHS Competence Center, which has become operational in December 2015. This center works as a knowledge institute to help embedding standards and policies across ASML and also to assess our occupational health and safety requirements.
Training employees and contractors on health and safety is a cornerstone of ASML’s EHS policy. Two EHS training programs were updated; the first training program was successfully completed by 57% of the target group in 2015.
In last year’s report, we reported that we were incorporating the fundamentals of OHSAS18001 into our certified ISO14001 management system. We have postponed this project until 2016 to align with the developments in ISO standards.
Given the fast pace of innovation in the semiconductor industry and at ASML, management of change has become increasingly important. The main challenge will be to draft and to implement processes and procedures in 2016.

Outlook 2016
We aim to benchmark our health and safety indicators. To this end, we evaluated our health and safety strategy and set objectives aiming at reaching our overall ambition of zero accidents with the following target: reduce recordable incident rate by 15% compared to the average of previous 3 years.

We plan to start several new safety initiatives in 2016, including projects to:

•
Further integrate occupational health and safety into our certified environmental management system. For this, we will evaluate our safety-related processes and embed them in our EHS management system.

•	Create global health and safety standards at ASML by defining health and safety requirements and/or directives.

•	Further embed safety management in our supply chain. For this project, contractor safety management will be a priority in 2016.

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Appendix

Other indicators

Environmental operations	2013	2014	2015

Fuels purchased (in TJ)	445	334	388
Electricity purchased (in TJ)	592	682	727
Water use (in 1,000 m3)	609	713	745
Total waste materials disposed (in 1,000 kg)	3,039	3,751	5,287

CO2 footprint direct (scope 1) and indirect (scope 2)[1,2]	2013	2014	2015

CO2 footprint direct (scope 1) (in kton)[3]	24.4	19.1	21.4
CO2 footprint indirect (scope 2) (in kton)	74.7	91.8	106.6
Gross CO2 footprint (in kton)[3]	99.1	110.9	128.0

Renewable Energy Certificates (RECs) reduction (in kton)	52.7	69.2	90.8
Net CO2 emissions (in kton)[3]	46.4	41.7	37.2

[1]
For direct and indirect footprint we choose only to report on CO2, because only CO2 is deemed material GHG gas for ASML manufacturing locations. In 2011, we performed a materiality check on other GHG gasses. Only CO2 is deemed material for ASML. The other GHG gasses are by-products of burning natural gas and purchasing electricity.

2     Biogenic CO2 emissions are not in scope because they are not emitted by ASML and/or not caused by producing electricity by ASML.
3    Numbers for 2013 and 2014 have been adjusted by 0.4 kton and 1.5 kton due to the inclusion of purchased CO2 used in our production process, in this PI definition.

Energy footprint and savings	2013	2014	2015

No effort energy use (in TJ)	1,116	1,166	1,289
Energy savings due to improved production process (in TJ)	7	18	17
Energy savings due to improved technical installations (in TJ)	72	132	158
Net energy use (in TJ)	1,037	1,016	1,114

CO2 footprint and reduction	2013	2014	2015

No effort CO2 footprint (in kton)[1]	108.1	121.7	139.2
CO2 reduction due to improved production process (in kton)	0.9	2.5	2.5
CO2 reduction due to improved technical installations (in kton)	8.1	8.3	8.7
Gross CO2 footprint (in kton)[1]	99.1	110.9	128.0

1    Numbers for 2013 and 2014 have been adjusted by 0.4 kton and 1.5 kton due to the inclusion of purchased CO2 used in our production process, in this PI definition.

People	2013	2014	2015

Absenteeism Europe (in %)	2.7	2.3	2.1
Absenteeism US (in %)	1.7	1.2	1.4
Absenteeism Asia (in %)[1]	0.4	0.6	0.7

1     In some Asian countries sick leave is regarded as annual leave, hence illness-related absenteeism is recorded as 0%.

Talent management	2013	2014	2015

Number of non-product related training hours per FTE	11	12	12
Number of non-product related training hours per FTE - Male	n/a	11	11
Number of non-product related training hours per FTE - Female	n/a	19	15

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Knowledge management	2013	2014	2015

Number of technical training hours per FTE	n/a	13	14
Number of technical training hours per FTE - Male	n/a	13	14
Number of technical training hours per FTE - Female	n/a	14	15

Number of nationalities working for ASML[1]	2013	2014	2015

Asia	22	24	23
Europe	65	67	86
US	52	58	59
Total	80	88	97

[1]	The figures for 2015 include payroll and temporary employees. Due to the degree of uncertainty of the data in 2013 and 2014, temporary employees are not included in the 2013 and 2014 numbers.

Foreign nationals working for ASML	2013	2014	2015

Asia (in %)	n/a	7	6
Europe (in %)	n/a	20	21
US (in %)	n/a	17	17
Total	n/a	17	17

Male/female in managerial positions[1]	Supervisory Board	Board of Management	Senior Management	Middle Management

Gender
Female (in FTEs)	3	—	14	78
Male (in FTEs)	6	5	211	751
Total	9	5	225	829

Age group
< 30 (in FTEs)	—	—	—	2
30-50 (in FTEs)	1	1	136	639
> 50 (in FTEs)	8	4	89	188
Total	9	5	225	829

[1]	These figures are based on FTE except for the Supervisory Board and exclude Cymer as the job grades of ASML and Cymer are not yet aligned.

	Asia			Europe			US			Total
Number of employees (in FTEs)	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015

Number of payroll employees (in FTEs)	2,184	2,377	2,518	5,654	6,085	6,574	2,522	2,856	3,076	10,360	11,318	12,168
Female (in %)	11	13	12	12	12	13	12	13	13	11	12	13
Male (in %)	89	87	88	88	88	87	88	87	87	89	88	87

Number of temporary employees (in FTEs)	17	14	30	2,618	2,507	2,249	230	233	234	2,865	2,754	2,513
Female (in %)	76	93	83	11	12	13	9	16	13	11	13	14
Male (in %)	24	7	17	89	88	87	91	84	87	89	87	86

Total payroll & temporary (in FTEs)	2,201	2,391	2,548	8,272	8,592	8,823	2,752	3,089	3,310	13,225	14,072	14,681

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Number of full-time & part-time payroll employees (in FTEs)	Asia			Europe			US			Total
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015

Full-time (in FTEs)	2,184	2,376	2,517	4,988	5,333	5,762	2,517	2,850	3,070	9,689	10,559	11,349
Female (in %)	11	13	12	8	9	9	11	13	13	10	11	11
Male (in %)	89	87	88	92	91	91	89	87	87	90	89	89

Part-time (in FTEs)	—	1	1	666	752	812	5	6	6	671	759	819
Female (in %)	—	—	—	36	36	35	61	66	47	36	37	35
Male (in %)	—	100	100	64	64	65	39	34	53	64	63	65

Total payroll employees (in FTEs)	2,184	2,377	2,518	5,654	6,085	6,574	2,522	2,856	3,076	10,360	11,318	12,168

ASML's employee attrition (in FTEs)	Asia			Europe			US			Total
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015

Attrition
Involuntary	17	16	18	85	52	63	27	30	59	129	98	140
Voluntary	59	82	99	49	79	79	50	131	141	158	292	319
Total	76	98	117	134	131	142	77	161	200	287	390	459

Gender
Female	23	12	24	22	26	28	15	26	37	60	64	89
Male	53	86	93	112	105	114	62	135	163	227	326	370
Total	76	98	117	134	131	142	77	161	200	287	390	459

Age group
< 30	24	21	28	17	16	21	15	20	30	56	57	79
30-50	48	72	85	99	89	87	39	72	96	186	233	268
>50	4	5	4	18	26	34	23	69	74	45	100	112
Total	76	98	117	134	131	142	77	161	200	287	390	459

New hires payroll employees (in FTEs)	Asia			Europe			US			Total
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015

Number of new hires	218	310	293	645	614	256	121	429	316	984	1,353	865
Rate of new hires (in %)	10	13	12	11	10	4	5	15	10	10	12	7

Gender[1]
Female	28	39	31	139	104	63	24	67	54	191	210	148
Male	190	271	262	506	510	193	97	340	262	793	1,121	717
Total	218	310	293	645	614	256	121	407	316	984	1,331	865

Age group[2]
< 30	118	184	174	165	197	66	33	84	109	316	465	349
30-50	99	116	118	417	386	176	68	165	171	584	667	465
> 50	1	2	1	63	31	14	20	38	36	84	71	51
Total	218	302	293	645	614	256	121	287	316	984	1,203	865

1     For US 2014, 22 unknown
2     For Asia 2014, 8 unknown
2     For US 2014, 142 unknown

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Financial performance
In accordance with GRI G4 guideline, the total capitalization broken down in terms of debt and equity of ASML Holding N.V. as of December 31, 2015 is disclosed in the table below.

As of December 31 (in millions)	2013 EUR	2014 EUR	2015 EUR

Consolidated Balanced Sheet data
Cash and cash equivalents	2,331	2,419	2,459
Short-term investments	680	335	950
Working capital [1]	4,157	4,257	4,601
Total assets	11,514	12,204	13,295
Long-term debt [2]	1,075	1,154	1,130
Shareholders’ equity	6,922	7,513	8,389
Share capital	40	39	39

1.	Working capital is calculated as the difference between total current assets and total current liabilities.

2.	Long term debt includes the current portion of long term debt.

Share Capital
ASML’s authorized share capital amounts to EUR 126.0 million and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;

•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and

•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.
As at December 31, 2015, 433,332,573 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid up, this includes 5,345,891 treasury shares. No ordinary shares B and no cumulative preference shares have been issued.

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Independent auditor’s assurance report

To the Board of Management of ASML Holding N.V.

Our conclusion
We have reviewed the Corporate Responsibility Report 2015 of ASML Holding N.V. (further ‘ASML’). Based on our review, nothing has come to our attention to indicate that the Report is not presented, in all material respects, in accordance with the GRI G4 Guidelines and the internally developed criteria.
Basis for our conclusion
We conducted our engagement in accordance with the Dutch Standard 3810N: “Assurance engagements relating to sustainability reports”.
We do not provide any assurance on the achievability of the objectives, targets and expectations of ASML. We also do not provide assurance on the comparative data for 2012, 2013 and 2014 in the Report.
Our responsibilities under Standard 3810N and procedures performed have been further specified in the paragraph titled “Our responsibility for the review of the Report”.
We are independent of ASML Holding N.V. in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO) and other relevant independence requirements in The Netherlands. Furthermore we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA).
We believe that the review evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.
Key assurance matters
Key assurance matters are those matters that, in our professional judgment, were of most significance in our review of the Report. The key assurance matters are not a comprehensive reflection of all matters discussed.
These assurance matters were addressed in the context of our review of the Report as a whole and in forming our conclusion thereon, we do not provide a separate conclusion on these matters:
Judgment in determining material aspects
To ensure that the stakeholders of the Company can base their decisions on the information provided in the Report, its content should be a comprehensive reflection of the Company’s material aspects. Material aspects are defined as aspects of which an omission can have a substantial impact on the decisions of stakeholders.
This area was significant to our review in light of the inherent qualitative judgment in determining material aspects. The GRI G4 guidelines require to put emphasis on the materiality principle supported by a structured process in determining the content of the report. Our review procedures included, among others, a review of the process that the Company has implemented to identify the material aspects for the Report and the ways in which stakeholders’ interests were taken into account as part of that. We further reviewed and discussed the Company’s determination of the material aspects. We conducted a media search to compare the results with the material aspects identified by the Company in order to identify any potentially missing material aspects for the Report.
Responsibilities of Management for the Report
Management is responsible for the preparation of the Report in accordance with the GRI G4 Guidelines and internally developed criteria as described in section “About the report”. It is important to view the information in the Report in the context of these criteria.
As part of this, Management is responsible for such internal control as it determines is necessary to enable the preparation of the Report that is free from material misstatement, whether due to fraud or error.
Our responsibility for the review of the Report
Our objective is to plan and perform the review assignment in a manner that allows us to obtain sufficient and appropriate assurance evidence for our conclusion.
Our engagement has been performed with a limited level of assurance. Procedures performed to obtain a limited level of assurance are aimed at determining the plausibility of information and are less extensive than those for a reasonable level of assurance.

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The following procedures were performed:

•	A risk analysis, including a media search, to identify relevant sustainability issues for ASML in the reporting period.

•	Reviewing the suitability and application of the internal reporting criteria, including conversion factors, used in the preparation of the Report and accompanying notes.

•	Evaluating the design and implementation of the reporting processes and the controls regarding the qualitative and quantitative information in the Report.

•	Interviewing management and relevant staff at corporate level responsible for the sustainability strategy, policies, implementation, management, internal controls, monitoring and reporting.

•
Interviews with relevant staff at corporate level responsible for providing the information in the Report, carrying out internal control procedures on the data and consolidating the data in the Report.

•	A visit to the Veldhoven production site in the Netherlands to review the source data and the design and implementation of controls and validation procedures at local level.

•	Evaluating internal and external documentation, based on sampling, to determine whether the information in the Report is supported by sufficient evidence.

•	An analytical review of the data and trend explanations submitted by all sites for consolidation at corporate level.

•	Reviewing relevant work of internal audit.

Amsterdam, The Netherlands

February 4, 2016

KPMG Accountants N.V.
J. van Delden RA

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About the report

Introduction
We are proud to present our eleventh Corporate Responsibility (CR) report as part of our annual external reporting. It provides an overview of ASML’s performance in the area of CR during 2015. The full report is available in digital format on www.asml.com.This section provides specific information on the reporting process and reporting methods used to arrive at the figures and topics included in this report.
Reporting time frame
This CR report provides an overview of ASML’s performance in the area of sustainability during 2015. It covers ASML’s activities from January 1, 2015, to December 31, 2015. The previous CR report was prepared using the GRI G4 in accordance with ‘core’ option and was published on February 11, 2015.
Reporting criteria
The 2015 CR report has been prepared in accordance with the latest version of the international sustainability reporting guidelines (GRI G4 Guidelines).
The GRI content index in the appendix lists the material GRI aspects that, on the basis of our materiality assessment findings, we consider to be relevant to our stakeholders and our long-term strategy. ASML adheres to the GRI G4 guidelines regarding the determination of the report's boundaries. During the materiality assessment process we discussed which topics are material to internal and external stakeholders and defined the boundaries accordingly. The GRI content index shows where there are any GRI omissions. The sections where information concerning each GRI disclosure can be found are also listed in the index. The index reflects GRI G4, in accordance with ‘core’ option. For more information about GRI and the options to be 'in accordance' with GRI, please see www.globalreporting.org.
We are required by GRI to report only on the material themes, however for reasons of transparency and completeness we have also included some GRI disclosures and related indicators for the responsible business behavior themes.
Reporting process
Each theme has an owner who is responsible for the theme ambition, strategy and relevant performance indicators, timely delivery of content and relevant data for CR reporting and for monitoring the execution of the strategy. The data is consolidated by the Finance department, which reviews the data and text submitted. The responsibility for the reporting and planning process for the CR report lies within the Finance department (as of October 2013), which reports to the CFO. A Corporate Responsibility Reporting Manager was appointed in a newly-created role in 2014 to advance the non-financial reporting process and bring it closer to integration with the financial report. We aim to align the processes as much as possible with the Annual Report, which is why we publish this report on the same day as the Annual Report. We also have started to embed more regular collection and review of the data provided in the CR report.
Our Internal Audit department is also involved in the review of the 2015 report, as is our external auditor. Internal Audit performed certain procedures to assess the system of internal controls with respect to CR reporting and the CR report. The external auditor takes into consideration the findings of the internal auditor.
Reporting scope
GRI G4 requires us to perform an analysis of the impact per theme in order to determine the report content. In general this report provides an overview of the CR performance for all ASML locations worldwide, similar to the Annual Report. In other words, all information about our strategy, policies, procedures and initiatives and about the associated indicators is relevant to our own organization. In some cases the scope expands to the value chain (Customers, Sustainable relationship with our customers) and the supply chain (Sustainable relationship with our suppliers, Business ethics and human rights, Conflict minerals, Business risk and business continuity, Innovation).
There have been no significant changes during the reporting period regarding the organization's size, structure, ownership, or its supply chain. There have been no significant changes with regard to the scope of the report content from 2014 and generally the themes are addressed for ASML as a whole (including Cymer).
In some cases, the scope of the data reported differs from the scope of the report content (ASML worldwide).
The manufacturing location Cymer was acquired May 30, 2013, and full integration of the acquisition is still taking place. In the 2013 CR report, Cymer operations were not included in the results of ASML unless stated otherwise. For the 2014 and 2015 report, where integration has taken place, the results do include Cymer unless stated otherwise.
Please see ‘Non-financial data definitions’ where the scope of the data reported has been clarified per theme and explains where the scope of the data provided is different from the scope of the report content.

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Reporting indicators
A detailed overview of the non-financial data definitions, scope and calculations for performance and target indicators is included in the appendix ‘Non-financial data definitions’. The data disclosed in this report is derived from various sources. Due to its nature, some data is subject to a degree of uncertainty caused by limitations in measuring and estimating data.
Based on the internal and external audit findings, ASML will continue to improve its CR control environment to further increase the accuracy and completeness of the data.
Reporting adjustments
There have been adjustments of information provided in previous reports and these have been explained in footnotes in the sections where applicable. In summary, the adjustments are related to:

•	The 2014 training hours have been adjusted to reflect the change in definition. Trainings hours excludes training completed by sourced labor (Knowledge management).

•	The business critical supplier population is reassessed each year (Sustainable relationship with our suppliers).

•
The definition for the number of audits covering sustainability has changed to include only those when at least environment, labor, health & safety and ethics assessments are performed (Sustainable relationship with suppliers).

•	The CO2 footprint direct (scope 1) for 2013 and 2014 has been adjusted due to the inclusion of purchased CO2 used in our production process (Environmental efficiency own operations).
Verification of this report
Information in this CR report has been subject to internal audit. In addition, we want to have an independent review of our information and therefore the information in this report is subject to external assurance. The brief to our external auditor by the BoM was to provide assurance on the entire report and we asked KPMG to provide this service. The Independent auditor’s assurance report, including details of the work carried out, is provided in the appendix 'Independent auditor’s assurance report'.

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List of main subsidiaries

Legal Entity	Country of Incorporation

Main subsidiaries of ASML Holding N.V.[1]:
ASML Netherlands B.V.	Netherlands (Veldhoven)
ASML Systems B.V.	Netherlands (Veldhoven)
ASML Germany GmbH	Germany (Dresden)
ASML France S.a.r.l.	France (Bernin)
ASML (UK) Ltd.	UK (Edinburgh (Scotland))
ASML Israel (2001) Ltd.	Israel (Ramat-Gan)
ASML Ireland Ltd.	Ireland (Dublin)
ASML Italy S.r.l.	Italy (Avezzano)
ASML Hong Kong Ltd.	Hong Kong SAR
ASML Singapore Pte. Ltd.	Singapore
ASML Korea Co. Ltd.	Korea (Kyunggi-Do)
ASML Japan Co. Ltd.	Japan (Tokyo)
ASML (Shanghai) Lithography Facilities Science and Technology Co. Ltd.	China (Shanghai)
ASML Taiwan Ltd.	Taiwan (Hsinchu)
ASML Equipment Malaysia Sdn. Bhd.	Malaysia (Penang)
ASML Belgium BVBA	Belgium (Turnhout)
ASML Belgium Finance GCV	Belgium (Turnhout)
Brion Technologies (Shenzhen) Co. Ltd.	China (Shenzhen)
Brion Technologies, Inc.	US (Wilmington, Delaware)
ASML US, Inc.	US (Wilmington, Delaware)
ASML Capital US, Inc.	US (Wilmington, Delaware)
ASML MaskTools, Inc.	US (Dover, Delaware)
ASML Participations US Inc.	US (Wilmington, Delaware)
Lehrer Pearson, Inc.	US (Wilmington, Delaware)
ASML Ventures 1, Inc.	US (Wilmington, Delaware)
Cymer, LLC.	US (Reno, Nevada)
eLith LLC.	US (Wilmington, Delaware)
ASML Hong Kong Logistic Services Ltd.	Hong Kong SAR
Cymer B.V.	Netherlands (Amsterdam)
Cymer Japan, Inc.	Japan (Tokyo)
Cymer Korea, Inc.	Korea (Kyunggi-Do)
Cymer Singapore Pte Ltd.	Singapore
Cymer Southeast Asia Ltd.	Taiwan (Hsinchu)
Cymer Semiconductor Equipment (Shanghai) Co. Ltd.	China (Shanghai)
TCZ, LLC.	US (Reno, Nevada)
TCZ Pte Ltd.	Singapore
TCZ GmbH [2]	Germany (Oberkochen)

[1]	All of our subsidiaries are (directly or indirectly) wholly-owned, with exception of eLith LLC, in which we hold an interest of 50 percent.

[2]	In liquidation

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Stakeholder engagement
We communicate with our stakeholders through various channels (see table in this section) and at a variety of levels – including BoM and Senior Management representatives – involving several departments, including Investor Relations, Communications, Research, HR&O, CR, Sales and Customer Management, Marketing, Sourcing and Procurement and EHS. Our CEO is ultimately responsible for stakeholder management and engagement. The CR team is responsible for coordinating stakeholder engagement and performing materiality assessments. Below is an overview of our main stakeholder groups, the way we communicate with them and an overview of topics they raised, which we took into account in our materiality analysis and when defining our corporate responsibility strategy.

Stakeholder	Main communication channels	Topics raised	Section in the report where topics are addressed

Customers
•
Customer Loyalty Survey
•
Direct interaction via account teams and zone quality managers
•
Customer intimacy program
•
Bi-annual Technology Review Meetings (between our major customers, ASML's CTO, product managers and other ASML executives) and Executive Review Meetings (between ASML executives and major clients)
•
Different technology symposia and special events (e.g. Intel sustainability leadership summit).
		• Roadmap alignment • Cost and complexity of solutions • ASML’s compliance to the EICC Code of Conduct • Risk and continuity management process • Product resource efficiency • Management of hazardous substances	• Innovation • Product stewardship • Sustainable relationship with customers • Business risk and business continuity

Shareholders
•
Direct interaction with the Investor Relations department (e.g. financial results conference calls, investors visits to ASML in Veldhoven - NL, visits to investors during roadshows)
•
Annual General Meeting of shareholders
•
Investor Day
•
Different investor conferences (e.g. Credit Suisse annual technology conference, UBS global technology conference, Deutsche bank technology conference, Morgan Stanley technology, media & telecom conference in US, Natixis technology seminar in France)
•
Various self-assessments and survey feedback - e.g. RobecoSAM Corporate Sustainability Assessment, benchmarks of the Dutch association of investors for sustainable development (VBDO) - responsible supply chain, tax transparency

•
Growth opportunities and profit potential
•
Technology leadership
•
Competitive position
•
Integrated reporting
•
Enterprise risk management
•
OECD guidelines (including human rights, tax strategy & transparency, collective bargaining, due diligence supply chain, conflict minerals)
•
UN Sustainable Development Goals
•
Environmental efficiency
•
Circular economy and resource efficiency

•
Result highlights
•
Message from the Presidents
•
Innovation
•
Business risk and business continuity
•
Tax strategy and transparency
•
Business ethics and human rights
•
Product stewardship
•
Environmental efficiency own operations
•
Conflict minerals

Employees[1]
•
Employee satisfaction survey
•
Feedback from online training programs (ethics/Code of Conduct and EHS)
•
Works council
•
Young ASML[2], Women@ASML, Seniors@ASML
•
Intranet articles
•
Onboarding sessions for new employees
•
Lunches with board members
•
All-employee meetings
•
Senior Management meetings
•
Departmental meetings
		• Organizational efficiency • Role clarity • Development opportunities • Sustainable employability • Work environment • Gender diversity • Remuneration policy	• Talent management • Sustainable relationship with our people • Labor relations and fair remuneration • Community involvement

Suppliers	• ASML’s supplier days • Supplier Relationship Survey • Direct interaction via supplier account teams / procurement account managers • Supplier audits	• Long-term supply chain partnerships • Ethics	• Sustainable relationship with suppliers • Business ethics and human rights

Society
a. Industry peers	• SEMI meetings • EICC meetings and workgroups • FME[3] events and meetings
•
Good corporate citizenship and compliance with EICC Code of Conduct
•
Technical talent pool and promotion of technology education
•
Labor relations
•
Innovation and start-ups
•
Supply chain management
•
Diversity (gender, people with a disability)

• Business ethics and human rights • Community involvement • Labor relations and fair remuneration • Sustainable relationship with our people
b. Governments[4]	• Meetings with municipalities and regional and national government officials • EU joint technology initiatives
c. Universities	• ASML scholarship programs • Internships • Partnerships with universities and institutes (e.g. in the Netherlands, Korea, Taiwan) • Labor market communication program
d. Local Communities & Other	• Neighbor Evening • Brainport[5] • StartupDelta initiative • Jet-Net • Dutch technology week • Company visits • Meetings with various schools and local cultural institutions (e.g. in the Netherlands and US)

1    Including Works Council and unions.
2    Internal platform that aims to connect, develop, and support young professionals within ASML via social and professional initiatives.
3    FME is a Dutch organization that represents employers and businesses in the technology industry.
4    Including regulatory bodies in the countries where ASML operates and municipalities.
5    Brainport Eindhoven Region (NL) is an innovative technology region, home to world-class businesses, knowledge institutes, and research institutions.

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Non-financial data definitions

2015 indicators	Chapter	(K)PI definition	Scope of data*	Changes from 2014

R&D employees	Key facts and figures
The total number of employees in FTE on the last day of the reporting period who work in the D&E sector or are in any other way involved in the research and development of the product roadmap during the reporting year
			ASML worldwide	None
R&D investments (in million EUR)	Innovation	All expenses incurred for the research and development of the product roadmap during the reporting year	ASML worldwide	None
Technical competence (TC) maturity score	Knowledge management	Average maturity level of all technical competencies, based on a self-assessment per technical competence, followed by independent validation	Development & Engineering (D&E) sector (excluding Cymer)	New metric in 2015
Function ownership (FO) maturity score	Knowledge management	Average maturity level of all (machine) functions, based on a self-assessment per function, followed by independent validation	Development & Engineering (D&E) sector (excluding Cymer)	New metric in 2015
Number of technical training hours per FTE	Knowledge management
The number of hours related to training started and registered in SAP system during the reporting year (excluding HR&O organized training) for D&E employees divided by average number of D&E employees (FTE) during the reporting year. The split between male and female hours per FTE is also given.
			D&E organized training for D&E employees (excluding Cymer)	Change in scope - training hours of sourced labor is not included in reported figures
Measured energy efficiency (kWh/waferpass)	Product stewardship
Power consumption measured based on SEMI S23 standards on latest NXT machine (excluding laser, but including gas and water supplies), scaled to 100% availability. Energy is reflected in kWh per wafer pass.
			Latest products that reached a certain stage of maturity and have been measured (2015, TWINSCAN NXT:1980Di)	None
Employee Attrition (in %)	Talent management	The percentage of payroll employees that left ASML during the current reporting period	ASML worldwide	None
Attrition rate of high performers (in %)	Talent management	The percentage of high performers leaving ASML during the reporting year	ASML worldwide (excluding Cymer)	New metric in 2015
Workforce by gender male/female (in %)	Talent management	The total number of payroll employees (in FTE) on the last day of the reporting period by gender (%)	ASML worldwide	None
Number of scholarships	Talent management	The number of students in ASML Technology scholarship programs during the reporting year	ASML Netherlands	New metric in 2015
Number of non-product related training hours per FTE	Talent management & Appendix : Other indicators
The number of hours related to training started and registered in SAP system during the reporting year (excluding D&E organized training) for all payroll employees divided by the average number of payroll employees (excludes interns) in the reporting year. This is reported by gender.
			HR&O organized training for payroll employees (excluding Cymer)	None
DAP Completion (in %)	Talent management	Percentage of payroll employees (in FTE) that have a completed DAP in the HR4U system during the reporting year	ASML worldwide (excluding Cymer)	None
PPM Completion (in %)	Talent management	Percentage of payroll employees (in FTE) that have completed the target definition stage of PPM in the HR4U system during the reporting year	ASML worldwide (excluding Cymer)	New metric in 2015
Average engagement score me@ASML survey	Sustainable relationship with our people	Average engagement score from the ASML employee survey run by an external company, Effectory, every 18 months	ASML worldwide (excluding Cymer)	None
Overall Loyalty Score (Customer Loyalty Survey)	Sustainable relationship with customers
Survey created by ASML and administered by a third party every two years. Asks for customer feedback from management, purchasing and engineering in the following areas: people, technology, operational effectiveness and cost of ownership.
			ASML customers (focusing on largest and most strategic customers)	None
VLSI survey results	Sustainable relationship with customers
Third party research administered by VLSI on a yearly basis. The overall customer satisfaction rate compared to competitors (for large suppliers of chip making equipment and suppliers of fab equipment categories) is measured alongside the satisfaction rate in technical leadership (lithography equipment category) compared to competitors.
			ASML customers (as selected by VSLI)	None
Business critical product related suppliers that acknowledged EICC Code of Conduct (in %)	Sustainable relationship with suppliers
% of PR business critical suppliers that have either signed an EICC acknowledgment letter or whose code of conduct is assessed to be acceptable as it covers the same principles of the EICC Code of Conduct
			ASML worldwide business critical PR population	Yes - The classification of business critical is reassessed on a regular basis
Business critical product related suppliers audited on Sustainability (in %)	Sustainable relationship with suppliers
% of PR business critical suppliers (defined for the reporting year) that have had an audit executed by QPI covering Sustainability assessments (excludes NC follow up audits) in the last three years divided by the total PR business critical suppliers (defined for the reporting year)
ASML worldwide supply chain (excludes Cymer Light Source suppliers) Cymer Light Source is audited as a supplier.
Yes - The classification of business critical is reassessed on a regular basis

For 2015, audits cover sustainability only when at least environment, labor, health & safety and ethics assessments are performed.

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2015 indicators	Chapter	(K)PI definition	Scope of data*	Changes from 2014

Business critical product related new suppliers audited on Sustainability (in %)	Sustainable relationship with suppliers
The number of PR suppliers that have been added to the supply base in the previous year, that are considered to be business critical and have been audited by QPI on the full 'S' block divided by the total number of PR suppliers that have been added to the supply base in the previous year and are considered to be business critical
ASML worldwide supply chain (excludes Cymer Light Source suppliers)
Yes - The classification of business critical is reassessed on a regular basis

For 2015, audits cover sustainability only when at least environment, labor, health & safety and ethics assessments are performed.

Number of supplier audits overall - Executed	Sustainable relationship with suppliers
All types of audits (includes theme, re-qualification, full qualification, new competency qualification audit, follow up on non-conformities) executed in the reporting year by QPI on selected supplier locations.
The # of supplier audits executed for product related business critical suppliers is also disclosed.
			ASML worldwide supply chain (excludes Cymer Light Source suppliers) Cymer Light source is audited as a supplier.	Yes - The classification of business critical is reassessed on a regular basis
Number of supplier audits overall - Covering sustainability	Sustainable relationship with suppliers
Audits (includes theme, re-qualification, full qualification, new competency qualification audit but excludes follow up on non-conformities) executed in the reporting year by QPI on selected suppliers where Sustainability assessment ('S' block) scores are included in the scope and reported.
The # of supplier audits executed covering Sustainability for product related business critical suppliers is also disclosed.
ASML worldwide supply chain (excludes Cymer Light Source suppliers). Cymer Light source is audited as a supplier.
Yes - The classification of business critical is reassessed on a regular basis

For 2015, audits cover sustainability only when at least environment, labor, health & safety and ethics assessments are performed.

Number of supplier audits overall -number of sustainability NCs raised	Sustainable relationship with suppliers
The number of non-conformities against the ASML required level of (Sustainability) performance resulting from a supplier audit executed by QPI and recorded in the AIR system in the reporting year.
The # of Sustainability NCs raised for product related business critical suppliers is also disclosed.
			ASML worldwide supply chain (excludes Cymer Light Source suppliers) Cymer Light source is audited as a supplier.	Yes - The classification of business critical is reassessed on a regular basis
Business critical product related spend and suppliers	Sustainable relationship with suppliers
The value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year (on system parts) from suppliers who are classified as business critical suppliers (i.e. managed by a Supplier Account Team)
			ASML worldwide excluding Cymer Light Source supplier spend (includes purchases from Cymer Light Source as the ERP application is not fully integrated for this division)	Yes - The classification of business critical is reassessed on a regular basis
Remaining product related spend and suppliers	Sustainable relationship with suppliers	The value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year (on system parts) from suppliers who are not classified as business critical suppliers	ASML worldwide excluding Cymer Light Source supplier spend	Yes - The classification of business critical is reassessed on a regular basis
Business critical non-product related spend and suppliers	Sustainable relationship with suppliers
The value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year (on non-system parts) from suppliers who are classified as business critical suppliers (i.e. managed by a Supplier Account Team)
			ASML worldwide excluding Cymer Light Source supplier spend	Yes - The classification of business critical is reassessed on a regular basis
Remaining non-product related spend and suppliers	Sustainable relationship with suppliers	The value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year (on non-system parts) from suppliers who are not classified as business critical suppliers	ASML worldwide excluding Cymer Light Source supplier spend	Yes - The classification of business critical is reassessed on a regular basis
Sourcing spend per region (in %)	Sustainable relationship with suppliers
Total value of the purchases (invoices posted in the SAP system excluding VAT) during the reporting year from non-product related and product related suppliers by region divided by the total value of purchases from non-product and product related suppliers during the reporting year. Spend in the Netherlands is deemed local spend.
			ASML worldwide excluding Cymer Light Source supplier spend (includes purchases from Cymer Light Source as the ERP application is not fully integrated for this division)	None
Overall rating score Supplier Relationship Survey	Sustainable relationship with suppliers	Survey created by ASML and administered by a third party at least every two years. Asks for supplier feedback on strategic themes defined by Strategic Sourcing and Procurement.	ASML suppliers (focusing on largest and most strategic suppliers)	New metric in 2015
Number of reports	Business ethics and human rights	The number of questions / remarks / concerns reported to the Ethics Office (related to a potential violation of the Code of Conduct and Business Principles) in the reporting year	ASML worldwide	None
Number of complaints	Business ethics and human rights
The number of formal reports according to the Reporting Procedure communicated to the Ethics Office (related to a potential violation of the Code of Conduct and Business Principles) in the reporting year deemed serious enough to warrant an investigation by the Complaints Committee
			ASML worldwide	None

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2015 indicators	Chapter	(K)PI definition	Scope of data*	Changes from 2014

Number of employees invited to complete the online Code of Conduct and Business Principles training/Employees who completed the training (in %)	Business ethics and human rights
All employees invited to complete the online Code of Conduct and Business Principles training launched in Q4 of the reporting year and % of those that completed the training.
Applicable to all payroll employees, all temporary employees (if employed longer than a month) and all contractors/consultants/students (employed longer than three months working on ASML premises and having an ASML IT account).
			ASML worldwide and contractors	None
Number of claims of violation of anti-trust and monopoly legislation	Business ethics and human rights
The number of any official claims (from a regulatory body), charges brought, or where there is an investigation regarding anti-trust / monopoly legislation as recorded by the Legal department during the reporting year
			ASML worldwide	None
Employees covered by collective labor agreements (in %)	Labor relations and fair remuneration	The number of payroll employees (excluding Senior Management) located in Belgium and the Netherlands at year end divided by the total number of payroll employees at year end	ASML worldwide	None
Ratio of base salary and total cash of women to men	Labor relations and fair remuneration	The ratio of base salary and total cash of women to men by employee category at a particular point within the reporting year for Dutch payroll employees	ASML Netherlands	New metric in 2015
Cash commitments - Charity (in thousand EUR)	Community involvement	Value in EUR of committed donations to the community through the corporate ‘community charity’ program and ASML Foundation in the reporting year	ASML Netherlands for charity and community (mainly Veldhoven/Eindhoven area) Worldwide for ASML Foundation, within specific themes of ASML Foundation	New metric in 2015 For comparison, the 2013 and 2014 numbers have been added
Cash commitments - Sponsorship (in thousand EUR)	Community involvement	Value in EUR of committed sponsorship projects supported in the reporting year in order to boost our reputation as a responsible attractive employer	ASML Netherlands	New metric in 2015 For comparison, the 2013 and 2014 numbers have been added
Number of people that attended neighbor events	Community involvement	The number of people that attended neighbor events organized by Communications during the reporting year	Veldhoven local community	New metric in 2015
Survey results (neighbor events)	Community involvement	Overall satisfaction score from the survey completed by participants in the neighbor events during the reporting year	Veldhoven local community	New metric in 2015
Number of product related LTAs	Product safety and compliance	The number of accidents that are product related (quality, product design or way of working root cause) that resulted in a lost work day	ASML worldwide customer sites	None
Number of product related incidents	Product safety and compliance	The number of incidents that are product related (quality, product design or way of working root cause)	ASML worldwide customer sites	None
Product types shipped that have a SEMI S2 Safety Guidelines compliance report (in %)	Product safety and compliance	The percentage of product types shipped that have a SEMI S2 Safety Guidelines compliance report	All relevant ASML platforms (NXE, NXT, XT and YieldStar), excluding PAS as these are no longer produced	New metric in 2015
Number of significant fines for non-compliance with product design related laws and regulations	Product safety and compliance	Number of fines or grievances filed for product safety impacts or incidents of non-compliance with product safety laws and regulations. Significant fines are defined as fines above USD 10,000.	ASML worldwide	Yes - now includes Cymer
Environmental data (general)	Environmental efficiency own operations
As the environmental data focuses only on our manufacturing locations, it excludes our customer support locations, which, in 2010 and 2015, were assessed as being immaterial regarding their energy footprint. The environmental data also excludes Cymer, ASML Motion and ASML Brion. For our Veldhoven manufacturing location, all manufacturing-related buildings are taken into account, meaning all our campus buildings in Veldhoven and our manufacturing building at Eindhoven Airport. Regarding waste and water, we apply the same scope as for energy, since the ASML waste and water footprint is also strongly related to our manufacturing processes. ASML’s environmental data is measured by external experts and suppliers, reported to ASML and then consolidated and verified by an internal management system. In a number of cases data had to be estimated due to lack of reliable external data. Actual figures may differ from estimates.

Environmental data (waste)	Environmental efficiency own operations
Part of our waste (on average around 5% of the waste streams) is removed from our premises in containers of a predetermined weight. These estimated weights are weights for standardized packaging sizes (indicators) based on average weights in the country determined by our waste handling company. This can result in inaccuracies. In addition, the definition of waste differs between various locations due to differences in local legislation, e.g. in the US other definitions are used for disposing hazardous and non-hazardous waste. Within this corporate responsibility report ASML tried to align all waste streams with the European definitions. Only in cases where a certain waste stream is not seen as waste in the US can this cause inaccuracies in the reporting data.

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2015 indicators	Chapter	(K)PI definition	Scope of data*	Changes from 2014

Net CO2-emissions (in kton)	Environmental efficiency own operations & Appendix : Other indicators
Total of net CO2 emissions from ASML manufacturing locations in kilotons calculated by adding the direct and indirect CO2 emissions resulting from natural gas, fuel oil, propane and electricity purchased minus the amount of Renewable Energy Certificates purchased in the reporting period.
Figures for gas, electricity, fuel oil and
propane are converted with local conversion factors.

			ASML manufacturing locations Veldhoven, Wilton and Linkou	Yes - now includes purchased CO2
Energy efficiency savings due to improved technical installations (in TJ)	Environmental efficiency own operations	Cumulated energy savings reached through improved technical installations in reporting year (for projects initiated since base year 2010) for ASML manufacturing locations	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Total investment in operations energy saving over the period 2010 to the current reporting year (in thousands EUR)	Environmental efficiency own operations	Total accumulated investments in technical installations improvement programs since 2010 until end of the current reporting period for manufacturing locations	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Gross waste reduction (in %)	Environmental efficiency own operations
Cumulated waste savings reached through waste re-use or reduction programs in reporting year (for projects initiated since base year 2012) for ASML manufacturing locations.
Cumulated waste savings for the reporting period divided by the total waste materials disposed in 2012.

			ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Waste recycling (in %)	Environmental efficiency own operations	The percentage of recyclable waste (including product recovery, material recovery and incineration with energy recovery) for manufacturing locations, disposed in reporting period	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Waste towards landfill (in %)	Environmental efficiency own operations	The percentage of waste disposed to landfill in the reporting period for manufacturing locations	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Waste incineration (in %)	Environmental efficiency own operations	The percentage of waste incinerated (without energy recovery) in the reporting period for manufacturing locations	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Water efficiency savings (in %)	Environmental efficiency own operations
Cumulated water savings reached through improved technical installations in reporting year (for projects initiated since base year 2010) for ASML manufacturing locations.
Cumulated water savings for the reporting period divided by the total water used in 2010.

			ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Number of (significant) fines and grievances filed and monetary value of significant fines for non-compliance with environmental laws and regulations	Environmental efficiency own operations	Number of fines or grievances filed for environmental impacts or incidents of non-compliance with environmental laws and regulations. Significant fines are defined as fines above USD 10,000.	ASML worldwide	Change in scope - including Cymer
Total amount of operational cost reduction related to energy savings for the current reporting year (in thousands EUR)	Environmental efficiency own operations
Total amount of operational cost reduction related to energy savings due to improved technical installations for the current reporting year for manufacturing locations.
Cost reductions are calculated by multiplying the energy savings due to improved technical installations (in TJ) by the prices as specified in contracts with the energy supplier companies.

			ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Number of Accidents	Employee health and safety	Number of accidents of payroll and temporary employees with personal injury in reporting period for all ASML locations and activities worldwide (excluding commuting accidents)	ASML worldwide	Yes - now includes Cymer
Number of LTAs	Employee health and safety
Number of accidents of payroll and temporary employees with personal injury in reporting period for all ASML locations and activities worldwide, that result in the victim not being able to return to work on the next originally scheduled working day
			ASML worldwide	Yes - now includes Cymer
LTA rate	Employee health and safety
LTA rate is the number of accidents of payroll and temporary employees with personal injury in reporting period for all ASML locations and activities worldwide (per 100 FTEs), resulting in the victim not being able to return to work on the next originally scheduled working day
			ASML worldwide	Yes - now includes Cymer
Fuels purchased (in TJ)	Appendix: Other indicators	Total electricity purchased in the reporting period for ASML manufacturing locations, calculated in TJ with the help of conversion factors	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Electricity purchased (in TJ)	Appendix: Other indicators	Total of natural gas, fuel oil, hydrogen and propane purchased in the reporting period for ASML manufacturing locations, calculated in TJ with the help of conversion factors	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Water use (in 1,000 m3)	Appendix: Other indicators	Total water purchased in reporting period for ASML manufacturing locations, calculated in 1,000 m3	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Total waste materials disposed (in 1,000 kg)	Appendix: Other indicators	Total amount of waste disposed in reporting period from ASML manufacturing locations, calculated in tons	ASML manufacturing locations Veldhoven, Wilton and Linkou	None

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2015 indicators	Chapter	(K)PI definition	Scope of data*	Changes from 2014

CO2 footprint direct (scope 1) (in kton)	Appendix: Other indicators
CO2 footprint consists of natural gas (Veldhoven and Wilton), propane (Wilton), fuel oil (Veldhoven, Wilton and Linkou) and purchased CO2 (Veldhoven). It is calculated by multiplying the specific consumptions by the local conversion factors (x kg CO2 per m3 natural gas/propane/fuel oil or purchased CO2).
			ASML manufacturing locations Veldhoven, Wilton and Linkou	Yes - now includes purchased CO2
CO2 footprint indirect (scope 2) (in kton)	Appendix: Other indicators	CO2 footprint is calculated by multiplying electricity consumption of Veldhoven, Wilton and Linkou by local conversion factors (x kg CO2 per kWh)	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Gross CO2 footprint (in kton)	Appendix: Other indicators	Total gross CO2 emissions from ASML manufacturing locations in kilotons calculated by adding the direct and indirect CO2 emissions	ASML manufacturing locations Veldhoven, Wilton and Linkou	Yes - now includes purchased CO2
Renewable Energy Certificates (RECs) reduction (in kton)	Appendix: Other indicators	The total number of RECs purchased at our manufacturing location in Veldhoven in the reporting year (sum of purchased RECs per quarter). ASML Veldhoven buys Guarantee of Origins as RECs.	ASML manufacturing locations Veldhoven, Wilton and Linkou	None
Energy savings due to improved production process (in TJ)	Appendix: Other indicators	Energy savings reached through improved production process since the beginning of the current reporting period for Veldhoven manufacturing location	ASML manufacturing location Veldhoven	None
Absenteeism %	Appendix: Other indicators
The number of calendar days (including weekends) of sick leave for ASML payroll employees (in Europe, Asia and US) in the observation period, divided by the labor volume (in full-time equivalents) multiplied by the number of calendar days in the observation period
			Europe: All Veldhoven (100%) and rest of Europe time-registering personnel (80%) Asia: Asia time-registering personnel (90%) US: All US personnel (100%) (excluding Cymer)	None
Number of nationalities working for ASML	Appendix: Other indicators	The number of nationalities for payroll and temporary employees on the last reporting day working for ASML by region (US, Asia and Europe).	ASML worldwide	Yes - now includes temporary employees
Foreign nationals working for ASML (in %)	Appendix: Other indicators	The percentage of non-local payroll and temporary employees on the last day of the reporting period with another nationality than the country the employee is working in	ASML worldwide	None
Male/female in managerial positions[1]	Appendix: Other indicators	Total number of employees (FTE) in Supervisory Board, Board of Management, Senior Management, middle management and other split by gender and age group	ASML Worldwide (excluding Cymer)	None
Number of employees (in FTEs)	Appendix: Other indicators	The total number of employees in FTE on the last day of the reporting period by region and employment type. This is also reported by gender %.	ASML worldwide	None
Number of full-time & part-time payroll employees (in FTEs)	Appendix: Other indicators	The number of full-time and part-time payroll employees on the last day of the reporting period by region. This is also reported by gender %.	ASML worldwide	None
Voluntary employee attrition	Appendix: Other indicators	The number of payroll employees (in FTE) that voluntarily left ASML during the reporting period	ASML worldwide	None
Involuntary employee attrition	Appendix: Other indicators	The number of payroll employees (in FTE) that involuntarily left ASML in the reporting period	ASML worldwide	None
New hires payroll employees (in FTEs)	Appendix: Other indicators	The number of new payroll employees in FTE that joined ASML during the current reporting period by region, gender and age group. This is also reported as rate of new hires %.	ASML worldwide	None

* ASML worldwide includes ASML Holdings N.V. and its subsidiaries (please refer to appendix: List of main subsidiaries).

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GRI content index for ‘In accordance’ – Core
There are no GRI omissions for the material themes. For assurance purposes, GRI compliance has been assessed as part of the external audit procedures for The Report. Please see the ‘Independent auditor’s assurance report’ on page 77.

GRI disclosure #		Reference	Page #
GENERAL STANDARD DISCLOSURES

Strategy and Analysis
G4-1
a.
Provide a statement from the most senior decision-maker of the organization (such as CEO, chair, or equivalent senior position) about the relevance of sustainability to the organization and the organization’s strategy for addressing sustainability.

The statement should present the overall vision and strategy for the short term, medium term, and long term, particularly with regard to managing the significant economic, environmental and social impacts that the organization causes and contributes to, or the impacts that can be linked to its activities as a result of relationships with others (such as suppliers, people or organizations in local communities). The statement should include:
•
Strategic priorities and key topics for the short and medium term with regard to sustainability, including respect for internationally recognized standards and how such standards relate to long term organizational strategy and success
•
Broader trends (such as macroeconomic or political) affecting the organization and influencing sustainability priorities
•
Key events, achievements and failures during the reporting period
•
Views on performance with respect to targets
•
Outlook on the organization’s main challenges and targets for the next year and goals for the coming 3-5 years
•
Other items pertaining to the organization’s strategic approach
		Message from the Presidents	7

Organizational Profile
G4-3	Report the name of the organization	Governance	24

G4-4	Report the primary brands, products and services	About ASML	9

G4-5	Report the location of the organization's headquarters	About ASML	9

G4-6
Report the number of countries where the organization operates and names of countries where either the organization has significant operations or that are specifically relevant to the sustainability topics covered in the report
		About ASML Appendix: List of main subsidiaries	9 & 80

G4-7	Report the nature of ownership and legal form	Governance	24

G4-8	Report the markets served (including geographic breakdown, sectors served and types of customers and beneficiaries)	About ASML Product stewardship	9 & 30

G4-9	Report the scale of the organization, including:
	• Total number of employees	About ASML Other indicators	9 & 72
	• Total number of operations	About ASML	9
	• Net sales (for private sector organizations) or net revenues (for public sector organizations)	About ASML	9
	• Total capitalization broken down in terms of debt and equity (for private sector organizations)	Appendix: Financial performance	75
	• Quantity of products or services provided	Highlights About ASML	6 & 9

G4-10	a. Report the total number of employees by employment contract and gender	Other indicators	72
	b. Report the total number of permanent employees by employment type and gender	Other indicators	72
	c. Report the total workforce by employees and supervised workers and by gender	Other indicators	72
	d. Report the total workforce by region and gender	Talent management Other indicators	35 & 72
	e. Report whether a substantial portion of the organization's work is performed by workers who are legally recognized as self-employed, or by individuals other than employees or supervised workers, including employees and supervised employees of contractors	Labor relations and fair remuneration	55
	f. Report any significant variations in employment numbers (such as seasonal variations in employment in the tourism or agricultural industries)	N/a , ASML has no significant variations in employment numbers

G4-11	Report the percentage of total employees covered by collective bargaining agreements	Labor relations and fair remunerations	55

G4-12	Describe the organization's supply chain	Sustainable relationship with suppliers	44

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GRI disclosure #	GRI description	Reference	Page #
GENERAL STANDARD DISCLOSURES

Organizational Profile
G4-13	Report any significant changes during the reporting period regarding the organization's size, structure, ownership, or its supply chain including:	About the report	78
	• Changes in the location of, or changes in, operations, including facility openings, closings and expansions	N/a , no significant changes in operations, including facility openings, closings and expansions
	• Changes in the share capital structure and other capital formation, maintenance and alteration operations (for private sector organizations)	Appendix: Financial performance	75
	• Changes in the location of suppliers, the structure of the supply chain, or in relationships with suppliers, including selection and termination	About the report	78

G4-14	Report whether and how the precautionary approach or principle is addressed by the organization	Business risk and business continuity	49

G4-15	List externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or which it endorses	Sustainable relationship with suppliers, Business ethics and human rights, Product safety and compliance	44, 50 & 63

G4-16
List memberships of associations (such as industry associations) and national or international advocacy organizations in which the organization:
•
Holds a position on the governance body
•
Participates in projects or committees
•
Provides substantive funding beyond routine membership dues
•
Views membership as strategic
		Sustainable relationship with suppliers, Business ethics and human rights, Labor relations	44, 50 & 55

Identified Material Aspects and Boundaries
G4-17	a. List all entities included in the organization's consolidated financial statements or equivalent documents	Appendix List of main subsidiaries	80
	b. Report whether any entity included in the organization's consolidated financial statements or equivalent documents is not covered by the report	Non-financial data definitions	82

G4-18	a. Explain the process for defining the report content and the Aspect Boundaries b. Explain how the organization has implemented the Reporting Principles for Defining Report Content	Materiality analysis Our stakeholders' expectations, About the report	15, 16 & 78

G4-19	List all the material Aspects identified in the process for defining report content	Materiality analysis	15

G4-20	For each material Aspect, report the Aspect Boundary within the organization, as follows: • Report whether the Aspect is material within the organization • If the Aspect is not material for all entities within the organization (as described in G4-17), select one of the following two approaches and report either: - The list of entities or groups of entities included in G4-17 for which the Aspect is not material or, - The list of entities or groups of entities included in G4-17 for which the Aspect is material • Report any specific limitation regarding the Aspect Boundary within the organization	Materiality analysis	15

G4-21	For each material Aspect, report the Aspect Boundary outside the organization, as follows: • Report whether the Aspect is material outside of the organization • If the Aspect is material outside of the organization, identify the entities, groups of entities or elements for which the Aspect is material. In addition, describe the geographical location where the Aspect is material for the entities identified • Report any specific limitation regarding the Aspect Boundary outside the organization	Materiality analysis	15

G4-22	Report the effect of any restatements of information provided in previous reports,and the reasons for such adjustements	About the report	78

G4-23	Report significant changes from previous reporting periods in the Scope and Aspect Boundaries	About the report	78

Stakeholder Engagement
G4-24	Provide a list of stakeholder groups engaged by the organization	Our stakeholders' expectations Appendix: Stakeholder engagement	16 & 81

G4-25	Report the basis for identification and selection of stakeholders with whom to engage	Our stakeholders' expectations	16

G4-26
Report the organization's approach to stakeholder engagement, including frequency of engagement by type and by stakeholder group and an indication of whether any of the engagement was undertaken specifically as part of the report preparation process
		Our stakeholders' expectations Appendix: Stakeholder engagement	16 & 81

G4-27
Report key topics and concerns that have been raised through stakeholder engagement and how the organization has responded to those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics and concerns.
		Our stakeholders' expectations Appendix: Stakeholder engagement	16 & 81

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GRI disclosure #	GRI description	Reference	Page #
GENERAL STANDARD DISCLOSURES

Report Profile
G4-28	Reporting period (such as fiscal or calendar year) for information provided	About the report	78

G4-29	Date of most recent previous report (if any)	About the report	78

G4-30	Reporting cycle (such as annual, biennial)	About the report	78

G4-31	Provide the contact point for questions regarding the report or its contents	AMSL contact information	101

G4-32	a. Report the 'in accordance' option the organization has chosen b. Report the GRI Content Index for the chosen option c. Report the reference to the External Assurance Report, if the report has been externally assured. (GRI recommends the use of external assurance but it is not a requirement to be 'in accordance' with the Guidelines.)	About the report	78

G4-33	a. Report the organization's policy and current practice with regard to seeking external assurance for the report b. If not included in the assurance report accompanying the sustainability report, report the scope and basis of any external assurance provided c. Report the relationship between the organization and the assurance providers d. Report whether the highest governance body or senior management are involved in seeking assurance for the organization's sustainability report	About the report	78

Governance
G4-34	Report the governance structure of the organization, including committees of the highest governance body. Identify any committees responsible for decision-making on economic, environmental and social impacts	Governance	24

Ethics and Integrity
G4-56	Describe the organization's values, principles, standards and norms of behavior such as codes of conduct and codes of ethics	Business ethics and human rights	50

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GRI disclosure #	GRI description	GRI sub-heading	Page #
MATERIAL THEMES

Innovation
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 27

Own indicator	There is no specific GRI indicator for this theme but we report against R&D spend

Knowledge management
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 29

Own indicator	There is no specific GRI indicator for this theme but we report the Technical Competence (TC) and the Function/Functional ownership (FO) maturity score and # of technical training hours per FTE	Knowledge management Other indicators	29 & 72

Product stewardship
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 30

G4-EN27
a. Report quantitatively the extent to which environmental impacts of products and services have been mitigated during the reporting period
b. If use-oriented figures are employed, report the underlying assumptions regarding consumption patterns or normalization factors
		Product and Services (Environmental)	30 (looking into how we can improve the metrics related to this theme to enhance alignment with GRI)

Talent management
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 35

G4-LA9	Report the average hours of training that the organization's employees have undertaken during the reporting period, by: • Gender • Employee category	Training and Education (Labor Practices and Decent Work)	35 & 72 (employee category not deemed material to disclose)

Please also see G4-9 and G4-10

Own indicator
We also choose to disclose attrition rate of high performers, employee attrition (%), voluntary employee attrition, involuntary employee attrition, # of nationalities working for ASML, non-local nationalities (%) working for ASML, # of scholarships, % DAP completion and % PPM completion and other relevant indicators
35, 57 & 72

Sustainable relationship with our people
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 37

G4-LA1	a. Report the total number and rate of new employee hires during the reporting period, by age group, gender and region b. Report the total number and rate of employee turnover during the reporting period, by age group, gender and region	Employment (Labor Practices and Decent Work)	72

Please also see G4-10

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GRI disclosure #	GRI description	GRI sub-heading	Page #
MATERIAL THEMES

Sustainable relationship with our people
Own indicator	We also choose to disclose information on average engagement score me@ASML survey, absenteeism (%) and men/women in managerial positions		37 & 72

Sustainable relationship with our customers
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 42

G4-PR5	Report the results or key conclusions of customer satisfaction surveys (based on statistically relevant sample sizes) conducted in the reporting period relating to information about: • The organization as a whole • A major product or service category • Significant locations of operation	Product and Service Labeling (Product Responsibility)	41

Sustainable relationship with our suppliers
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 44

G4-EC9
a.
Report the percentage of the procurement budget used for significant locations of operation spent on suppliers local to that operation (such as percentage of products and services purchased locally)
b.
Report the organization's geographical definition of 'local'
c.
Report the definition used for 'significant locations of operation'
		Procurement Practices (Economic)	10, 44 & 82

G4-EN32	a. Report the percentage of new suppliers that were screened using environmental criteria	Supplier Environmental Assessment (Environmental)	44, Full compliance. No split in categories (environmental, labor practices, human rights and society). One indicator covers all.

G4-EN33
a.
Report the number of suppliers subject to environmental impact assessments
b.
Report the number of suppliers identified as having significant actual and potential negative environmental impacts
c.
Report the significant actual and potential negative environmental impacts identified in the supply chain
d.
Report the percentage of suppliers identified as having significant actual and potential negative environmental impacts with which improvements were agreed upon as a result of assessment
e.
Report the percentage of suppliers identified as having significant actual and potential negative environmental impacts with which relationships were terminated as a result of assessment and why
		Supplier Environmental Assessment (Environmental)	44 Partially comply. (Full compliance with a. and d.)

G4-LA14	a. Report the percentage of new suppliers that were screened using labor practices criteria	Supplier Assessment for Labor Practices (Labor Practices and Decent Work)	44, Full compliance. No split in categories (environmental, labor practices, human rights and society). One indicator covers all.

G4-LA15
a.
Report the number of suppliers subject to impact assessments for labor practices
b.
Report the number of suppliers identified as having significant actual and potential negative impacts for labor practices
c.
Report the significant actual and potential negative impacts for labor practices identified in the supply chain
d.
Report the percentage of suppliers identified as having significant actual and potential negative impacts for labor practices with which improvements were agreed upon as a result of assessment
e.
Report the percentage of suppliers identified as having significant actual and potential negative impacts for labor practices with which relationships were terminated as a result of assessment and why
		Supplier Assessment for Labor Practices (Labor Practices and Decent Work)	44 Partially comply. (Full compliance with a. and d.)

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GRI disclosure #	GRI description	GRI sub-heading	Page #
MATERIAL THEMES

Sustainable relationship with our suppliers
G4-HR10	a. Report the percentage of new suppliers that were screened using human rights criteria	Supplier Human Rights Assessment (Human rights)	44, Full compliance. No split in categories (environmental, labor practices, human rights and society). One indicator covers all.

G4-HR11
a.
Report the number of suppliers subject to human rights impact assessments
b.
Report the number of suppliers identified as having significant actual and potential negative human rights impacts
c.
Report the significant actual and potential negative human rights impacts identified in the supply chain
d.
Report the percentage of suppliers identified as having significant actual and potential negative human rights impacts with which improvements were agreed upon as a result of assessment
e.
Report the percentage of suppliers identified as having significant actual and potential negative human rights impacts with which relationships were terminated as a result of assessment and why
		Supplier Human Rights Assessment (Human rights)	44 Partially comply. (Full compliance with a. and d.)

G4-SO9	a. Report the percentage of new suppliers that were screened using criteria for impacts on society	Supplier Assessment for Impacts on Society (Society)	44, Full compliance. No split by the categories (environmental, labor practices, human rights and society). One indicator covers all.

G4-SO10
a.
Report the number of suppliers subject to assessments for impacts on society
b.
Report the number of suppliers identified as having significant actual and potential negative impacts on society
c.
Report the significant actual and potential negative impacts on society identified in the supply chain
d.
Report the percentage of suppliers identified as having significant actual and potential negative impacts on society with which improvements were agreed upon as a result of assessment
e.
Report the percentage of suppliers identified as having significant actual and potential negative impacts on society with which relationships were terminated as a result of assessment, and why
		Supplier Assessment for Impacts on Society (Society)	44 Partially comply. (Full compliance with a. and d.)

Please also see G4-12

Own indicator
We also choose to disclose additional information on our supplier audits, different types of suppliers and spend. Next to this we disclose the overall rating score Supplier Intimacy survey and % of business critical PR suppliers that acknowledged EICC code of conduct.
44, Yes

We are required by GRI to report only on the material themes, however for transparency and completeness reasons we are also including some GRI disclosures for the responsible business behavior themes. These have been included below. We therefore do not always fully comply with the GRI indicator and omissions are mentioned in the reference (page #) column.

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GRI disclosure #	GRI description	GRI sub-heading	Page #
RESPONSIBLE BUSINESS BEHAVIOR THEMES

Business risk and business continuity
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 49

G4-EC1
a.
Report the direct economic value generated and distributed (EVG&D) on an accruals basis including the basic components for the organization’s global operations as listed below. If data is presented on a cash basis, report the justification for this decision and report the basic components as listed below:
•
Direct economic value generated:
- Revenues
•
Economic value distributed:
- Operating costs
- Employee wages and benefits
- Payments to providers of capital
- Payments to government (by country)
- Community investments
•
Economic value retained (calculated as ‘Direct economic value generated ‘ less ‘Economic value distributed’)
a.
To better assess local economic impacts, report EVG&D separately at country, regional, or market levels, where significant. Report the criteria used for defining significance.
Economic Performance (Economic)
Business risk and business continuity is not deemed a material theme and therefore we do not have to fully comply with the Specific Standard Disclosures. However we do choose to disclose some information related/linked to G4-EC1. More information on EC1 can be found in the Annual Report

Please also see G4-14

Business ethics and human rights
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 50
G4-SO4	a. Report the total number and percentage of governance body members that the organization‘s anti-corruption policies and procedures have been communicated to, broken down by region	Anti-corruption (Society)	Not disclosed
	b. Report the total number and percentage of employees that the organization‘s anti-corruption policies and procedures have been communicated to, broken down by employee category and region		Not disclosed

c.
Report the total number and percentage of business partners that the organization‘s anti-corruption policies and procedures have been communicated to, broken down by type of business partner and region
Not disclosed
	d. Report the total number and percentage of governance body members that have received training on anti-corruption, broken down by region		50 (disclosed on a total basis not by employee type or region)
	e. Report the total number and percentage of employees that have received training on anti-corruption, broken down by employee category and region		50 (disclosed on a total basis not by employee type or region)

G4-SO7	a. Report the total number of legal actions pending or completed during the reporting period regarding anti-competitive behavior and violations of anti-trust and monopoly legislation in which the organization has been identified as a participant b. Report the main outcomes of completed legal actions, including any decisions or judgments	Anti-competitive Behavior (Society)	50

G4-SO8	a. Report significant fines and non-monetary sanctions in terms of: • Total monetary value of significant fines • Total number of non-monetary sanctions • Cases brought through dispute resolution mechanisms b. If the organization has not identified any noncompliance with laws or regulations, a brief statement of this fact is sufficient c. Report the context against which significant fines and non-monetary sanctions were incurred	Compliance (Society)	50

Please also see G4-HR10 and G4-HR11 (Sustainable relationship with suppliers) and G4-56

Own indicator	We also choose to disclose # of reports and complaints related to a potential violation of the Code of Conduct and Business Principles		50

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GRI disclosure #	GRI description	GRI sub-heading	Page #
RESPONSIBLE BUSINESS BEHAVIOR THEMES

Tax strategy and transparency
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	53 Partially. Part a is not addressed and part c is partially addressed (only mechanisms)

There is no specific GRI indicator for this theme

Labor relations and fair remuneration
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 55

G4-LA13
a.
Report the ratio of the basic salary and remuneration of women to men for each employee category, by significant locations of operation.
b.
Report the definition used for 'significant locations of operation'
		Equal Remuneration for Women and Men (Labor Practices ad Decent Work)	55 Partially. Not reported by significant locations of operations

Please also see G4-LA14 and G4-LA15 (Sustainable relationship with suppliers), G4-10e and G4-11

Community involvement
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 57
G4-SO1
Report the percentage of operations with implemented local community engagement, impact assessments, and development programs, including the use of:
•
Social impact assessments, including gender impact assessments, based on participatory processes
•
Environmental impact assessments and ongoing monitoring
•
Public disclosure of results of environmental and social impact assessments
•
Local community development programs based on local communities’ needs
•
Stakeholder engagement plans based on stakeholder mapping
•
Broad based local community consultation committees and processes that include vulnerable groups
•
Works councils, occupational health and safety committees and other employee representation bodies to deal with impacts
•
Formal local community grievance processes
		Local Communities (Society)	15, 18, 57 & 81 Partially. Local community development and stakeholder engagement addressed but loose link to indicator

Please also see G4-SO9 and G4-SO10 (Sustainable relationship with suppliers)

Own indicator	We also choose to disclose information on cash commitments (charity and sponsorship) and survey results (neighbor events)		57

Conflict minerals
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 61

There is no specific GRI indicator for this theme

Product safety and compliance
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 63

G4-PR2	a. Report the total number of incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of products and services within the reporting period, by: • Incidents of non-compliance with regulations resulting in a fine or penalty • Incidents of non-compliance with regulations resulting in a warning • Incidents of non-compliance with voluntary codes b. If the organization has not identified any non-compliance with regulations and voluntary codes, a brief statement of this fact is sufficient	Compliance (Product Responsibility)	63

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GRI disclosure #	GRI description	GRI sub-heading	Page #
RESPONSIBLE BUSINESS BEHAVIOR THEMES

Product safety and compliance
G4-PR9	a. Report the total monetary value of significant fines for noncompliance with laws and regulations concerning the provision and use of products and services b. If the organization has not identified any noncompliance with laws or regulations, a brief statement of this fact is sufficient	Compliance (Product Responsibility)	63

Own indicator	We also choose to disclose information on % product types shipped that have a SEMI S2 Safety Guidelines compliance report		63

Environmental efficiency own operations
DMA	a. Report why the Aspect is material. Report the impacts that make this Aspect material. b. Report how the organization manages the material Aspect or its impacts c. Report the evaluation of the management approach, including: • The mechanisms for evaluating the effectiveness of the management approach • The results of the evaluation of the management approach • Any related adjustments to the management approach	DMA	65

G4-EN8
a. Report the total volume of water withdrawn from the following sources:
• Surface water, including water from wetlands, rivers, lakes, and oceans
• Ground water
• Rainwater collected directly and stored by the organization
• Waste water from another organization
• Municipal water supplies or other water utilities
		Water (Environmental)	65 & 72
	b. Report standards, methodologies, and assumptions used		Not deemed necessary to disclose due to source of water used

G4-EN15	a. Report gross direct (Scope 1) GHG emissions in metric tons of CO2 equivalent, independent of any GHG trades, such as purchases, sales, or transfers of offsets or allowances	Emissions (Environmental)	65 & 72
	b. Report gases included in the calculation (whether CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, or all)		65 & 72
	c. Report biogenic CO2 emissions in metric tons of CO2 equivalent separately from the gross direct (Scope 1) GHG emissions		65 & 72

d.
Report the chosen base year, the rationale for choosing the base year, emissions in the base year, and the context for any significant changes in emissions that triggered recalculations of base year emissions
82 (rationale for base year, gross emissions in base year not disclosed)
	e. Report standards, methodologies, and assumptions used		72 & 82
	f. Report the source of the emission factors used and the global warming potential (GWP) rates used or a reference to the GWP source		Not disclosed
	g. Report the chosen consolidation approach for emissions (equity share, financial control, operational control)		Not disclosed

G4-EN16	a. Report gross energy indirect (Scope 2) GHG emissions in metric tons of CO2 equivalent, independent of any GHG trades, such as purchases, sales, or transfers of offsets or allowances	Emissions (Environmental)	65 & 72
	b. Report gases included in the calculation, if available		65 & 72

c.
Report the chosen base year, the rationale for choosing the base year, emissions in the base year, and the context for any significant changes in emissions that triggered recalculations of base year emissions
82 (rationale for base year, gross emissions in base year not disclosed)
	d. Report standards, methodologies, and assumptions used		72 & 82
	e. Report the source of the emission factors used and the global warming potential (GWP) rates used or a reference to the GWP source, if available		Not disclosed
	f. Report the chosen consolidation approach for emissions (equity share, financial control, operational control)		Not disclosed

G4-EN23
a.
Report the total weight of hazardous and nonhazardous waste, by the following disposal methods:
•
Reuse
•
Recycling
•
Composting
•
Recovery, including energy recovery
•
Incineration (mass burn)
•
Deep well injection
•
Landfill
•
On-site storage
•
Other (to be specified by the organization)
b.
Report how the waste disposal method has been determined:• Disposed of directly by the organization or otherwise directly confirmed
•
Information provided by the waste disposal contractor
•
Organizational defaults of the waste disposal contractor
		Effluents and Waste Environmental)	72 & 82 Waste recycling reported at a total level – please refer to definitions on page 86 for what comprises this figure

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GRI disclosure #	GRI description	GRI sub-heading	Page #
RESPONSIBLE BUSINESS BEHAVIOR THEMES

Environmental efficiency own operations
G4-EN29	a. Report significant fines and non-monetary sanctions in terms of: • Total monetary value of significant fines • Total number of non-monetary sanctions • Cases brought through dispute resolution mechanisms b. Where organizations have not identified any noncompliance with laws or regulations, a brief statement of this fact is sufficient	Compliance (Environmental)	65

G4-EN34	a. Report the total number of grievances about environmental impacts filed through formal grievance mechanisms during the reporting period b. Of the identified grievances, report how many were: • Addressed during the reporting period • Resolved during the reporting period c. Report the total number of grievances about environmental impacts filed prior to the reporting period that were resolved during the reporting period	Environmental Grievance Mechanisms (Environmental)	65

Please also see G4-EN32 and G4-EN33 (Sustainable relationship with suppliers)

Own indicator	We also choose to disclose information on energy usage, energy & CO2 reduction, waste reduction, water reduction and investment leading to operational cost reduction		65

Employee health and safety
DMA
a.
Report why the Aspect is material. Report the impacts that make this Aspect material.
b.
Report how the organization manages the material Aspect or its impacts
c.
Report the evaluation of the management approach, including:
•
The mechanisms for evaluating the effectiveness of the management approach
•
The results of the evaluation of the management approach
•
Any related adjustments to the management approach
		DMA	15, 18 & 68

G4-LA6
a.
Report types of injury, injury rate (IR), occupational diseases rate (ODR), lost day rate (LDR), absentee rate (AR) and work-related fatalities, for the total workforce (that is, total employees plus supervised workers), by:
•
Region
•
Gender
		Occupational Health and Safety (Labor Practices and Decent Work)	68 (No disclosure on ODR or IR. Disclosures by gender also not given.)

b.
Report types of injury, injury rate (IR), occupational diseases rate (ODR), lost day rate (LDR), absentee rate (AR) and work-related fatalities for independent contractors working on-site to whom the organization is liable for the general safety of the working environment, by:
•
Region
•
Gender

			Not disclosed for independent contractors
	c. Report the system of rules applied in recording and reporting accident statistics		68

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Forward-looking statements
This report contains statements that are forward-looking, including statements with respect to (i) expected developments in the semiconductor industry and industry trends, including the continuation of Moore’s Law, and lithography industry trends, (ii) ASML’s goals, strategies and ambitions, including its strategies, priorities, targets, KPIs and key risks with respect to ASML’s corporate responsibility (CR) strategy and ASML’s CR outlook for 2016, (iii) development of technology, including EUV technology, DUV technology and Holistic Lithography solutions, performance of ASML’s EUV systems, and other development goals, including reducing cost of ownership of systems, (iv) R&D spending, (v) ASML’s strategy to make its systems more resource efficient, (vi) ASML’s technological roadmap, including with respect to shrink, and ASML’s outlook with respect to customer service and its efforts to help customers continue shrink, (vii) ASML’s supply chain risk and performance and strategies and goals with respect to customer relationships and supplier intimacy, strategies and goals with respect to risk management and compliance, (viii) ASML’s goals and targets with respect to innovation, knowledge management, productivity and efficiency, talent management and employability, compliance with business ethics and human rights standards, sustainable business practice, tax strategy and transparency, compliance with tax regulations, labor relations, remuneration policy, community involvement, diversity, compliance with conflict minerals disclosure and diligence and transparency of the minerals supply chain, product safety and compliance, employee health and safety and the use of hazardous substances, and (ix) environmental efficiency goals, including ASML’s goal to reduce its carbon footprint, carbon reduction targets and energy savings, use of renewable energy and water consumption, management of waste, and the management and reduction of hazardous substances.
You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “aim”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “strive” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current goals, expectations, estimates, assumptions, projections and strategies about ASML’s business and its future performance and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of ASML’s customer base), the impact of general economic conditions on consumer confidence and demand for ASML’s customers' products, competitive products and pricing, affordability of shrink, the continuation of Moore’s Law, the impact of manufacturing efficiencies and capacity constraints, performance of ASML’s systems, including EUV systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products and customers meeting their own development roadmaps, availability of EUV systems, delays in EUV system production and development, market demand for ASML’s existing products and for new products, ASML’s ability to reduce costs, ASML’s ability to meet or perform its goals, strategies, ambitions, targets and KPIs set out in this report, ASML’s ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, and other risks indicated in the risk factors included in this report and in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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List of abbreviations and definitions

Name	Description

3TG minerals	The minerals in this category are tantalum, tin, tungsten and gold
ABWs	Activity Based Workplaces
AC	Audit Committee
AIR	ASML Issue Resolution system
Annual Report	Annual Report on Form 20-F
ARCNL	Advanced Research Center for Nanolithography
ArF	Argon Fluoride
ASML	ASML Holdings N.V. and its subsidiaries
AWVN	The Dutch employers' network organization
BEPS	Base Erosion and Profit Shifting
BoM	Board of Management
Canon	Canon Kabushiki Kaisha
CCIP	Customer Co-Investment Program
CD	Critical Dimension
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFSI	Conflict-Free Sourcing Initiative
CFSP	Conflict-Free Smelter Program
CIP	Corporate Intellectual Property
CLS	Cymer Light Source
CO2	Carbondioxide
COO	Chief Operations Officer
CPEP	Connecticut Pre-Engineering Program
CR	Corporate Responsibility
CR&A	Corporate Risk & Assurance
CRC	Corporate Risk Committee
CS	Customer Support
CTO	Chief Technology Officer
Cymer	Cymer Inc. and its subsidiaries
D&E	Development and Engineering
DAP	Development Action Plan
DJSI	Dow Jones Sustainability Indices
DPT	Double Patterning Technology
DRAM	Dynamic Random Access Memory
DRC	Democratic Republic of the Congo
DUV	Deep Ultraviolet
EHS	Environment, Health and Safety
EICC	Electronic Industry Citizenship Coalition
EPS	Earnings per share
ERMs	Executive Review Meetings
EU	European Union
EUV	Extreme Ultraviolet
EVP	Executive Vice-President
fab	Fabrication plant (semiconductors)
FCO	Field Change Orders
FME	The Dutch employers' organization for the technology industry
FO	Functional Ownership
FTEs	Full-time equivalents
GeSI
Global e-Sustainability Initiative, is a leading source of impartial information, resources, and best practices for achieving integrated social and environmental sustainability through ICT (www.GEsi.org)

GHG	Greenhouse Gas
GRI	Global Reporting Initiative
Holistic Lithography	Optimize the scanner performance by taken into account the entire chip creation process, from design to volume manufacturing
HR&O	Human Resources and Organization
HR4U	ASML's integrated Human Resources information system
IC	Integrated Circuit
IDM	Integrated Device Manufacturer
ILO	International Labor Organization

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Name	Description
IMEC	Interuniversitair Micro-Elektronica Centrum
Intel	Intel Corporation
IPR	Intellectual Property Rights
ISO	International Organization for Standardization
KPI	Key Performance Indicator
KrF	Krypton Fluoride
KRW	South Korean Won
kWh	kilo Watt hour
LGCBA	Law Governing Collective Bargaining Agreements
LMS	Learning Management System
Logic	Micro-processor manufacturers and Foundries
LTA	Lost Time Accident
Memory	NAND-Flash memory and DRAM memory chip makers
MPS	Mature Products and Services
MPT	Multiple Patterning Technology
MPU	Micro/Main Processor Unit
NA	Numerical Aperture
NAND	A binary operator composite of 'NOT AND'
NASDAQ	NASDAQ Stock Market LLC
NC	Nonconformance
NEP	National Employability Plan
Nikon	Nikon Corporation
NL	The Netherlands
nm	Nanometer (one billionth of a meter)
NPDI	Nationaal Platform Duurzame Inzetbaarheid (a Dutch national platform for sustainable employability)
NPR	Non-product related
NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body
NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay
OECD	Organization for Economic Cooperation and Development
OHSAS	Occupation Health and Safety Assessment Series
OPC	Optical Proximity Correction
OSHA	Occupational Safety and Health Agency
PAS	Philips Automatic Stepper
PEP	Productivity Enhancement Package
PFOS	Perfluorooctanesulfonic acid
PGP	Product Generation Process
PPM	People Performance Management Process
PR	Product related
QLTCS	Quality, Logistics, Technology, Cost, and Sustainability management
QPI	Quality and Process Improvement department
R&D	Research and Development
RCOI	Reasonable Country of Origin Enquiry
REACH	Registration, Evaluation, Authorization, and Restriction of Chemicals
RECs	Renewable Energy Certificates
RET	Resolution Enhancement Techniques
RoHS	Reduction of Hazardous Substances
S&CM	Sales & Customer Management
SB	Supervisory Board
SEC	The United States Securities and Exchange Commission
SEMI	Semiconductor Equipment and Materials International
Shrink	Shrink is the process of developing smaller transistors on chips, using increasingly sophisticated lithography techniques
SMO	Source-Mask Optimization
SNEP	System Node Extension Package
SS&P	Strategic Sourcing & Procurement
STEM	Science, Technology, Engineering and Math
TC	Technical Competence
Throughput	The number of wafers a machine can process per hour
TJ	Terajoule, the unit of energy
TLI	Technology Leadership Index

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Name	Description
TNO	Toegepast Natuurwetenschappelijk Onderzoek (Dutch organisation for Applied Scientific Research) )
TRMs	Technology Review Meetings
TU/e	Technische Universiteit van Eindhoven (Dutch University for Technology located in Eindhoven)
US	United States of America
VBDO	De Vereniging van Beleggers voor Duurzame Ontwikkeling (the Dutch Association of Investors for Sustainable Development)
VLSI	An independent industry research firm that surveyed customers representing 95% of the world's total semiconductor market
W	Watt, the unit of power
Yield	Increasing yield means having machines that produce wafers with fewer and fewer defects
YieldStar	Advanced wafer metrology system

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ASML contact information
Corporate headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
Corporate Communications
E-mail: corpcom@asml.com
Investor Relations
Tel: +31 40 268 3938
E-mail: investor.relations@asml.com
For more information, visit our website:
www.asml.com

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